This document has 139 pages.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

P.E.

0-29456

June 17, 2002

BELL CANADA INTERNATIONAL INC.
(Translation of Registrant's name into English)

1000, rue de La Gauchetière Ouest, Bureau 1200, Montréal, Québec H3B 4Y8, (514) 397-2384

(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _______ Form 40-F ___X___

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No __X__

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BELL CANADA INTERNATIONAL INC.

Date: June 17, 2002

Name: Mark Hounsell
Title: Vice-President, Law and Corporate Secretary

EXHIBIT INDEX

EXHIBIT 1

MATERIAL CHANGE REPORT

UNDER SECTION 75(2) OF THE SECURITIES ACT (ONTARIO), SECTION 81(2) OF THE SECURITIES ACT (NOVA SCOTIA), SECTION 76(2) OF THE SECURITIES ACT (NEWFOUNDLAND AND LABRADOR), SECTION 84(1)(b) OF THE SECURITIES ACT (SASKATCHEWAN), SECTION 146(1)(b) OF THE SECURITIES ACT (ALBERTA) AND SECTION 85(1)(b) OF THE SECURITIES ACT (BRITISH COLUMBIA)

Item 1. **Reporting Issuer**

BELL CANADA INTERNATIONAL INC.
1000 de la Gauchetière Street West
Suite 1200
Montréal, Québec
H3B 4Y8

Item 2. **Dates of Material Change**

June 3 and 10, 2002.

Item 3. **Press Releases**

See attached copies of press releases issued on June 3 and 10, 2002.

Item 4. **Summary of Material Change**

Bell Canada International Inc. ("BCI") has entered into a share purchase agreement dated as of May 31, 2002 to sell its indirect interest in Telecom Américas Ltd. ("Telecom Américas") to América Móvil, S.A. de C.V. ("América Móvil") of Mexico for approximately US$366 million. In order to give effect to this transaction, BCI will seek approval from its holders of common shares (the "Shareholders") and a consent from holders of 11% senior unsecured notes due September 2004 (the "Noteholders"), for a court supervised plan of arrangement (the "Plan of Arrangement") pursuant to section 192 of the *Canada Business Corporations Act* (the "CBCA"), which will include among other things, a share consolidation of the currently outstanding common shares resulting in BCI having a total of 40 million common shares outstanding on a post-consolidation basis (the "Share Consolidation"). BCI will also seek approval to pass a special resolution to reduce the stated capital of the currently outstanding common shares to $10 million and to transfer the amount withdrawn from stated capital to the contributed surplus account of BCI. The special meeting of Shareholders and the meeting of Noteholders (the "Meetings") to approve the Plan of Arrangement including the Share Consolidation are scheduled for July 12, 2002.

Item 5. Full Description of Material Change

BCI reached a definitive agreement dated as of May 31, 2002 for the sale of 42% of the common shares (39% of the total number of issued and outstanding common and preferred shares) of Telecom Américas to América Móvil. The consideration payable at closing for the Telecom Américas shares consists of a payment by América Móvil of approximately US$146 million in cash and a US$220 million interest-free note due March 1, 2003. In addition, BCI will be released from approximately US$250 million of contingent liabilities relating to Telecom Américas. Closing of the transaction is expected by August 9, 2002. On May 31, 2002, América Móvil provided US$200 million of new funding to Telecom Américas and, at such time, obtained effective control of Telecom Américas.

Acting as financial advisor to BCI, Salomon Smith Barney has provided a fairness opinion on the consideration being received in connection with the sale of BCI's indirect interest in Telelcom Américas.

BCI has obtained the required approval from lenders under its C$230 million bank credit facility to conclude this transaction. Effective May 31, 2002, the credit facility was reduced to C$200 million and its maturity date advanced from March 2003 to August 9, 2002, at which time the facility will be repaid in full and canceled.

In order to conclude the sale of its indirect interest in Telecom Américas, BCI will seek approvals for a Court supervised Plan of Arrangement in accordance with section 192 of the CBCA. The Plan of Arrangement will be implemented pursuant to individual plans of arrangement authorizing the successive steps of the Plan of Arrangement.

Furthermore, BCI will seek Court approval in order to proceed with the disposition of its remaining assets in an orderly fashion. BCI will also seek approval of an orderly and expeditious claims process to identify, adjudicate and resolve all contingent claims against BCI in a timely and fair manner. Such a claims process, if approved by the Court, would permit the resolution of contingent claims against BCI to proceed in tandem with BCI's efforts to dispose of its remaining assets after the disposition of its indirect interest in Telecom Américas.

On June 10, 2002, BCI obtained an interim order authorizing it to hold the Meetings on July 12, 2002 to obtain the necessary approvals and consents for the Plan of Arrangement. The record date for the Meetings has been set at June 7, 2002. Court approval of the Plan of Arrangement, if granted, would be obtained shortly after the Meetings.

BCI has been informed that BCE intends to vote its shares in favor of the Plan of Arrangement.

BCI is also proposing a consolidation of BCI's currently outstanding common shares on the basis of a consolidation ratio that would result in BCI having 40 million outstanding common shares after giving effect to the Share Consolidation, whether certain affiliates of American International Group, Inc. ("AIG") exercise a put option (the "AIG Put Option") granted by BCI to AIG pursuant to a put option agreement dated as of December 10, 1998 before or after the date of the Meetings, or not at all. Based on the 4,797,313,658 currently outstanding Common Shares, the consolidation ratio would be approximately one to 120.

BCI is also seeking Shareholder approval to pass a special resolution which would, if adopted, reduce the stated capital of the currently outstanding Common Shares to $10 million and transfer the amount withdrawn from stated capital to the contributed surplus account of BCI in order to comply with certain corporate law requirements relating to the Arrangement. This resolution, which does not involve a transfer or payment of corporate assets, is necessary for BCI to meet certain tests set out in the CBCA which must be met in order for BCI to proceed with the Arrangement.

The formal notices of Meetings and management proxy circulars of BCI contain a detailed description of the proposed Arrangement and outline the actions to be taken at the Meetings. These materials will be mailed to all Shareholders and Noteholders as of June 17, 2002.

Item 6. **Reliance on Provisions Applying to Confidential Filing**

N/A

Item 7. **Omitted Information**

N/A

Item 8. **Senior Officer**

For further information, please contact:

Mark Hounsell
Vice-President, Law and Corporate Secretary

Tel.: (514) 392-2344

Item 9. **Statement of Senior Officer**

The information contained in this material change report accurately discloses the material change referred to herein.

DATED at Montréal, Québec this 13th day of June, 2002.

Mark Hounsell
Vice-President, Law and Corporate Secretary

BELL CANADA INTERNATIONAL

NEWS RELEASE

FOR IMMEDIATE RELEASE

BCI ANNOUNCES THE SALE OF ITS INTEREST IN TELECOM AMÉRICAS

- *América Móvil to pay approximately US$366 million for BCI's interest in Telecom Américas*
- *BCI to be released from US$250M of Telecom Américas related guarantees*
- *BCI to seek approval for Plan of Arrangement to commence winding up of the Company*

MONTREAL (CANADA) June 3, 2002 – Bell Canada International Inc. ("BCI") today announced that it has reached a definitive agreement for the sale of 42% of the common shares (39% giving effect to the conversion of preferred shares held by a financial investor) of Telecom Américas Ltd. ("Telecom Américas") to América Móvil S.A. de C.V., of Mexico ("América Móvil").

The terms of the transaction include:

- Payment by América Móvil of US$146 million in cash and a US$220 million interest-free note due on March 1, 2003
- Release of BCI from US$250 million of guarantees relating to Telecom Américas (i.e Tess Notes and ATL indemnity)
- Closing is expected by August 9, 2002
- Prior to closing, América Móvil will provide a minimum of US$200 million of new funding to Telecom Américas at which time América Móvil will obtain effective control of Telecom Américas

Acting as Advisor to BCI, Salomon Smith Barney has provided a fairness opinion on the consideration being received in connection with the sale of BCI's interest in Telecom Américas.

BCI has obtained the required approval from lenders under its C$230 million bank credit facility to conclude this transaction. Effective immediately, the credit facility is reduced to C$200 million and its maturity date advanced from March 2003 to August 9, 2002, at which time the facility will be repaid in full and canceled.

BCI will seek approvals for a court supervised Plan of Arrangement pursuant to which BCI will conclude the sale of its interest in Telecom Américas; proceed with the disposition of its remaining assets in an orderly fashion; and seek expeditious resolution of outstanding claims in order to accelerate final distributions to BCI stakeholders. Using the Plan of Arrangement provisions of the Canada Business Corporations Act is an efficient way for a solvent company, such as BCI, to proceed in the circumstances.

During July 2002, BCI will hold meetings of its common shareholders and holders of its 11% notes due September 2004 to obtain the required approvals for the Plan of Arrangement. BCI has been informed that BCE intends to vote its shares in favour of the Plan of Arrangement.

BCI, through Telecom Américas, holds interest in 4 Brazilian B Band cellular companies serving more than 4.5 million subscribers in territories of Brazil with a population of approximately 60 million. BCI is a subsidiary of BCE Inc., Canada's largest communications company. BCI is listed on the Toronto Stock Exchange under the symbol BI and on the NASDAQ National Market under the symbol BCICF. Visit our Web site at www.bci.ca.

- 30 -

This news release may contain or refer to other communications that may contain certain forward-looking statements that reflect the current views and/or expectations of management with respect to performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance, or achievements, and may contain words like "believe", "anticipate", "expect", "envisages", "will likely result", or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

Contact information:
Marie-Lise Gauthier
Director, Finance
Tel: (514) 392-2318
marie-lise.gauthier@bci.ca

BELL CANADA INTERNATIONAL

NEWS RELEASE

FOR IMMEDIATE RELEASE

BCI ANNOUNCES SPECIAL MEETINGS OF SHAREHOLDERS AND NOTEHOLDERS TO APPROVE A PLAN OF ARRANGEMENT INCLUDING A SHARE CONSOLIDATION

- Proposed special meetings scheduled for July 12, 2002
- Share consolidation will result in a total of 40 million common shares outstanding

MONTREAL (CANADA) June 10, 2002 – Bell Canada International Inc. ("BCI") today announced that it had obtained an interim court order authorizing it to hold special meetings of shareholders and noteholders on July 12, 2002 to approve a Plan of Arrangement. The record date for the meetings has been set at June 7, 2002.

As announced on June 3, 2002, BCI is seeking approval for a Plan of Arrangement pursuant to which BCI will conclude the sale of its interest in Telecom Américas; proceed with the disposition of its remaining assets in an orderly fashion; and seek expeditious resolution of outstanding claims in order to accelerate final distributions to BCI stakeholders. Court approval of the Arrangement, if granted, would be obtained shortly after the meetings.

BCI is also proposing, as part of the Plan of Arrangement, a consolidation of its outstanding common shares, to take effect shortly after court approval of the Arrangement, which would result in BCI having 40 million common shares outstanding following the consolidation, whether certain affiliates of American International Group, Inc. exercise a put option before or after the date of the meetings, or not at all. Based on the 4,797,313,638 currently outstanding common shares, the consolidation ratio would be approximately one to 120.

The formal Notice of Special Meeting and Management Proxy Circulars of BCI contain a detailed description of the proposed Arrangement and outline the actions to be taken at the special meetings of shareholders and noteholders. These materials will be mailed to all shareholders and noteholders and will also be available on BCI's website at www.bci.ca as of June 14, 2002.

BCI, through Telecom Américas, holds interest in 4 Brazilian B Band cellular companies serving more than 4.5 million subscribers in territories of Brazil with a population of approximately 60 million. BCI is a subsidiary of BCE Inc., Canada's largest communications company. BCI is listed on the Toronto Stock Exchange under the symbol BI and on the NASDAQ National Market under the symbol BCICF. Visit our Web site at www.bci.ca.

- 30 -

This news release may contain or refer to other communications that may contain certain forward-looking statements that reflect the current views and/or expectations of management with respect to performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance, or achievements, and may contain words like "believe", "anticipate", "expect", "envisages", "will likely result", or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

Contact information:
Marie-Lise Gauthier
Director, Finance
Tel: (514) 392-2318
marie-lise.gauthier@bci.ca

EXHIBIT 2

BELL CANADA INTERNATIONAL

Computershare

Computershare Trust Company of Canada
PO Box 1542, STN B
Montreal Quebec H3B 3L2
Telephone 514-982-7800
1-800-332-0095
www.computershare.com

Proxy Number
Issue ID
Holder Account Number

Use a black pen. Print in CAPITAL letters inside the grey areas as shown in this example.

A B C   1 2 3   X

Fold

Proxy Form - Special Meeting to be held on 12 July, 2002

Notes to Proxy

1. **Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this form. If you are voting on behalf of a corporation or another individual you may require documentation evidencing your power to sign the proxy with signing capacity stated.

3. The form of proxy should be signed in the exact manner as the name appears on the proxy.

4. If the form of proxy is not dated, it will be deemed to bear the date on which it is mailed to the holder.

5. The securities represented by this proxy will be voted as directed by the holder, however, if such a specification is not made in respect of any matter, this proxy will be voted as recommended by Management.

Proxies submitted must be received by 4:45 p.m., Montréal Time, on Thursday, July 11, 2002.

THANK YOU

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0008UC

This Form of Proxy is solicited by and on behalf of Management.

Appointment of Proxy

I/We being holder(s) of Bell Canada International hereby appoint(s):
William D. Anderson, or failing him Howard N. Hendrick, or failing him Mark Hounsell

OR

Print the name of the person you are appointing if this person is someone other than these persons.

as my/our proxy with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxy sees fit) and all other matters that may come before the Special Meeting of Bell Canada International to be held at the VIP Centre, 1000 rue de La Gauchetière Ouest, Montréal, Québec on 12 July, 2002 at 2:00 p.m. and at any adjournment thereof.

Resolutions

The Board of Directors recommends a vote FOR the following resolutions. Please read the resolutions in full in the accompanying Management Proxy Circular.

Fold

	For	Against
1. To consider and, if deemed advisable, to pass a special resolution (the "Arrangement Resolution") of shareholders of the Corporation approving the Plan of Arrangement of the Corporation under section 192 of the Canada Business Corporations Act as detailed in the MANAGEMENT PROXY CIRCULAR.	☐	☐
2. To consider and, if deemed advisable, to pass a special resolution of the shareholders of the Corporation (the "Stated Capital Resolution") approving a reduction in the stated capital of the Corporation's outstanding common shares to an amount of $10,000,000 and a transfer of the amount withdrawn from stated capital to the contributed surplus account of the Corporation, in order to allow the Corporation to comply with certain corporate law requirements relating to the Arrangement.	☐	☐

Fold

Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any Proxy previously given with respect to the Meeting. If no voting preferences are indicated above, this Proxy will be voted as recommended by Management.

Signature(s)

Date - Day / Month / Year

BILQ

0008VE

EXHIBIT 3

BELL CANADA INTERNATIONAL

Computershare

Computershare Trust Company of Canada
PO Box 1542, STN B
Montreal Quebec H3B 3L2
Telephone 514-982-7800
1-800-332-0095
www.computershare.com

Use a black pen. Print in CAPITAL letters inside the grey areas as shown in this example.

A B C   1 2 3   X

Fold

Proxy Form - Noteholders' Meeting to be held on 12 July, 2002

Notes to Proxy

1. **Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this form. If you are voting on behalf of a corporation or another individual you may require documentation evidencing your power to sign the proxy with signing capacity stated.
3. The form of proxy should be signed in the exact manner as the name appears on the proxy.
4. If the form of proxy is not dated, it will be deemed to bear the date on which it is mailed to the holder.
5. The securities represented by this proxy will be voted as directed by the holder, however, if such a specification is not made in respect of any matter, this proxy will be voted as recommended by Management.

Proxies submitted must be received by 4:45 p.m., Montréal Time, on Thursday, July 11, 2002.

THANK YOU

Fold

0009DB

This Form of Proxy is solicited by and on behalf of Management.

Appointment of Proxy

I/We being holder(s) of Bell Canada International hereby appoint(s):
William D. Anderson, or failing him Howard N. Hendrick, or failing him Mark Hounsell

OR

Print the name of the person you are appointing if *this person is someone other than these persons.*

as my/our proxy with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxy sees fit) and all other matters that may come before the Noteholders' Meeting of Bell Canada International to be held at the VIP Center, 1000 rue de La Gauchetière Ouest, Montréal, Québec on July 12, 2002 at 9:00 a.m. and at any adjournment thereof.

Resolutions

The Board of Directors recommends a vote FOR the following resolution. Please read the resolution in full in the accompanying Management Proxy Circular.

Fold

	For	Against
1. To consider and, if deemed advisable, to pass a special noteholders' act (the "Special Noteholders' Act") authorizing the Corporation and the Trustee to enter into a supplemental trust indenture for the purpose of amending the Indenture to provide the Noteholders' consent to the Plan of Arrangement proposed by the Corporation under section 192 of the Canada Business Corporations Act as detailed in the MANAGEMENT PROXY CIRCULAR.	☐	☐

INVESTMENT DEALER OR BROKER SOLICITING PROXY

(Firm) (Registered Representative) (Telephone Number)

☐ CHECK HERE IF LIST OF BENEFICIAL HOLDERS IS ATTACHED

☐ CHECK HERE IF DISKETTE TO FOLLOW

Fold

Authorized Signature(s) - Sign Here - This section <u>must</u> be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any Proxy previously given with respect to the Meeting. If no voting preferences are indicated above, this Proxy will be voted as recommended by Management.

Signature(s)

Date - Day / Month / Year

0009EE

EXHIBIT 4

BELL CANADA
INTERNATIONAL

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

WITH RESPECT TO THE ARRANGEMENT OF

BELL CANADA INTERNATIONAL INC.

June 10, 2002

June 10, 2002

Dear Shareholder:

On behalf of the Board of Directors, I am pleased to provide you with notice of a special meeting of the holders of common shares of Bell Canada International Inc. to be held at the VIP Center, 1000 de La Gauchetière Street West, Montréal, on July 12, 2002 at 2:00 p.m. (Montréal time), for the purpose of considering the proposed Arrangement of Bell Canada International Inc. and a reduction in the stated capital of BCI's common shares.

The formal Notice of Special Meeting and Management Proxy Circular of BCI accompanying this letter contain a detailed description of the proposed Arrangement and outline the actions to be taken at the special meeting of shareholders. An Overview of the proposed Arrangement can be found starting on page 10 of the Proxy Circular.

As we announced on June 3, 2002, the Plan of Arrangement includes the proposed sale of BCI's interest in Telecom Américas Ltd. for approximately US$366 million. As part of this transaction, BCI will also be released from certain potential liabilities relating to Telecom Américas which amount to approximately US$250 million. In addition, the Plan of Arrangement provides for BCI to proceed with the disposition of its remaining assets in an orderly fashion and seek expeditious resolution of outstanding claims in order to accelerate final distributions to BCI stakeholders. Using the Plan of Arrangement provisions of the Canada Business Corporations Act is an efficient way for a solvent company, such as BCI, to proceed in the circumstances.

The proceeds from the Telecom Américas disposition, together with the anticipated proceeds from the disposition of BCI's remaining assets, Canbras and Axtel, should permit BCI to repay fully the secured lenders, and subject to the resolution of certain contingent claims against BCI, would likely permit BCI to repay its unsecured creditors and make a distribution to shareholders.

BCI is also proposing, as part of the Plan of Arrangement, a consolidation of its outstanding common shares to take effect shortly after final court approval of the Arrangement, which would result in BCI having 40 million common shares outstanding following the consolidation.

After careful consideration, the Board of Directors of BCI concluded that the Arrangement is in the best interests of BCI and is recommending that the shareholders vote **FOR** on the enclosed proxy form.

Salomon Smith Barney Inc., BCI's financial advisor, has delivered an opinion to the Board of Directors of BCI that the consideration paid to BCI by América Móvil for BCI's interest in Telecom Américas is fair, from a financial point of view, to BCI.

Your vote is very important. Whether or not you plan to attend the special meeting, please complete, sign, date and return the accompanying proxy in the enclosed self-addressed stamped envelope. Returning the proxy does **not** deprive you of your right to attend the meeting and to vote your shares in person. Thank you for your consideration of this matter.

Sincerely yours,

William D. Anderson
Chairman and Chief Executive Officer

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS OF BELL CANADA INTERNATIONAL INC.

NOTICE IS HEREBY GIVEN that a special meeting (the "**Special Meeting**") of shareholders (the "**Shareholders**") of Bell Canada International Inc. ("**BCI**" or the "**Corporation**") will be held in the VIP Center, 1000 de La Gauchetière Street West, Montréal, Québec on Friday, July 12, 2002 at 2:00 p.m. (Montréal time) for the following purposes:

1. to consider and, if deemed advisable, to pass a special resolution (the "**Arrangement Resolution**") of Shareholders approving the plan of arrangement (the "**Plan of Arrangement**") of the Corporation under section 192 of the *Canada Business Corporations Act* (the "**CBCA**") pursuant to orders of a court of competent jurisdiction (the "**Court**") approving:

   (a) the performance by BCI of all of its obligations pursuant to the share purchase agreement dated as of May 31, 2002 among BCI, Bell Canada International Investments Limited, a wholly-owned subsidiary of BCI, and América Móvil, S.A. de C.V. ("**América Móvil**") relating to the sale by BCI of its indirect interest in Telecom Américas Ltd. to América Móvil, for a total consideration of approximately US$366 million; in addition, as part of the transaction, BCI will be released from contingent liabilities of approximately US$250 million, all as more particularly described in the management proxy circular (the "**Circular**");

   (b) the consolidation of the Corporation's currently outstanding common shares (the "**Common Shares**") on the basis of a consolidation ratio that would result in the Corporation having 40 million outstanding Common Shares after giving effect to such share consolidation, whether certain affiliates of American International Group, Inc. ("**AIG**") exercise a put option (the "**AIG Put Option**") granted by the Corporation to AIG pursuant to a put option agreement dated as of December 10, 1998 before or after the date of the Special Meeting, or not at all. Based on the 4,797,313,658 currently outstanding Common Shares, the consolidation ratio would be approximately one to 120;

   (c) the appointment of Ernst & Young Inc. as the Monitor to perform the mandate set out in the Plan of Arrangement;

   (d) with the assistance of the Monitor and under the supervision of the Court, BCI's continued management of its remaining assets for purposes of disposing of such assets in an orderly manner;

   (e) BCI's development, with the assistance of the Monitor, of recommendations to the Court with respect to the identification of claims against BCI and the process for adjudicating and determining such claims;

   (f) following the disposition of all the assets of BCI and the determination of all claims against BCI, the liquidation of BCI and the final distribution to BCI's creditors and Shareholders with the assistance of the Monitor and the approval of the Court;

   (g) following the liquidation of BCI and the final distribution to BCI's creditors and Shareholders, the dissolution of BCI; and

   (h) the seeking of Court orders approving the implementation of successive steps of the Plan of Arrangement. As and when necessary, BCI will file individual plans and articles of arrangement (the "**Articles of Arrangement**") with the Director appointed under the CBCA (the "**Director**") in order to give effect to the successive steps involved in implementing the Plan of Arrangement. BCI also will file with the Director any other articles of the Corporation which may be required to give effect to the Plan of Arrangement. No such seeking of Court orders or filing of individual plans or Articles of Arrangement or of any other articles will require Shareholder approval in addition to that provided by the adoption of the Arrangement Resolution at the Special Meeting;

2. to consider and, if deemed advisable, to pass a special resolution of the Shareholders (the "**Stated Capital Resolution**") approving a reduction in the stated capital of the Corporation's currently outstanding common shares to $10 million and a transfer of the amount withdrawn from stated capital to the contributed surplus account of the Corporation, in order to allow the Corporation to comply with certain corporate law requirements relating to the Arrangement; and

3. to transact such other business as may properly come before the Special Meeting or any adjournment thereof.

The full text of the Arrangement Resolution, including the proposed Plan of Arrangement, is reproduced in Appendix A of the Circular and the full text of the Stated Capital Resolution is reproduced in Appendix B to the Circular.

Shareholders who do not expect to attend the Special Meeting in person are requested to complete, sign, date and return the enclosed form of proxy in the enclosed self-addressed envelope to the Corporation's transfer agent, Computershare Trust Company of Canada. If the proxy is delivered in person, it should be delivered to Computershare Trust Company of Canada at 1500 University Street, Suite 700, Montréal, Québec H3A 3S8, Attention: Proxy Department. The form of proxy must be received no later than 4:45 p.m. (Montréal time) on July 11, 2002 or, in the event that the Special Meeting is adjourned or postponed, by no later than 5:00 p.m. (Montréal time) on the business day prior to the day fixed for the adjourned or postponed Special Meeting.

DATED at Montréal, Québec, this 10th day of June, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

Mark Hounsell
Vice-President, Law and Corporate Secretary

TABLE OF CONTENTS

GLOSSARY OF TERMS

Unless the context otherwise requires, the following terms shall have the meanings set forth below when used in the Circular. These defined terms are not always used in the Unaudited Pro Forma Consolidated Statements of Earnings and Consolidated Balance Sheet of BCI attached as Appendix G to the Circular.

''**1999 Debentures**'' means debentures issued by BCI on February 17, 1999, in a principal amount of $400 million, consisting of the 6.50% Debentures and the 6.75% Debentures;

''**6.50% Debentures**'' means the $150 million principal amount of 6.50% convertible unsecured subordinated debentures of BCI that were settled in Common Shares on February 15, 2002;

''**6.75% Debentures**'' means the $250 million principal amount of 6.75% convertible unsecured subordinated debentures of BCI that were settled in Common Shares on February 15, 2002;

''**AIG**'' means, collectively, American International Group, Inc. and certain of its affiliates;

''**AIG Put Option**'' means the put right which AIG is entitled to exercise under the terms of the AIG Put Option Agreement;

''**AIG Put Option Agreement**'' means the agreement entered into between BCI and AIG dated as of December 10, 1998 pursuant to which BCI agreed to acquire from AIG, upon the exercise of the AIG Put Option, certain of the shares of the BCI-Comcel Subsidiary;

''**Amended and Restated Credit Facility**'' means the amended and restated credit facility in an amount of $230 million dated as of March 8, 2002 among BCI and a group of lenders, which amended and restated the terms of the Credit Facility;

''**América Móvil**'' means América Móvil, S.A. de C.V.;

''**Americel**'' means Americel S.A.;

''**AM Latin America**'' means AM Latin America, LLC, a limited liability company organized under the laws of Delaware which is an indirect wholly-owned subsidiary of América Móvil;

''**Approval Order**'' means the order of the Court approving the Plan of Arrangement, and includes orders approving and giving effect to the successive steps of the Plan of Arrangement pursuant to individual plans of arrangement;

''**Arrangement**'' means the arrangement proposed by BCI under section 192 of the CBCA pursuant to which BCI will seek Court approval in connection with the matters described in the Notice of Special Meeting;

''**Arrangement Resolution**'' means the special resolution of Shareholders authorizing the Corporation to apply to the Court for approval of the proposed Arrangement of the Corporation, the full text of which is reproduced in Appendix A to the Circular;

''**Articles of Arrangement**'' means the articles of arrangement of BCI in respect of the Arrangement that are required by the CBCA to be sent to the Director after each Approval Order is made;

''**ATL**'' means ATL — Algar Telecom Leste S.A.;

''**ATL Guarantee**'' means BCI's agreement to indemnify SBC against BCI's Pro Rata Share of any losses SBC may incur as a result of Telecom Américas' breach of its obligation to reimburse SBC for any amounts paid by SBC in connection with a US$100 million ATL loan guarantee;

''**Axtel**'' means Axtel S.A. de C.V.;

''**BCE**'' means BCE Inc.;

''**BCE Agreement**'' means an agreement between América Móvil and BCE relating to, among other things, certain restrictions on transfer of the BVI V Shares;

''**BCE Loan**'' means a convertible subordinated loan extended by BCE to BCI on September 17, 2001 in a principal amount of $75 million;

''**BCE Option**'' means the option granted by BCI to BCE effective December 7, 2001 in connection with the Recapitalization Plan;

''**BCE Subsidiary**'' means 3810194 Canada Inc., a wholly-owned subsidiary of BCE;

''**BCI**'' or the ''**Corporation**'' means Bell Canada International Inc.;

"**BCI-Comcel Subsidiary**" means the indirect investment holding subsidiary of BCI through which BCI held its interest in Comcel at the time the AIG Put Option Agreement was entered into;

"**BCII**" means Bell Canada International Investments Limited, a wholly-owned subsidiary of BCI;

"**BVI V**" means BCI (BVI) V Limited, the holding company through which Telecom Américas holds its interest in Telet and Americel;

"**BVI V Shares**" means the 48,030 redeemable preferred shares of BVI V to be sold by BCII to the BCE Subsidiary pursuant to the BVI V Transfer Agreement, to which are attached 80.1% of the voting rights but no economic rights in BVI V;

"**BVI V Transfer Agreement**" means the share transfer agreement between the BCE Subsidiary and BCII relating to the sale by BCII to the BCE Subsidiary of the BVI V Shares, as required under the Share Purchase Agreement;

"**Board of Directors**" means the Board of Directors of BCI;

"**Canbras**" means Canbras Communications Corp.;

"**Canbras Share Charge**" means the pledge agreements dated as of March 8, 2002 pursuant to which Telecom Américas CLEC Limited and BCI (Brazil Canbras) Limited, subsidiaries of BCI, pledged all of the common shares of Canbras held by them to the Secured Lenders as security for BCI's obligations under the Amended and Restated Credit Facility;

"**CBCA**" means the *Canada Business Corporations Act;*

"**CCAA**" means the *Companies' Creditors Arrangement Act;*

"**Circular**" means this management proxy circular, including all appendices hereto, to be sent to Shareholders in connection with the Special Meeting;

"**Class Action**" means the class action lawsuit filed on April 29, 2002 with the Ontario Superior Court of Justice by certain former holders of 6.75% Debentures pursuant to which the plaintiffs are seeking court approval to proceed by way of class action on behalf of all holders of 6.75% Debentures on December 3, 2001;

"**Closing Date**" means the closing date of the Telecom Américas Disposition under the Share Purchase Agreement, which is anticipated to take place not later than August 9, 2002;

"**Comcel**" means Communicación Celular S.A. — Comcel S.A.;

"**Commitment Agreement**" means the Commitment Agreement entered into between BCE and BCI effective as of November 30, 2001 in connection with the Rights Offering;

"**Common Shares**" means the common shares of BCI;

"**Court**" means a court of competent jurisdiction under section 192(3) of the CBCA;

"**Credit Facility**" means the syndicated senior secured credit facility in a principal amount of $400 million entered into on September 17, 2001 among BCI and a group of lenders;

"**Director**" means the Director appointed pursuant to section 260 of the CBCA;

"**Fairness Opinion**" means the opinion dated May 31, 2002 from Salomon Smith Barney to the Board of Directors relating to the Telecom Américas Disposition, the full text of which is reproduced as Appendix E to the Circular;

"**First Consolidation**" means (i) if Common Shares are not issued to AIG pursuant to the exercise of the AIG Put Option and to holders of secondary warrants pursuant to the automatic exercise of such warrants before the date of the Special Meeting, the consolidation of the 4,797,313,658 currently outstanding Common Shares to 40 million Common Shares, on the basis of one post-consolidation share for approximately 120 pre-consolidation shares, or (ii) if Common Shares are issued to AIG pursuant to the exercise of the AIG Put Option and to holders of secondary warrants pursuant to the automatic exercise of such warrants on or before the date of the Special Meeting, the consolidation of the Corporation's then-outstanding Common Shares on the basis of a consolidation ratio that would result in the Corporation having 40 million outstanding Common Shares after giving effect to such consolidation;

"**Funding Agreement**" means the funding agreement and amendment dated May 31, 2002 between BCI, BCII, América Móvil and AM Latin America, and acknowledged by SBCI Brazil Holding and Telecom Américas relating to the provision of up to US$200 million of new funding to Telecom Américas by América Móvil;

"**Genesis**" means Genesis Telecom C.A.;

"**High Yield Notes**" means the $160 million aggregate principal amount of the 11% senior unsecured notes due 2004 issued by the Corporation pursuant to a prospectus dated September 21, 1999;

"**Interim Order**" means the interim order of the Court in respect of the Arrangement dated June 10, 2002, a copy of which is reproduced as Appendix D to the Circular;

"**ITA**" means the *Income Tax Act* (Canada) and the *Income Tax Regulations* thereunder;

"**Lenders' Consent**" means the consent of the Secured Lenders to the Telecom Américas Disposition by way of letter agreement dated as of May 31, 2002 containing certain amendments to the Amended and Restated Credit Facility;

"**Lenders' Put Option**" means the put option the Secured Lenders are entitled to exercise in certain circumstances under the Lenders Option Agreement;

"**Lenders Option Agreement**" means the agreement dated as of May 31, 2002 between the Secured Lenders and América Móvil pursuant to which the Secured Lenders may require América Móvil to purchase all of the Telecom Américas shares of which the Secured Lenders become the legal or beneficial owners pursuant to the Telecom Américas Share Charge;

"**Monitor**" means Ernst & Young Inc. in its capacity as court-appointed monitor to assist the Corporation as provided for in the Plan of Arrangement;

"**NASDAQ**" means the NASDAQ National Market;

"**Noteholders**" means holders of High Yield Notes;

"**Noteholders' Circular**" means the management proxy circular dated as of the date hereof, including all appendices thereto, to be sent to Noteholders in connection with the Noteholders' Meeting;

"**Noteholders' Meeting**" means the meeting of the Noteholders to be held on July 12, 2002 at 9:00 a.m., including any adjournments and postponements thereof;

"**Notice of Application**" means the notice of application filed with the Court on behalf of BCI requesting the granting by the Court of the Interim Order, a copy of which is reproduced as Appendix C to the Circular;

"**Notice of Special Meeting**" means the Notice of Special Meeting of Shareholders that accompanies this Circular;

"**Plan of Arrangement**" means the Plan of Arrangement set out as Schedule I to the Arrangement Resolution. The Plan of Arrangement will be implemented pursuant to individual plans of arrangement authorizing the successive steps of the Plan of Arrangement as approved by Approval Orders;

"**Policy Q-27**" means Quebec Securities Commission Policy No. Q-27;

"**Pro Rata Share**" means the percentage ownership of BCI in Telecom Américas;

"**Recapitalization Plan**" means the recapitalization plan, consisting of a series of transactions including the Rights Offering, announced by BCI on December 3, 2001;

"**Redemption Price**" means the aggregate redemption price of the BVI V Shares to be sold by BCII to the BCE Subsidiary pursuant to the BVI V Transfer Agreement, the redemption price per BVI V Share being equal to US$0.01;

"**Reorganization**" means the reorganization of Telecom Américas which was completed on February 8, 2002;

"**Rights Offering**" means the offering by BCI of rights to subscribe for Units consisting of deposit receipts, principal warrants and secondary warrants, which was completed on January 11, 2002;

"**Rule 61-501**" means Ontario Securities Commission Rule 61-501 — Insider Bids, Issuer Bids, Going Private Transactions and Related Party Transactions;

"**Salomon Smith Barney**" means Salomon Smith Barney Inc., BCI's financial advisor in connection with the Telecom Américas Disposition;

"**SBC**" means SBC International, Inc.;

"**SBCI Brazil Holding**" means SBC International-Brazil Holding, Ltd.;

"**Second Consolidation**" means, if applicable, the share consolidation that BCI would implement in addition to the First Consolidation if Common Shares are issued to AIG pursuant to the exercise of the AIG Put Option and to holders of secondary warrants pursuant to the automatic exercise of such warrants after the date of the Special Meeting, on the basis of a consolidation ratio that would result in the Corporation having 40 million outstanding Common Shares after giving effect to the Second Consolidation;

"Secured Lenders" means the secured lenders under the Amended and Restated Credit Facility;

"Sercotel" means Sercotel, S.A. de C.V., a *sociedad anonima de capital variable* organized under the laws of Mexico, a wholly-owned subsidiary of América Móvil;

"Sercotel Promissory Note" means the US$220 million non-interest bearing unsecured promissory note due March 1, 2003 to be issued on the Closing Date by Sercotel to BCII and guaranteed by América Móvil and Telcel;

"Share Consolidation" means the First Consolidation and, if applicable, the Second Consolidation;

"Share Purchase Agreement" means the share purchase agreement dated as of May 31, 2002 among BCI, BCII and América Móvil pursuant to which BCI has agreed to sell its indirect interest in Telecom Américas to América Móvil;

"Shareholder" means a holder of Common Shares;

"Shareholders Agreement" means the Amended and Restated Shareholders Agreement between AM Latin America, BCII, SBC, SBC Brazil Holding and Telecom Américas dated as of April 19, 2002, concerning their undertakings regarding the management and ownership of Telecom Américas;

"Special Meeting" means the special meeting of Shareholders to be held on July 12, 2002 at 2:00 p.m., including any adjournments and postponements thereof;

"Special Noteholders' Act" as defined in the indenture governing the High Yield Notes includes a resolution at the Noteholders' Meeting adopted by not less than two thirds of the principal amount of High Yield Notes represented at the Noteholders' Meeting;

"Special Resolutions" means, collectively, the Arrangement Resolution and the Stated Capital Resolution;

"Stated Capital Resolution" means the special resolution of Shareholders authorizing the reduction of stated capital of the Common Shares to $10 million and the transfer of the amount withdrawn from stated capital to the contributed surplus account of the Corporation;

"Techtel" means Techtel — LMDS Communicaciones Interatives, S.A.;

"Telcel" means Radiomóvil Dipsa, S.A. de C.V., an indirect wholly-owned subsidiary of América Móvil;

"Telecom Américas" means Telecom Américas Ltd.;

"Telecom Américas Disposition" means the sale by BCI of its indirect interest in Telecom Américas to América Móvil for a total consideration of approximately US$366 million and, as part of such disposition, the release of BCI from contingent liabilities of approximately US$250 million, subject to the terms and conditions contained in the Share Purchase Agreement;

"Telecom Américas Share Charge" means the agreement dated as of September 17, 2001 pursuant to which BCII pledged the common shares of Telecom Américas held by BCII to the Secured Lenders as security for BCI's obligations pursuant to the Credit Facility;

"Telet" means Telet S.A.;

"Tess Notes" means the promissory notes issued by Telecom Américas Investments Ltd., a wholly-owned subsidiary of Telecom Américas, in an aggregate principal amount of US$631.3 million in connection with the acquisition by Telecom Américas of a 100% economic interest in Tess S.A.;

"Tess Notes Guarantee" means the guarantee by BCI of US$315,637,500 of Telecom Américas debt represented by the Tess Notes;

"Transfer Agent" means Computershare Trust Company of Canada, transfer agent for the Common Shares;

"TSX" means The Toronto Stock Exchange;

"Unitholders" means Shareholders who exercised their rights under the Rights Offering;

"Units" means the $440,241,800 aggregate principal amount of units offered by BCI in connection with the Rights Offering;

"Valuation Opinion" means the opinion dated May 31, 2002 from Salomon Smith Barney to the Board of Directors relating to the value of the BVI V Shares, the full text of which is reproduced as Appendix F to the Circular;

"Vesper Companies" means, collectively, Vésper S.A., Vésper São Paulo S.A. and Vento Ltda; and

"Vesper Guarantees" mean, collectively, the letters of guarantee each dated November 12, 2001 by BCI in favour of the following lenders to the Vesper Companies: Alfa Arrendamento Mercantil S.A., Banco BNL do Brasil S.A., Banco Bradesco S.A., Banco Brascan S.A., Banco Itaú S.A. and Banco Fibra S.A., which letters of guarantee contemplate an aggregate contingent liability of the Corporation of approximately US$32 million.

NOTICE TO UNITED STATES SHAREHOLDERS

The solicitation of proxies and the transactions contemplated herein involve securities of a Canadian issuer and are being effected in accordance with Canadian corporate and securities laws. Shareholders should be aware that requirements under such Canadian laws may differ from requirements under United States corporate and securities laws relating to United States corporations.

The unaudited pro forma consolidated financial statements of BCI included as Appendix G to the Circular, and the audited consolidated financial statements of BCI for the years ended December 31, 2001 and 2000 and the unaudited consolidated financial statements of BCI for the three months ended March 31, 2002 incorporated by reference in the Circular, have been prepared in accordance with Canadian generally accepted accounting principles, which differ from United States generally accepted accounting principles in certain material respects, and are subject to Canadian auditing and auditor independence standards. Such financial statements thus may not be comparable to pro forma financial statements prepared by United States companies.

United States Shareholders are advised to consult their tax advisors to determine the particular tax consequences to them of the transactions contemplated in the proposed Arrangement of BCI.

Enforcement by Shareholders of civil remedies under the United States securities laws may be affected adversely by the fact that the Corporation is organized under the laws of a jurisdiction other than the United States, that some of BCI's officers and directors are residents of countries other than the United States, and that all or a substantial portion of the assets of BCI's may be located outside the United States.

MANAGEMENT PROXY CIRCULAR OF
BELL CANADA INTERNATIONAL INC.

This Circular is furnished in connection with the solicitation by the management of BCI of proxies to be used at the Special Meeting to be held in Montréal, Québec on July 12, 2002 at 2:00 p.m., and at any adjournment thereof. Solicitation of proxies will be primarily by mail, supplemented by telephone or other contact by employees or agents of the Corporation at a nominal cost, and all costs thereof will be borne by the Corporation.

PROVISIONS RELATING TO PROXIES

Appointment and Revocation of Proxies

All Common Shares represented by properly executed proxies received by our transfer agent, Computershare Trust Company of Canada by mail at P.O. Box 1542, Station B, Montréal, Québec H3B 3L2, or delivered in person at 1500 University Street, Suite 700, Montréal, Québec, **prior to 4:45 p.m. (Montréal time) on Thursday, July 11, 2002** will be voted for or against or withheld from voting, in accordance with the instructions of the Shareholder as specified thereon, on any ballot that may be called at the Special Meeting. **In the absence of such instructions, the persons whose names are printed on the form of proxy will vote FOR the Arrangement Resolution approving the proposed Arrangement, and FOR the Stated Capital Resolution approving the proposed reduction in the stated capital of the Common Shares to $10 million and a transfer of the amount withdrawn from stated capital to the contributed surplus account of the Corporation.**

The form of proxy enclosed herewith, when properly signed, confers discretionary authority on the person or persons named as proxyholder with respect to all amendments or variations to matters identified in the Notice of Special Meeting and to any other matter which may properly come before the Special Meeting. Management is not aware of any such amendments, variations or other matters.

The persons named in the enclosed form of proxy are directors and/or senior officers of the Corporation. **Every Shareholder has the right to appoint as proxy holder a person, who need not be a Shareholder, other than the persons set out in the attached form of proxy. This can be done by striking out the three printed names set out in the form of proxy, and inserting the name of such other person in the blank space provided.**

A proxy must be in writing and must be executed by the Shareholder or by the Shareholder's attorney authorized in writing. A Shareholder who has given a proxy may revoke it by depositing an instrument in writing executed by the Shareholder or by the Shareholder's attorney authorized in writing with the Corporate Secretary of the Corporation at 1000 de La Gauchetière Street West, Suite 1200, Montréal, Québec, Canada H3B 4Y8, at any time up to and including the last business day preceding the day of the Special Meeting, or any adjournment thereof, or by depositing it with the chairman of the Special Meeting on the day of the Special Meeting, or any adjournment thereof. A Shareholder may also revoke a proxy in any other manner permitted by applicable law.

Non-Registered Holders

Only registered holders of Common Shares or the person(s) they appoint as their proxyholder are permitted to vote at the Special Meeting. However, in many cases, Common Shares beneficially owned by a holder (a **"Non-Registered Holder"**) are not registered in the name of the holder but are rather registered either (a) in the name of an intermediary (an **"Intermediary"**) that the Non-Registered Holder deals with in respect of such shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans) or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (**"CDS"**)) of which the Intermediary is a participant. In accordance with the requirements of National Policy Statement No. 41 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Special Meeting, this Circular and a form of proxy (collectively, the **"Special Meeting Materials"**) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Special Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Special Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Special Meeting Materials will either:

(a) be given a form of proxy which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "voting instruction form" or a "proxy authorization form") which the Intermediary must follow. Typically, the Non-Registered Holder will also be given a page of instructions which contains a removable label containing a bar code and other information. In order for the form of proxy to be validly constituted, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(b) less typically, be given a form of proxy which has already been signed by the Intermediary (typically by facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Computershare Trust Company of Canada as provided under "— Appointment and Revocation of Proxies" above.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Common Shares which they beneficially own. Should a Non-Registered Holder who receives either form of proxy wish to vote at the Special Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the form of proxy is to be delivered.

PROVISIONS RELATING TO VOTING AND PRINCIPAL HOLDERS

As at the close of business on June 7, 2002, 4,797,313,658 Common Shares are entitled to be voted at the Special Meeting. Each Common Share entitles the registered holder thereof to one vote on each ballot taken at the Special Meeting; such votes may be given in person or by proxy.

Only owners of Common Shares registered on the books of the Corporation at the close of business on the Record Date, being June 7, 2002, or their duly appointed proxies, will be entitled to attend or to register a vote at the Special Meeting, unless Common Shares are transferred after that date and the transferee establishes that he or she owns the Common Shares and demands by the close of business on July 2, 2002, that his or her name be included in the list of Shareholders entitled to vote.

BCE beneficially owns directly and indirectly through 3499201 Canada Inc., a wholly-owned subsidiary of BCE, or exercises control or direction over, 2,983,954,743 Common Shares, representing 62.2% of all such shares outstanding. To the knowledge of the directors and officers of the Corporation, the only other person or corporation that beneficially owns, directly or indirectly, or exercises control or direction over Common Shares carrying more than 10% of the voting rights attaching to all shares of the Corporation is Caisse de dépôt et placement du Québec, which has indicated through public filings that it beneficially owns, directly or indirectly, 516,867,221 Common Shares, representing 10.8% of all such shares outstanding.

OVERVIEW

Since early 2001, the global telecommunications industry has experienced an unprecedented decline in values and creditworthiness. This, in turn, has significantly reduced the ability of telecommunications companies to access the debt and equity markets to support their businesses. Telecom Américas, a joint venture between BCI, América Móvil and SBC and BCI's principal operating investment, has been particularly affected by such conditions. Specifically, recent financial and economic developments in Brazil, among them the default in late March 2002 by a significant telecommunications company on approximately US$1.6 billion of debt, have contributed to a liquidity crisis at Telecom Américas. Telecom Américas' lenders have required that its outstanding short-term bank debt, which totalled approximately US$254 million as at April 30, 2002, be repaid or significantly reduced. Given Telecom Américas' limited access to capital, its shareholders have become the only practical source of capital.

These events also have had an immediate impact on BCI's liquidity and, as such, BCI does not have the capacity to provide further funding to support Telecom Américas. If BCI's partners in Telecom Américas provide it with the funding it requires in the short term to meet its obligations, and assuming BCI does not contribute its proportionate share of such funding, BCI's interest in Telecom Américas would be significantly diluted. If, on the other hand, Telecom Américas' other shareholders do not provide the necessary funding, Telecom Américas would become insolvent. Such an insolvency could trigger a cross-acceleration of BCI's outstanding indebtedness under the Amended and Restated Credit Facility and its obligations under the High Yield Notes and the Tess Notes Guarantee. In part in recognition of these factors, on May 9, 2002, Moody's Investors Services downgraded BCI's High Yield Notes from B2 to Ca, with a negative outlook.

As a result of the foregoing, BCI has negotiated a transaction whereby América Móvil will purchase BCI's interest in Telecom Américas for a total consideration of approximately US$366 million. In addition, as part of the transaction, BCI will be released from contingent liabilities relating to Telecom Américas of approximately US$250 million. BCI does not believe that any other party would make a comparable offer and it believes that the Telecom Américas Disposition is beneficial for all of its stakeholders. The Telecom Américas Disposition, together with the anticipated proceeds from the disposition of BCI's remaining assets, Canbras and Axtel, should permit BCI to repay fully the Secured Lenders, and subject to the resolution of certain contingent claims against the Corporation, would likely permit BCI to repay its unsecured creditors and make a distribution to Shareholders. See ''The Arrangement — Reasons to Approve the Arrangement''.

Following the public announcement of the Telecom Américas Disposition, Moody's Investor Services placed BCI's High Yield Notes under review for possible upgrade. Their review will be dependent on the successful closing of the Telecom Américas Disposition.

If the Telecom Américas Disposition fails to close, BCI's ability to pay unsecured creditors, including Noteholders, and possibly to make a distribution to Shareholders could be jeopardized. Failure to close the Telecom Américas Disposition by August 9, 2002 would entitle the Secured Lenders to declare all outstanding indebtedness under the Amended and Restated Credit Facility immediately due and payable and to immediately enforce their security interests pursuant to the Telecom Américas Share Charge (as well as the Canbras Share Charge). See ''The Telecom Américas Disposition''. The Secured Lenders would then be entitled, under the terms of the Lenders Option Agreement, to require América Móvil to purchase all of the Telecom Américas shares to which the Secured Lenders acquire title pursuant to the exercise of their rights as secured creditors.

The Lenders Option Agreement further provides that, in the absence of a court order prohibiting the exercise or consummation of the Lenders' Put Option on or before March 1, 2003, América Móvil would be required to purchase the Telecom Américas shares on the same monetary terms as under the Share Purchase Agreement, that is, the cash payment of approximately US$146 million on the applicable closing date and the issuance of a promissory note of Sercotel (guaranteed by América Móvil and Telcel) due March 1, 2003 in the principal amount of US$220 million. All outstanding indebtedness under the Amended and Restated Credit Facility would be repaid to the Secured Lenders under this scenario, since the cash payment at closing would exceed the total amount of such indebtedness. Moreover, upon the consummation of the Lenders' Put Option, BCI would be released from its obligations under the Tess Notes Guarantee and the ATL Guarantee. In this respect, BCI would be in the same position following the exercise of the Lenders' Put Option as it would have been if the Telecom Américas Disposition had closed, that is: it would be entitled to the balance of the closing cash payment of approximately US$146 million after deducting the amounts owing under the Amended and Restated Credit Facility (which as at May 31, 2002 was approximately $174 million); it would become the holder of the US$220 million promissory note; and it would no longer be subject to the contingent liabilities under the Tess Notes Guarantee and the ATL Guarantee.

However, the acceleration of outstanding indebtedness under the Amended and Restated Credit Facility that would result if the Telecom Américas Disposition fails to close would result in a cross-acceleration of the High Yield Notes and the Tess Notes Guarantee, and BCI would not have sufficient cash on hand to satisfy these obligations. As a result, BCI would be forced to seek creditor protection in insolvency proceedings under the CCAA. Such an eventuality could be detrimental to all BCI stakeholders. Under CCAA proceedings, in contrast to statutory arrangements undertaken by solvent CBCA companies (such as BCI), in order to effect fundamental changes under court supervision, companies may, under certain circumstances, be forced to dispose of assets on a basis that does not allow for their full value to be realized, thus reducing the amounts that may be distributed to stakeholders. This unattractive scenario would be avoided if Shareholders and Noteholders approve the Arrangement, including the Telecom Américas Disposition. See ''The Arrangement — Reasons to Approve the Arrangement''.

The proposed Arrangement offers other potentially significant benefits to BCI stakeholders. In light of the Class Action and certain other actual and threatened litigation against BCI, any distributions to BCI stakeholders from the proceeds of the Telecom Américas Disposition (except to the Secured Lenders) could be delayed for several years while such claims are being adjudicated. However, pursuant to the proposed Arrangement, BCI will seek court approval for an orderly and expeditious claims process to identify, adjudicate and resolve all contingent claims against BCI in a timely and fair manner. Such a claims process, if approved by the Court, would permit the resolution of contingent claims against BCI to proceed in tandem with BCI's efforts to dispose of its remaining assets after the Telecom Américas Disposition.

As a result, BCI seeks approval of the Arrangement Resolution authorizing a proposed Plan of Arrangement under the CBCA pursuant to a Court order approving the Plan of Arrangement, including:

- the performance by BCI of all of its obligations pursuant to the Share Purchase Agreement to effect the Telecom Américas Disposition;
- the Share Consolidation;
- the appointment of Ernst & Young Inc. as the Monitor to perform the mandate set out in the Plan of Arrangement;
- with the assistance of the Monitor and under the supervision of the Court, BCI's continued management of its remaining assets for purposes of disposing of such assets in an orderly manner;
- BCI's development, with the assistance of the Monitor, of recommendations to the Court with respect to the identification of claims against BCI and a process for adjudicating and determining such claims;
- following the disposition of all the assets of BCI and the determination of all claims against BCI, the liquidation of BCI and the final distribution to BCI's creditors and Shareholders with the assistance of the Monitor and the approval of the Court; and
- following the liquidation of BCI and the final distribution to BCI's creditors and Shareholders, the dissolution of BCI.

As the successive steps of the Plan of Arrangement are effected pursuant to Approval Orders, to the extent necessary the Corporation will file with the Director individual plans and Articles of Arrangement in order to give effect to such steps. No such seeking of Approval Orders or filing of individual plans or Articles of Arrangement or of any other articles will require Shareholder approval in addition to that provided by the adoption of the Arrangement Resolution at the Special Meeting. The Corporation may amend, modify and/or supplement the Plan of Arrangement at any time and from time to time provided that any such amendment, modification or supplement must be contained in a written document which is filed with and approved by the Court and communicated to such persons as the Court may direct.

Salomon Smith Barney, BCI's financial advisor, has delivered an opinion to the Board of Directors that the Telecom Américas Disposition is fair, from a financial point of view, to BCI. See ''Deliberations and Recommendations — Opinions of BCI's Financial Advisors — Fairness Opinion.''

The Corporation also seeks Shareholder approval to pass the Stated Capital Resolution which would, if adopted, reduce the stated capital of the currently outstanding Common Shares to $10 million and transfer the amount withdrawn from stated capital to the contributed surplus account of the Corporation in order to comply with certain corporate law requirements relating to the Arrangement. This resolution, which does not involve a transfer or payment of corporate assets, is necessary for the Corporation to meet certain tests set out in the CBCA which must be met in order for BCI to proceed with the Arrangement.

The Board of Directors has unanimously recommended that Shareholders vote in favour of the Arrangement Resolution and the Stated Capital Resolution at the Special Meeting. See ''Deliberations and Recommendations — Deliberations and Recommendations of the Board of Directors''.

BACKGROUND TO THE ARRANGEMENT

BCI, through joint ventures and subsidiaries, owns, develops and operates advanced communications companies in markets outside Canada with a focus on Latin America. BCI currently holds the majority of its investments through Telecom Américas, a facilities-based communications company formed on November 16, 2000 which BCI holds jointly with América Móvil and SBC. BCI currently owns, indirectly, 42% of the issued and outstanding common shares (39% of the total number of issued and outstanding common and preferred shares) of Telecom Américas.

Telecom Américas Reorganization

On February 8, 2002, BCI with its partners América Móvil and SBC, completed the Reorganization of Telecom Américas in order, in part, to address the funding requirements of Telecom Américas. The Reorganization transformed Telecom Américas into a company focused on the Brazilian mobile wireless market and gave effect to the following:

- The transfer by Telecom Américas of its 77.1% interest in Comcel to América Móvil;
- The transfer by América Móvil of US$80 million and its 41% interest in ATL to Telecom Américas;
- The distribution by Telecom Américas of its 75.6% interest in Canbras to BCI;
- The distribution by Telecom Américas of its 60% interest in Techtel to América Móvil, which was effective on May 22, 2002; and
- The distribution by Telecom Américas of its 59.1% interest in Genesis equally to BCI and América Móvil.

In conjunction with the Reorganization, Telecom Américas also obtained additional financings to reduce short-term debt and to fund its operating requirements, including capital expenditures.

Following the announcement of the Reorganization, the ''Brazil Mobile'' segment remains the only continuing operation of Telecom Américas for accounting purposes and thus is treated as the only active business segment of BCI.

Recapitalization Plan

On December 3, 2001, BCI announced the Recapitalization Plan to enable BCI to meet its short-term funding obligations, to avoid the acceleration of indebtedness, and to position BCI and its Shareholders to benefit in any future recovery in the values of Latin American telecommunications companies. The Recapitalization Plan included the following:

- A Rights Offering to holders of Common Shares for gross proceeds of approximately $440 million. Principal warrants were issued to Unitholders which entitled them to have Common Shares issued to them on February 15, 2002 at a discount of 49% of the weighted average trading price of Common Shares on the TSX for 20 consecutive trading days ending on February 8, 2002.
- Unitholders also received secondary warrants on February 15, 2002. The purpose of the secondary warrants was to attract the new capital by ensuring that AIG's exercise of the AIG Put Option did not dilute the equity position of Unitholders in BCI. The secondary warrants entitle the Unitholders to a further issuance of Common Shares if the exercise price of the AIG Put Option is lower than the weighted average trading price used in determining the price at which the principal warrants were exercised. If this occurs, each Unitholder will receive a number of additional Common Shares which, when combined with the number of Common Shares received upon exercise of the principal warrants, will equal the number of Common Shares the Unitholder would have received if the weighted average trading price used in determining the price at which the principal warrants were exercised had been the same as the price per Common Share issued to AIG upon exercise of the AIG Put Option.
- Settlement of convertible subordinated unsecured debt obligations totalling approximately $478 million by the issuance of Common Shares on February 15, 2002. These obligations included principal in the amount of $400 million owing under the 1999 Debentures and principal and interest in the amount of $78 million owing to BCE pursuant to the BCE Loan.
- The entering into of the Amended and Restated Credit Facility on March 8, 2002 in the reduced amount of $230 million but with an extended maturity to March 8, 2003.

Net proceeds of the Rights Offering were used to pay the $40 million accrued interest owed to holders of the 1999 Debentures and to reduce by $170 million the outstanding indebtedness of BCI under the Credit Facility. Approximately $150 million was used to fund BCI's equity commitments to Telecom Américas, of which $30 million was invested during the first quarter of 2002 and $120 million was invested early in the second quarter to fund a portion of the first payment of the Tess Notes due on April 9, 2002. The remaining proceeds are being used for general corporate purposes.

AIG Put Option

As of the date of the Circular, AIG has not exercised the AIG Put Option. As of June 7, 2002, BCI's obligation to AIG under the AIG Put Option Agreement amounted to approximately $178 million. If AIG had exercised the AIG Put Option on such date at a share price of $0.0205, being the 10-day average trading price of the Common Shares ending on the trading day prior to such date, BCI would have been required to issue 8,702,544,895 Common Shares to AIG to satisfy BCI's obligations under the AIG Put Option Agreement. The issuance of Common Shares to AIG at such a share price would have automatically triggered the exercise of the secondary warrants, pursuant to which 39,119,268,220 additional Common Shares would have been issued to their holders. Assuming these events had occurred as of June 7, 2002, BCI would have had 52,619,126,773 issued and outstanding Common Shares, and BCE's ownership interest in BCI would have increased from 62.2% to 71.7%. As the 10-day average trading price declines, the number of Common Shares issuable pursuant to the exercise of the AIG Put Option and the automatic exercise of the secondary warrants significantly increases.

AIG is not obligated to exercise the AIG Put Option. As the owner of shares of the BCI-Comcel Subsidiary, AIG may choose to sell such shares to a third party and thus not avail itself of the AIG Put Option. Upon the completion by AIG of such a transaction, the AIG Put Option would automatically terminate. Alternatively, the AIG Put Option may expire in accordance with its terms at the close of business on December 11, 2002 if AIG elects not to exercise it. Under either of these scenarios, no additional Common Shares would be issued to AIG and, therefore, the secondary warrants would not be triggered and would automatically expire.

Financial Obligations and Contingent Liabilities

As of the date hereof, all elements of the Recapitalization Plan have been completed, except for the exercise of the AIG Put Option. As a result, before giving effect to the Arrangement, BCI has the following debt still outstanding:

- Approximately $174 million under the Amended and Restated Credit Facility due March 2003; and
- $160 million principal amount of High Yield Notes due September 2004.

In addition to the debt outstanding under the Amended and Restated Credit Facility and to Noteholders, BCI also has the following guarantees and principal contingent liabilities:

- If exercised, approximately $178 million owing as of June 7, 2002 to AIG under the AIG Put Option (which BCI intends to settle by issuing Common Shares);
- Approximately US$211 million principal amount under the Tess Notes Guarantee due in two installments (April 2003 and April 2004);
- Approximately US$39 million under the ATL Guarantee;
- Approximately US$32 million under the Vesper Guarantees, of which 25% of the debt guaranteed is due by the Vesper Companies in 2004 and the remaining 75% is due in 2005. Payment of the Vesper Guarantees can be demanded if the Vesper Companies default in repaying their obligations at maturity or upon an early acceleration by the lenders, or in the event of the liquidation or dissolution of BCI. The Arrangement ultimately will result in the liquidation and dissolution of BCI. Accordingly, the Vesper Guarantees may become payable not only if the Vesper Companies default on their payment obligations, but also if the liquidation or dissolution of BCI occurs before the Vesper Companies discharge their payment obligations. To the extent BCI pays the Vesper Guarantees, it will become a creditor of the Vesper Companies;
- Comcel is currently involved in litigation whereby plaintiffs are claiming damages of approximately US$70 million relating to the provision by Comcel of long-distance services through voice-over internet protocol (VOIP) between December 1998 and September 1999. BCI has agreed to indemnify Comcel for the initial US$5 million of damages and for any damages Comcel may suffer in excess of US$7.5 million. Comcel is responsible for any damages incurred in excess of US$5 million and up to US$7.5 million;
- The Class Action, which seeks damages of $250 million and punitive damages and other amounts totalling $35 million; and
- Threatened litigation by an institutional investor which formerly held 6.50% Debentures and 6.75% Debentures. The Corporation is unable to ascertain the ultimate amount of monetary liability or financial impact of this matter.

BCI is of the view that the allegations contained in the Class Action and in the letters sent to BCI by the institutional investor referred to above, are without merit. BCI intends to take all necessary action to defend its position with respect to each such claim. However, there can be no assurance that BCI will be successful in defending against such claims. With respect to the Comcel litigation, BCI believes, based on the advice of its Colombian counsel, that the damages allegations will be subject to defences on the merits and that substantially all of the claims lack a sufficient evidentiary basis. However, there can be no assurance that Comcel will be successful in its defence.

Inability to Obtain Additional Financing

Prior to Telecom Américas' recent liquidity crisis, BCI expected that its outstanding financial obligations would be settled with the proceeds from the future sale of BCI's discontinued operations, Canbras and Axtel, or through new financings. However, as a result in part of the global decline in the values and creditworthiness of telecommunications companies generally, and the weak state of the equity and debt markets for emerging market telecommunications companies in particular, the value of BCI's assets and its ability to raise capital have been negatively impacted. Moreover, BCE has announced that it no longer considers BCI to be a core investment and that BCE does not intend to invest any additional funds in BCI.

Telecom Américas Liquidity Crisis

Since early 2001, the global telecommunications industry has experienced an unprecedented decline in values and creditworthiness. This, in turn, has significantly reduced the ability of telecommunications companies to access the debt and equity markets to support their businesses. Telecom Américas has been particularly affected by such conditions. Specifically, recent financial and economic developments in Brazil, among them the default in late March 2002 by a significant telecommunications company on approximately US$1.6 billion of debt, have contributed to a liquidity crisis at Telecom Américas. Telecom Américas' lenders have required that its outstanding short-term bank debt, which totalled approximately US$254 million as at April 30, 2002, be repaid or significantly reduced. Given Telecom Américas' limited access to capital, its shareholders have become the only practical source of capital.

These events have had an immediate impact on BCI's liquidity and, as such, BCI does not have the capacity to provide further funding to Telecom Américas. If BCI's partners in Telecom Américas provide it with the funding it requires in the short term to meet its obligations, and assuming BCI does not contribute its proportionate share of such funding, BCI's interest in Telecom Américas would be significantly diluted. If, on the other hand, Telecom Américas' other shareholders do not supply the necessary funding, Telecom Américas would become insolvent. Such an insolvency could trigger a cross-acceleration of BCI's outstanding indebtedness under the Amended and Restated Credit Facility and its obligations under the High Yield Notes and the Tess Notes Guarantee.

THE TELECOM AMÉRICAS DISPOSITION

In order to resolve Telecom Américas' liquidity issues, América Móvil indicated to BCI that it would be prepared to assume all of Telecom Américas' funding requirements if it could obtain control of Telecom Américas. Following negotiations between BCI and América Móvil, and after having obtained approval (on May 28, 2002) of the Board of Directors, on May 31, 2002 BCI, BCII (through which BCI holds its investment in Telecom Américas) and América Móvil entered into the Share Purchase Agreement and related transaction documents pursuant to which BCI agreed to indirectly sell all of its interest in Telecom Américas to América Móvil.

The following are the key terms of the Telecom Américas Disposition:

- On the Closing Date, América Móvil will make a cash payment to BCII in an amount of approximately US$146 million;
- Also on the Closing Date, América Móvil will cause its subsidiary Sercotel to issue to BCII the US$220 million Sercotel Promissory Note;
- Pursuant to the Funding Agreement, América Móvil has the right to provide funding to Telecom Américas in an amount of US$200 million and, upon such funding, BCII's veto rights under the Shareholders Agreement will be extinguished and its right to appoint three representatives on the board of directors of Telecom Américas will be forfeited. On May 31, 2002 América Móvil provided US$200 million in funding to Telecom Américas;
- BCI will be released, effective as of the Closing Date, from its obligations under the Tess Notes Guarantee and the ATL Guarantee in the aggregate amount of approximately US$250 million;

- The BVI V Shares will be transferred from BCII to the BCE Subsidiary pursuant to the BVI V Transfer Agreement. See ''The Arrangement — Interest of Certain Persons in the Arrangement and the Telecom Américas Disposition''; and
- As a condition precedent to closing, by August 9, 2002, BCI must obtain from the Court an order which has not been stayed approving the performance by BCI of its obligations under the Share Purchase Agreement.

Prior to entering into the Share Purchase Agreement and ancillary transaction documents relating to the Telecom Américas Disposition, BCI sought and obtained the Lenders' Consent, which was required because the disposition by BCI of its interest in Telecom Américas and certain other elements of the proposed Arrangement would otherwise have constituted events of default under the Amended and Restated Credit Facility. Pursuant to the Lenders' Consent, BCI and the Secured Lenders agreed, among other things, (i) to reduce, effective May 31, 2002, the principal amount of the Amended and Restated Credit Facility from $230 million to $200 million, (ii) to advance the maturity date from March 8, 2003 to August 9, 2002 and (iii) that BCI will repay all outstanding indebtedness under the Amended and Restated Credit Facility as of the Closing Date. See ''The Arrangement — Lenders' Consent''.

The Lenders' Consent also provides that an event of default under the Amended and Restated Credit Facility would arise if BCI and BCII are unable to close the Telecom Américas Disposition on or before August 9, 2002 for any reason, including the failure to obtain the requisite approvals from Shareholders or Noteholders or because of the existence of a court order prohibiting the closing from taking place. Under such circumstances, the Secured Lenders would be entitled to declare all outstanding indebtedness under the Amended and Restated Credit Facility immediately due and payable and, consequently, to immediately enforce their security interest in the Telecom Américas shares pursuant to the Telecom Américas Share Charge. The Secured Lenders would also be entitled to enforce their security interest in the common shares of Canbras pursuant to the Canbras Share Charge.

In order to address this possible outcome, the Secured Lenders and América Móvil entered into the Lenders Option Agreement, which provides that if the Secured Lenders obtain legal or beneficial title to the Telecom Américas shares, the Secured Lenders would be entitled to exercise the Lenders' Put Option requiring América Móvil to purchase such shares. If such option is exercised on or prior to March 1, 2003, the consideration to be paid by América Móvil for such shares will be substantially identical to the consideration that would have been paid under the Share Purchase Agreement, that is, a cash payment of approximately US$146 million on the applicable closing date and the issuance of a promissory note of Sercotel due March 1, 2003 in the principal amount of US$220 million. If the Lenders' Put Option is exercised between March 2, 2003 and June 30, 2003, the consideration to be paid by América Móvil would be equal to the fair market value of the Telecom Américas shares, such amount to be not less than the outstanding indebtedness under the Amended and Restated Credit Facility or more than US$370 million. If not exercised on or prior to June 30, 2003, the Lenders' Put Option will expire, after which time América Móvil would have the right to require the Secured Lenders to sell the Telecom Américas shares to América Móvil at fair market value, such amount to be not less than the outstanding indebtedness under the Amended and Restated Credit Facility.

DELIBERATIONS AND RECOMMENDATIONS

Deliberations and Recommendations of the Board of Directors

During meetings held in April and May 2002, the Board of Directors met to discuss, among other things, BCI's financial condition and to monitor the liquidity, operations and prospects of Telecom Américas. The Board of Directors was advised that because of the default in late March 2002 by a significant telecommunications company in Brazil on approximately US$1.6 billion of debt, Telecom América's lenders had required that its outstanding short-term bank debt, which totalled approximately US$254 million as at April 30, 2002, be repaid or significantly reduced. On May 10, 2002, the Board of Directors was advised that América Móvil had indicated that it would be prepared to assume all of Telecom Américas' funding requirements if it could obtain control of Telecom Américas, and that América Móvil and BCI management entered into discussions concerning a transaction whereby América Móvil would acquire BCI's stake in Telecom Américas for approximately US$366 million. As part of the transaction, BCI would also be released from the Tess Notes Guarantee and the ATL Guarantee in an aggregate amount of approximately US$250 million. See ''Background to the Arrangement — Telecom Américas Liquidity Crisis'' and ''The Telecom Américas Disposition''. Based on the foregoing, the Board of Directors authorized management of BCI to continue discussions with América Móvil with a view to concluding definitive documentation to implement the Telecom Américas Disposition.

After careful consideration of the merits of the proposed transaction; the terms of the Share Purchase Agreement and ancillary agreements; the opinion of Salomon Smith Barney as to the fairness of the Telecom Américas Disposition from a financial point of view to the Corporation; the opinion of Salomon Smith Barney as to the fair value of the BVI V Shares; and other factors deemed relevant by the Board of Directors, at its meeting on May 28, 2002 the Board of Directors authorized, subject to requisite approvals, the proposed Arrangement, the Telecom Américas Disposition, the entering into by BCI of the Share Purchase Agreement and ancillary agreements, the Lenders' Consent, the Share Consolidation and the reduction in the stated capital of the Common Shares.

The Board of Directors unanimously recommends that Shareholders vote in favour of the Special Resolutions at the Special Meeting.

Opinions of BCI's Financial Advisors

BCI engaged Salomon Smith Barney to act as financial advisor in connection with the transactions described below. In connection with such engagement, Salomon Smith Barney rendered the Fairness Opinion and the Valuation Opinion, both of which are summarized below and attached as appendices hereto, and received customary fees for its services.

Salomon Smith Barney is an internationally recognized investment banking firm that provides financial services in connection with a wide range of business transactions. As part of its business, Salomon Smith Barney regularly engages in the valuation of companies and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other purposes. In addition, Salomon Smith Barney has experience in providing financial advisory services to companies engaged in businesses in Latin America and in particular the telecommunications industry in Latin America.

Fairness Opinion

On May 28, 2002 , Salomon Smith Barney delivered its oral opinion to the Board of Directors that, as of that date, the consideration for the sale by BCII of 10,353.94 common shares of Telecom Américas to América Móvil pursuant to the Share Purchase Agreement, and for the sale by BCII of the BVI V Shares, being the 48,030 preferred shares of BVI V, par value US$1.72494 per share, to the BCE Subsidiary pursuant to the BVI V Transfer Agreement, and taking into account the releases of BCI's obligations under the Tess Notes Guarantee and the ATL Guarantee, is fair from a financial point of view to BCII and BCI. This oral opinion was subsequently confirmed in a written opinion dated May 31, 2002.

The full text of the written opinion of Salomon Smith Barney is set forth as Appendix E to this Circular and sets forth the assumptions made, procedures followed and matters considered by Salomon Smith Barney. Shareholders are urged to read Salomon Smith Barney's opinion in its entirety. References to the opinion in this document and the discussion of the opinion included below are qualified in their entirety by reference to the full text of the opinion. The Salomon Smith Barney opinion does not constitute a recommendation of how Shareholders should vote on any matter.

In arriving at its opinion, Salomon Smith Barney held discussions with certain officers, employees and other representatives of BCI and Telecom Américas concerning the businesses, operations and prospects of Telecom Américas and BVI V and held discussions with certain officers of América Móvil concerning the creditworthiness of América Móvil. Salomon Smith Barney examined certain publicly available business and financial information relating to Telecom Américas, BVI V and América Móvil as well as certain financial forecasts and other information and data for Telecom Américas and BVI V that were provided to Salomon Smith Barney or otherwise discussed with the respective managements of BCI and Telecom Américas. In connection with Salomon Smith Barney's engagement, it was not requested to, and did not, approach third parties to solicit indications of interest in the possible acquisition of Telecom Américas, BCII or BCII's interest in Telecom Américas or the BVI V Shares. In addition to the foregoing, Salomon Smith Barney conducted such other analyses and examinations and considered such other financial, economic and market criteria as it deemed appropriate in arriving at its opinion.

In rendering its opinion, Salomon Smith Barney assumed and relied, without any responsibility for independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with Salomon Smith Barney. Salomon Smith Barney was advised by the management of BCI and Telecom Américas that financial forecasts reviewed by it or otherwise discussed with it were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of BCI and Telecom Américas as to the future financial performance of Telecom Américas and BVI V, and Salomon Smith Barney expressed no opinion with respect to such forecasts or the assumptions on which they are based. Salomon Smith Barney has not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of BCII, Telecom Américas or BVI V, nor has it made any physical inspection of the properties or assets of BCII, Telecom Américas or BVI V. Salomon Smith Barney's opinion does not address BCII's underlying business decision to effect the transactions as outlined in the opinion, and Salomon Smith Barney expressed no view on the effect on BCII of the transactions. Salomon Smith Barney also expressed no view on the solvency or ongoing business viability of BCII following the consummation of the transactions. Salomon Smith Barney's opinion is necessarily based upon information available to it, and financial, stock market and other conditions and circumstances existing and disclosed to us, as of the date of the opinion.

Valuation Opinion

On May 28, 2002, Salomon Smith Barney delivered its oral opinion to the Board of Directors that, as of that date, the fair value of the BVI V Shares, being the 48,030 redeemable preferred shares of BVI V to be sold by BCII to the BCE Subsidiary pursuant to the BVI V Transfer Agreement, taking into account the amendment to the Memorandum and Articles of Association of BVI V, is in the range of US$0 to US$82,849. This oral opinion was subsequently confirmed in a written opinion dated May 31, 2002.

The full text of the written opinion of Salomon Smith Barney is set forth as Appendix F to the Circular and sets forth the assumptions made, procedures followed and matters considered by Salomon Smith Barney.

Shareholders are urged to read Salomon Smith Barney's opinion in its entirety. References to the opinion in this document and the discussion of the opinion included below are qualified in their entirety by reference to the full text of the opinion. The Salomon Smith Barney opinion does not constitute a recommendation of how Shareholders should vote on any matter.

In arriving at its views, Salomon Smith Barney reviewed the Memorandum and Articles of Association of BVI V, including the amendment thereto to be effected pursuant to the Share Purchase Agreement. Salomon Smith Barney held discussions with certain officers, employees and other representatives of BCI and Telecom Américas concerning the businesses, operations and prospects of the properties and assets of BVI V. Salomon Smith Barney examined certain publicly available business and financial information relating to the properties and assets of BVI V and certain financial forecasts and other information and data for the properties and assets of BVI V that were provided to Salomon Smith Barney or otherwise discussed with it by the management of BCI and Telecom Américas. In connection with Salomon Smith Barney's engagement, it was not requested to, and did not, approach third parties to solicit indications of interest in the possible acquisition of the BVI V Shares. In addition to the foregoing, Salomon Smith Barney conducted such other analyses and examinations and considered such other financial, economic and market criteria as it deemed appropriate in arriving at its opinion.

In rendering its views, Salomon Smith Barney assumed and relied, without any responsibility for independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with Salomon Smith Barney. Salomon Smith Barney was advised by the management of BCI and Telecom Américas that financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of BCI and Telecom Américas as to the future financial performance of BVI V, and Salomon Smith Barney expressed no opinion with respect to such forecasts or the assumptions on which they are based. Salomon Smith Barney has not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of BVI V, nor has it made any physical inspection of the properties or assets of BVI V. Salomon Smith Barney's views are necessarily based upon information available to it, and financial, stock market and other conditions and circumstances existing and disclosed to it, as of the date of its opinion.

THE ARRANGEMENT

Subject to convening the Special Meeting and the Noteholders' Meeting and seeking the approvals ordered by the Court pursuant to the Interim Order, BCI intends to seek a Court order approving the Plan of Arrangement, including:

- the performance by BCI of all of its obligations pursuant to the Share Purchase Agreement to effect the Telecom Américas Disposition;

- the Share Consolidation;
- the appointment of the Monitor to perform the mandate set out in the Plan of Arrangement;
- with the assistance of the Monitor and under the supervision of the Court, BCI's continued management of its remaining assets for purposes of disposing of such assets in an orderly manner;
- BCI's development, with the assistance of the Monitor, of recommendations to the Court with respect to the identification of claims against BCI and a process for adjudicating and determining such claims;
- following the disposition of all the assets of BCI and the determination of all claims against BCI, the liquidation of BCI and the final distribution to BCI's creditors and Shareholders with the assistance of the Monitor and the approval of the Court; and
- following the liquidation of BCI and the final distribution to BCI's creditors and Shareholders, the dissolution of BCI.

As the successive steps of the Plan of Arrangement are effected pursuant to Approval Orders, to the extent necessary the Corporation will file with the Director individual plans and Articles of Arrangement in order to give effect to such steps. No such seeking of Approval Orders or filing of individual plans or Articles of Arrangement or of any other articles will require Shareholder approval in addition to that provided by the adoption of the Arrangement Resolution at the Special Meeting. The Corporation may amend, modify and/or supplement the Plan of Arrangement at any time and from time to time provided that any such amendment, modification or supplement must be obtained in a written document which is filed with and approved by the Court and communicated to such persons as the Court may direct.

Share Consolidation

On February 15, 2002, in connection with the Recapitalization Plan, BCI issued Common Shares in settlement of the 1999 Debentures as well as the BCE Loan. Concurrently, the Corporation issued Common Shares to all Unitholders that participated in the Rights Offering. The cumulative effect of these transactions was that BCI issued 4,718,290,245 new Common Shares on February 15, 2002. As at the close of business on June 7, 2002, BCI had 4,797,313,658 Common Shares issued and outstanding.

Additional Common Shares may also be issued to AIG pursuant to the exercise by AIG of the AIG Put Option at any time on or before December 11, 2002. Under the terms of the AIG Put Option Agreement, BCI is entitled to repay its obligation to AIG (an amount equal to the subscription price of the shares of the BCI-Comcel Subsidiary to which AIG subscribed on December 10, 1998, being US$75 million, plus an adjustment of 13% per annum compounded semi-annually from December 10, 1998 to the date of exercise of the AIG Put Option) by issuing Common Shares to AIG based on the 10-day average closing price of the Common Shares on the TSX immediately preceding the date of receipt by BCI of a put notice delivered by AIG. Under the terms of the AIG Put Option Agreement, the AIG Put Option expires on the close of business on December 11, 2002. The amount of BCI's financial obligation relating to the AIG Put Option will depend on the date BCI receives the put notice. BCI estimates that its obligation amounted to approximately $178 million on June 7, 2002 and would amount to approximately $196 million on December 11, 2002.

If AIG had exercised the AIG Put Option on June 7, 2002, and based on a 10-day average closing price of the Common Shares on the TSX of $0.0205 per share, BCI would have been required to issue 8,702,544,895 Common Shares to AIG in satisfaction of its obligations under the AIG Put Option Agreement and an additional 39,119,268,220 Common Shares as a result of the automatic exercise of the secondary warrants issued in connection with the Rights Offering. A total of 52,619,126,773 Common Shares would be outstanding following these share issuances.

AIG is not obligated to exercise the AIG Put Option. Instead, AIG may choose to sell the shares it owns in the BCI-Comcel Subsidiary to a third party, in which case the AIG Put Option would automatically terminate. Alternatively, the AIG Put Option may expire in accordance with its terms on the close of business on December 11, 2002 if AIG elects not to exercise it. Under either of these scenarios, no additional Common Shares would be issued to AIG and, therefore, the secondary warrants would not be triggered and thus would be automatically cancelled.

The significant number of Common Shares currently outstanding, the number of Common Shares that may be issued pursuant to the exercise of the AIG Put Option and the automatic exercise of the secondary warrants, together with the current low trading price of the Common Shares, is having a negative impact on the efficient trading of such shares. In particular, certain institutional investors are prevented under their investment policies from investing in companies with a share price below a certain threshold. Also, brokerage firms often will not provide market analysis for low-priced stock on a consistent basis and will often charge a greater percentage commission on low-priced stock than that which would be charged on a transaction of a similar dollar amount but of fewer shares.

In addition, the continued listing requirements of NASDAQ, as they are currently effective, impose a minimum bid price of US$3.00 for BCI's listed securities over a period of 30 consecutive trading days. The Common Shares have been trading below US$3.00 since November 2001. BCI received a NASDAQ staff determination on May 17, 2002 indicating that BCI has failed to comply with the minimum bid price requirement for continued listing on NASDAQ and that the Common Shares are, therefore, subject to delisting. BCI has requested a hearing before a NASDAQ listing qualifications panel to review the staff determination, which has been scheduled to take place on June 28, 2002. See ''Stock Exchange Listings and Status as a Reporting Issuer''. BCI cannot provide any assurance with respect to the effect of the proposed Share Consolidation on the ultimate determination of the NASDAQ listing qualifications panel on BCI's continued listing.

For these reasons among others, BCI believes that it is in the best interests of the Corporation and its Shareholders to implement the Share Consolidation. The Share Consolidation will consist of the First Consolidation and, if applicable, the Second Consolidation. Provided that the AIG Put Option is not exercised by AIG on or before the date of the Special Meeting, the First Consolidation will be made on the basis of one post-consolidation share for approximately 120 pre-consolidation shares such that, giving effect to the First Consolidation, the 4,797,313,658 currently outstanding Common Shares will be consolidated to 40 million Common Shares. If, on the other hand, AIG exercises the AIG Put Option on or before the date of the Special Meeting, resulting in the issuance of Common Shares (i) to AIG in satisfaction of BCI's obligations to AIG under the terms of the AIG Put Option Agreement and (ii) to holders of secondary warrants of BCI upon the automatic exercise of such warrants, the First Consolidation will be made on the basis of a consolidation ratio that would result in the Corporation having 40 million outstanding Common Shares after giving effect to such consolidation. If approved by Shareholders, the First Consolidation will take effect immediately following Court approval of the Plan of Arrangement and the filing by BCI of Articles of Arrangement, and the Common Shares will start trading on a consolidated basis on the TSX approximately three business days thereafter. See ''— Trading on a Consolidated Basis''.

In addition, BCI is also seeking Shareholder approval of the Second Consolidation which BCI would implement in addition to the First Consolidation if, and only if, AIG exercises the AIG Put Option after the date of the Special Meeting but before the close of business on December 11, 2002. The Second Consolidation would take effect within seven business days of the closing date relating to the issuance of Common Shares to AIG following the exercise by AIG of the AIG Put Option and the issuance of Common Shares to holders of secondary warrants of BCI upon the automatic exercise of such secondary warrants. Following delivery by AIG of a put notice under the AIG Put Option Agreement, BCI would issue a press release describing the material details of the Second Consolidation, including the consolidation ratio that would be used in order to result in 40 million Common Shares issued and outstanding on a post-consolidation basis.

The Second Consolidation would not be required if either (i) AIG does not exercise the AIG Put Option on or before the close of business on December 11, 2002, in which case the AIG Put Option would expire in accordance with its terms, or (ii) AIG sells the shares it owns in the BCI-Comcel Subsidiary to a third party, in which case the AIG Put Option, and thus the secondary warrants, would automatically terminate.

Shareholders should note that the effect of the Share Consolidation on the market price for the Corporation's Common Shares cannot be accurately predicted. In particular, there is no assurance that prices for the Common Shares after the Share Consolidation will be equal to the applicable consolidation ratio multiplied by the price for the Common Shares immediately prior to the Share Consolidation. Furthermore, there can be no assurance that the Share Consolidation will achieve the desired results which have been discussed above, or that it will not adversely impact the market price of the Common Shares or that any increase in price of the Common Shares will be sustained for any prolonged period of time.

Fractional Shares

No fractional Common Shares will be issued by the Corporation pursuant to the Share Consolidation. Each Shareholder who would be entitled to a fractional share on a post-consolidation basis will instead receive a cash payment. As soon as practicable after the granting of the respective Approval Orders approving the First Consolidation and, if applicable, the Second Consolidation, the Transfer Agent will calculate and sell the accumulated fractional shares for all registered Shareholders on the open market. Fractional entitlements, net of brokerage commissions and expenses, will be paid upon surrender of pre-consolidated share certificates.

Stock Options

The conversion ratio and the number of Common Shares issuable upon the exercise of any stock options granted under the Corporation's incentive plans will be proportionately adjusted upon the Share Consolidation.

Issue of New Share Certificates

Upon the granting of the respective Approval Orders approving the First Consolidation and, if applicable, the Second Consolidation, the Common Shares will be consolidated into new Common Shares as set out above. In accordance with the rules of the TSX, a new CUSIP number will be assigned and replacement share certificates will be issued. To obtain a new share certificate evidencing Common Shares held after the Share Consolidation, Shareholders must tender the share certificates evidencing pre-consolidation shares held by them.

To that effect, the Corporation shall, as soon as practicable following an announcement by the Corporation that the Court has approved the Plan of Arrangement in the case of the First Consolidation, or that AIG has exercised the AIG Put Option in the case of the Second Consolidation, if applicable, mail out letters of transmittal to Shareholders requesting that they surrender to the Transfer Agent the share certificates representing pre-consolidation Common Shares. The Transfer Agent shall promptly forward to each Shareholder that responds in the appropriate manner a new share certificate and/or a fractional cash payment representing the number of post-consolidation shares to which such Shareholder is entitled. Until surrendered, each share certificate formerly representing pre-consolidation shares shall be deemed for all purposes to represent the number of post-consolidation shares to which the Shareholder is entitled as a result of the Share Consolidation.

Trading on a Consolidated Basis

The TSX has conditionally approved the Share Consolidation subject to the Corporation complying with certain customary requirements, including filing of required documentation with the TSX within the prescribed delays. It is expected that the Common Shares will start trading on a consolidated basis on the TSX approximately three business days following the granting of the respective Approval Orders approving the First Consolidation and, if applicable, the Second Consolidation.

NASDAQ review and approval of the Share Consolidation is subject to the favourable resolution of the issues before the NASDAQ listing qualifications panel.

Lenders' Consent

On May 31, 2002, BCI obtained the Lenders' Consent from the Secured Lenders. Such consent was required because the Telecom Américas Disposition and certain other elements of the proposed Arrangement and related transaction documents would otherwise have constituted events of default under the terms of the Amended and Restated Credit Facility. Pursuant to the Lenders' Consent, BCI and the Secured Lenders agreed, among other things, (i) to reduce, effective May 31, 2002, the principal amount of the Amended and Restated Credit Facility from $230 million to $200 million, (ii) to advance the maturity date from March 8, 2003 to August 9, 2002 and (iii) to repay all outstanding indebtedness under the Amended and Restated Credit Facility as of the Closing Date.

The Lenders' Consent also provides that an event of default under the Amended and Restated Credit Facility would arise if BCI and BCII are unable to close the Telecom Américas Disposition on or before August 9, 2002 for any reason, including the failure to obtain the requisite approvals from Shareholders or Noteholders or because of the existence of a court order prohibiting the closing from taking place. Under such circumstances, the Secured Lenders would be entitled to declare all outstanding indebtedness under the Amended and Restated Credit Facility immediately due and payable and, consequently, to immediately enforce their security interest in the Telecom Américas shares pursuant to the Telecom Américas Share Charge. The Secured Lenders would also be entitled to enforce their security interest in the common shares of Canbras pursuant to the Canbras Share Charge.

In order to address this possible outcome, the Secured Lenders and América Móvil entered into the Lenders Option Agreement, which provides that if the Secured Lenders obtain legal or beneficial title to the Telecom Américas shares, the Secured Lenders would be entitled to exercise the Lenders' Put Option requiring América Móvil to purchase such shares. If such option is exercised on or prior to March 1, 2003, the consideration to be paid by América Móvil for such shares will be substantially identical to the consideration that would have been paid under the Share Purchase Agreement, that is, a cash payment of approximately US$146 million on the applicable closing date and the issuance of a promissory note of Sercotel due March 1, 2003 in the principal amount of US$220 million. If the Lenders' Put Option is exercised between March 2, 2003 and June 30, 2003, the consideration to be paid by América Móvil would be equal to the fair market value of the Telecom Américas shares, such amount to be not less than the outstanding indebtedness under the Amended and Restated Credit Facility or more than US$370 million. If not exercised on or prior to June 30, 2003, the Lenders' Put Option will expire, after which time América Móvil would have the right to require the Secured Lenders to sell the Telecom Américas shares to América Móvil at fair market value, such amount to be not less than the outstanding indebtedness under the Amended and Restated Credit Facility. See "The Telecom Américas Disposition".

Reasons to Approve the Arrangement

Telecom Américas' current liquidity crisis and BCI's inability to provide its share of Telecom Américas' funding requirements has had an immediate impact on the continued viability of BCI's investment in Telecom Américas. If BCI's partners in Telecom Américas provide it with the funding it requires in the short term to meet its obligations, and assuming BCI does not contribute its proportionate share of such funding, BCI's interest in Telecom Américas would be significantly diluted. If, on the other hand, Telecom Américas' other shareholders do not supply the necessary funding, Telecom Américas would become insolvent. Such an insolvency could trigger a cross-acceleration of BCI's outstanding indebtedness under the Amended and Restated Credit Facility and its obligations under the High Yield Notes and the Tess Notes Guarantee. In part in recognition of these factors, on May 9, 2002, Moody's Investor Services downgraded BCI's High Yield Notes from B2 to Ca, with a negative outlook.

As a result of the foregoing, BCI has negotiated a transaction whereby América Móvil will purchase BCI's interest in Telecom Américas for a total consideration of approximately US$366 million. In addition, as part of the transaction, BCI will be released from contingent liabilities relating to Telecom Américas of approximately US$250 million. BCI does not believe that any other party would make a comparable offer and it believes that the Telecom Américas Disposition is beneficial for all of its stakeholders. The Telecom Américas Disposition, together with the anticipated proceeds from the disposition of BCI's remaining assets, Canbras and Axtel, should permit BCI to repay fully its secured creditors, and subject to the resolution of certain contingent claims against the Corporation, would likely permit BCI to repay its unsecured creditors and make a distribution to Shareholders.

Based on the unaudited pro forma balance sheet of BCI as at March 31, 2002 presented in Appendix G, and subject to the assumptions described in the accompanying notes thereto, the following are the approximate pro forma net assets of BCI as at that date, adjusted for the cash contributed to Telecom Américas to pay the installment of the Tess Notes due on April 9, 2002:

	($ thousands)
Proceeds from the Telecom Américas Disposition[1]	$582,424
Discontinued operations[2]	182,119
BCI cash and cash equivalents	182,926
Other BCI corporate assets less liabilities	(11,555)
Amount outstanding under BCI's Amended and Restated Credit Facility	(174,068)
High Yield Notes	(160,000)
Pro forma net assets as at March 31, 2002	$601,846
Adjustment for:	
— Cash contributed to Telecom Américas in connection with the installment payment of the Tess Notes due on April 9, 2002	(119,741)
Pro forma adjusted net assets[3]	$482,105

(1) Translated using a rate of exchange of $1.5935 for each US$1.00 as at March 31, 2002. As at June 7, 2002, the rate of exchange was $1.5323 for each US$1.00.

(2) Based on the carrying value of discontinued operations. This amount is not necessarily indicative of the realizable value of such operations.

(3) Excludes the effect of any settlements relating to guarantees and contingent liabilities.

Following the public announcement of the Telecom Américas Disposition, Moody's Investor Services placed the High Yield Notes under review for a possible upgrade. Their review will be dependent on the successful closing of the Telecom Américas Disposition.

If the Telecom Américas Disposition fails to close, BCI's ability to pay unsecured creditors, including Noteholders, and possibly to make a distribution to Shareholders could be jeopardized. Failure to close the Telecom Américas Disposition by August 9, 2002 would entitle the Secured Lenders to declare all outstanding indebtedness under the Amended and Restated Credit Facility immediately due and payable and to immediately enforce their security interests pursuant to the Telecom Américas Share Charge (as well as the Canbras Share Charge). See ''The Telecom Américas Disposition''. The Secured Lenders would then be entitled, under the terms of the Lenders Option Agreement, to require América Móvil to purchase all of the Telecom Américas shares to which the Secured Lenders acquire title pursuant to the exercise of their rights as secured creditors.

The Lenders Option Agreement further provides that, in the absence of a court order prohibiting the exercise or consummation of the Lenders' Put Option on or before March 1, 2003, América Móvil would be required to purchase the Telecom Américas shares on the same monetary terms as under the Share Purchase Agreement, that is, the cash payment of approximately US$146 million on the applicable closing date and the issuance of a promissory note of Sercotel (guaranteed by América Móvil and Telcel) due March 1, 2003 in the principal amount of US$220 million. All outstanding indebtedness under the Amended and Restated Credit Facility would be repaid to the Secured Lenders under this scenario, since the cash payment at closing would exceed the total amount of such indebtedness. Moreover, upon the consummation of the Lenders' Put Option, BCI would be released from its obligations under the Tess Notes Guarantee and the ATL Guarantee. In this respect, BCI would be in the same position following the exercise of the Lenders' Put Option as it would have been if the Telecom Américas Disposition had closed, that is: it would be entitled to the balance of the closing cash payment of approximately US$146 million after deducting the amounts owing under the Amended and Restated Credit Facility (which as at May 31, 2002 was approximately $174 million); it would become the holder of the US$220 million promissory note; and it would no longer be subject to the contingent liabilities under the Tess Notes Guarantee and the ATL Guarantee.

However, the acceleration of outstanding indebtedness under the Amended and Restated Credit Facility that would result if the Telecom Américas Disposition fails to close would result in a cross-acceleration of the High Yield Notes and Tess Notes, and BCI would not have sufficient cash on hand to satisfy these obligations. As a result, BCI would be forced to seek creditor protection in insolvency proceedings under the CCAA. Such an eventuality could be detrimental to all BCI stakeholders. Under CCAA proceedings, in contrast to statutory arrangements undertaken by solvent CBCA companies (such as BCI) in order to effect fundamental changes under court supervision, companies may under certain circumstances be forced to dispose of assets on a basis that does not allow for their full value to be realized, thus reducing the amounts that may be distributed to stakeholders. This unattractive scenario would be avoided if Shareholders and Noteholders approve the Arrangement, including the Telecom Américas Disposition.

The proposed Arrangement offers other potentially significant benefits to BCI stakeholders. In light of the Class Action and certain other actual and threatened litigation against BCI, any distributions to BCI stakeholders from the proceeds of the Telecom Américas Disposition (except to the Secured Lenders) could be delayed for several years while such claims are being adjudicated. However, pursuant to the proposed Arrangement, BCI will seek court approval for an orderly and expeditious claims process to identify, adjudicate and resolve all contingent claims against BCI in a timely and fair manner. Such a claims process, if approved by the Court, would permit the resolution of contingent claims against BCI to proceed in tandem with BCI's efforts to dispose of its remaining assets after the Telecom Américas Disposition.

Salomon Smith Barney, BCI's financial advisor, has delivered an opinion to the Board of Directors that the Telecom Américas Disposition is fair, from a financial point of view, to BCI. See ''Deliberations and Recommendations — Opinions of BCI's Financial Advisors — Fairness Opinion.''

The Board of Directors has unanimously recommended that Shareholders vote in favour of the Arrangement Resolution and the Stated Capital Resolution at the Special Meeting. See ''Deliberations and Recommendations — Deliberations and Recommendations of the Board of Directors''.

Reduction of Stated Capital

BCI is solvent and with this Plan of Arrangement would remain solvent. However, in order to bring itself within technical CBCA requirements relating to the stated capital levels of a corporation applying for court approval of an arrangement, BCI is requesting the Shareholders to approve a special resolution to reduce stated capital. See ''The Stated Capital Resolution''. If adopted, the Stated Capital Resolution would reduce the stated capital of the currently outstanding Common Shares to $10 million and transfer the amount withdrawn from stated capital to the contributed surplus account of the Corporation. This is an adjustment to the books and records of the Corporation which in no way involves a transfer or payment of corporate assets. A further adjustment to stated capital may be made before any distributions are made to Shareholders pursuant to the Plan of Arrangement in order to avoid negative tax consequences to Shareholders.

Court Approval of the Arrangement

Under the CBCA, the Arrangement requires court approval. Before the Corporation mailed the Circular, it obtained an Interim Order from the Court providing for the calling and holding of the Special Meeting and the Noteholders' Meeting and other procedural matters. The full text of the Notice of Application and a copy of the Interim Order are reproduced as Appendices C and D, respectively, to the Circular.

Subject to the approval of the Arrangement by the Shareholders and Noteholders, the hearing in respect of the Approval Order approving the Plan of Arrangement and, specifically, authorizing BCI to effect certain steps of the Plan of Arrangement including the performance by BCI of all of its obligations pursuant to the Share Purchase Agreement, the First Consolidation, and the appointment of the Monitor, is scheduled to take place on July 15, 2002 at 10:00 a.m. (Toronto time) in the Court at 8th Floor, 393 University Avenue, or at 361 University Avenue, Toronto, Ontario, or as soon thereafter as is reasonably practicable.

Any Shareholder or other interested party who wishes to appear or to be represented and to present evidence or argument at that hearing may do so, subject to filing a notice of appearance on or before July 10, 2002, as set out in the Notice of Application and satisfying any other requirements of the Court. The Court will consider, among other things, the fairness and reasonableness of the proposed Arrangement. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, and subject to compliance with such terms and conditions, if any, as the Court deems fit.

Assuming the conditions to closing contained in the Share Purchase Agreement are satisfied or waived, including the granting of a Court order approving the Telecom Américas Disposition, and assuming the Approval Order is granted, it is anticipated that Articles of Arrangement will be filed with the Director under the CBCA to give effect to the Arrangement, including the Telecom Américas Disposition. The disposition of any other remaining BCI assets, the liquidation of BCI and the final distribution of proceeds will be made pursuant to further Approval Orders authorizing BCI to effect these further steps of the Plan of Arrangement. Individual plans and Articles of Arrangement will be filed with the Director under the CBCA to give effect to these further steps of the Plan of Arrangement without the need to obtain further Shareholder approval.

Subject to the conditions to closing being satisfied or waived, including the granting of a Court order approving the Telecom Américas Disposition, it is expected that the closing of the Telecom Américas Disposition will occur as soon as practicable after the requisite approvals of the Shareholders and Noteholders are obtained.

Consent of the Noteholders

Pursuant to the Interim Order, BCI is seeking the consent of the Noteholders to the Arrangement because various elements of the Arrangement may otherwise constitute events of default under the terms of the High Yield Notes. By consenting to the Arrangement, the Noteholders waive any such events of default which otherwise might be caused by, or result from, the implementation of all or part of the Arrangement. Such potential events of default include the risk that the Telecom Américas Disposition constitutes the sale of all or substantially all of BCI's property without the purchaser assuming BCI's obligations under the High Yield Notes for purposes of Section 701 of the indenture governing the High Yield Notes and that the Court order approving the Arrangement constitutes a court order for the "rearrangement" of BCI's affairs contrary to Section 501(6) of such indenture.

At the Noteholders' Meeting, to be held immediately before the Special Meeting, Noteholders will be asked to approve a supplemental trust indenture by Special Noteholders' Act to authorize the proposed Arrangement. If the Special Noteholders' Act is adopted, BCI and the Trustee will execute the supplemental trust indenture immediately after receiving the Special Noteholders' Act.

As part of the Arrangement, BCI intends to offer to redeem the High Yield Notes on the earliest date approved by the Court in the Arrangement proceedings and, subject to Court approval, to pay to the Noteholders the amount they would be entitled to receive under the indenture governing the High Yield Notes on early redemption.

A quorum at the Noteholders' Meeting shall be constituted by persons, present in person or by proxy, entitled to vote at least 25% in outstanding principal amount of High Yield Notes. In the absence of a quorum within 30 minutes of the time appointed for the Noteholders' Meeting, such meeting may be adjourned for a period of not less than 10 days as determined by the chairman of such meeting prior to the adjournment of such meeting. Notice of the reconvening of the adjourned Noteholders' Meeting must be given not less than five days prior to the date on which the Noteholders' Meeting is scheduled to be reconvened. The Noteholders present, in person or by proxy, shall constitute a quorum for the adjourned Noteholders' Meeting

Shareholder Approval at the Special Meeting

Pursuant to the Interim Order, the Special Resolutions must be approved by at least two thirds of the votes cast by the Shareholders, present or voting by proxy, at the Special Meeting. Each Shareholder will be entitled to one vote per Common Share held for the purpose of voting upon the Special Resolutions. A quorum at the Special Meeting will be constituted by Shareholders, present in person or by proxy, representing not less than 25% of the outstanding Common Shares. BCE, which owns or controls 62.2% of the outstanding Common Shares, announced on June 3, 2002 that it intends to vote all its shares in BCI in favour of the Arrangement Resolution. See ''Acceptance of the Transaction''.

The full text of the Arrangement Resolution and the Stated Capital Resolution is reproduced in Appendix A and B, respectively, to the Circular.

Stock Exchange Listings and Status as a Reporting Issuer

The Common Shares are listed on the TSX and NASDAQ under the symbols ''BI'' and ''BCICF'', respectively. The TSX has indicated to the Corporation that it will not suspend trading in the Common Shares. However, the TSX intends to monitor the Corporation on an ongoing basis and will determine whether to suspend trading on the Common Shares if either the Corporation does not meet continued listing requirements or if the continued listing of the Corporation adversely affects the quality of the TSX market.

On May 17, 2002, NASDAQ staff made a determination that BCI did not meet the minimum bid price requirement for continued listing on NASDAQ of US$3.00 over a period of 30 consecutive trading days, and that the Common Shares were therefore subject to delisting. BCI has requested a hearing before a NASDAQ listing qualification panel, which has been scheduled to take place on June 28, 2002, to review the staff determination. The delisting of the Common Shares has been stayed pending the decision of the panel. Continued listing of BCI on NASDAQ is subject to the favorable resolution of the issues before the NASDAQ listing qualification panel.

Until the completion of the transactions under the Plan of Arrangement, BCI will continue to be subject to ongoing disclosure and other obligations as a reporting issuer under applicable securities legislation in Canada and the United States.

Interest of Certain Persons in the Arrangement and the Telecom Américas Disposition

As required under the Share Purchase Agreement, BCII will, on or prior to closing of the Telecom Américas Disposition or upon América Móvil otherwise acquiring the Telecom Américas shares, enter into the BVI V Transfer Agreement pursuant to which BCII will sell to the BCE Subsidiary all of the BVI V Shares for total consideration equal to the Redemption Price of the BVI V Shares. The BVI V Shares, which are subject to mandatory redemption at the Redemption Price upon the occurrence of certain stated circumstances, represent 80.1% of the voting rights of BVI V. BVI V indirectly owns approximately 78% and 77% of the outstanding capital of Telet and Americel, respectively. The concession agreements governing each of Telet and Americel prohibit any change in the ultimate controlling shareholder of such companies for a five-year period following the commencement of operations. Through its majority shareholding position in BCI, BCE is currently the ultimate controlling shareholder of such companies. The BCE Subsidiary will acquire the BVI V Shares in order to ensure continued compliance with the terms of the concession agreements following the completion of the transactions under the Plan of Arrangement.

In connection with the acquisition by the BCE Subsidiary of the BVI V Shares, and as a condition to closing under the Share Purchase Agreement, BCE and América Móvil will enter into the BCE Agreement. Pursuant to the BCE Agreement, BCE has agreed, among other things, that until the date of redemption of the BVI V Shares it will not permit the transfer of the BVI V Shares to any entity other than a wholly-owned subsidiary of BCE. América Móvil has agreed, among other things, to cause Telecom Américas to seek all requisite Brazilian regulatory approvals as soon as legally permissible in order to allow Telecom Américas to acquire direct or indirect control of Telet and Americel. Upon receipt of such authorization, BVI V would be required to redeem the BVI V Shares.

Rule 61-501 and Policy Q-27 apply to certain transactions, including "related party transactions". These instruments require that, unless an exemption is available, a corporation that proposes to carry out a related party transaction must arrange to have an independent valuation of the securities and any non-cash consideration that are the subject of the transaction prepared and disclosed to security holders. These instruments also require that, unless an exemption is available a corporation that proposes to carry out a related party transaction must obtain the approval of its "minority" shareholders, in addition to any other approval required by law.

The sale by BCII, a wholly-owned subsidiary of BCI, of the BVI V Shares to the BCE Subsidiary pursuant to the BVI V Transfer Agreement constitutes a related party transaction for the purposes of Rule 61-501 and Policy Q-27. However, this transaction is exempt from the valuation and minority approval requirements of Rule 61-501 and Policy Q-27 on the basis that the fair value of the BVI V Shares, which Salomon Smith Barney has estimated in the Valuation Opinion to be in the range of US$0 to US$82,849 (US$82,849 being equal to the aggregate par value of the BVI V Shares), represents an amount that is less than 25% of BCI's market capitalization.

Except as disclosed above or elsewhere in the Circular, no person who has served as a director or officer of the Corporation at any time since the beginning of BCI's last completed financial year, none of the directors or officers of a body corporate that is an insider or subsidiary of the Corporation, no person who beneficially owns, directly or indirectly, or exercises control or direction over, Common Shares carrying more than 10% of the votes attached thereto, nor any associate or affiliate of any of the foregoing persons, has any material interest in the proposed Arrangement or in the Telecom Américas Disposition.

Interest of Insiders and Others in Material Transactions

None of the directors or officers of the Corporation, none of the directors or officers of a body corporate which is an insider or subsidiary of the Corporation, no person who beneficially owns, directly or indirectly, or exercises control or direction over, Common Shares carrying more than 10% of the votes attached thereto, nor any associate or affiliate of any of the foregoing persons, had any material interest in any transaction since the commencement of the Corporation's last completed financial year which has materially affected or could materially affect the Corporation or any of its subsidiaries, except for the following:

BCE Loan

On September 17, 2001, concurrently with the Corporation entering into the Credit Facility, BCE extended the BCE Loan to BCI. The BCE Loan was to mature on April 8, 2002, subject to extension in the event that the maturity date of the Credit Facility was also extended. Until the Credit Facility was repaid in full and permanently cancelled, the BCE Loan was subordinated, with respect to the payment in cash of principal and interest, to all amounts payable under the Credit Facility and the High Yield Notes.

Under the terms of the BCE Loan, BCE was entitled, at its option and at any time, to demand repayment of the loan through the issuance of Common Shares based on a 20-day weighted average trading price of such shares. On February 15, 2002, in connection with Recapitalization Plan, BCI repaid the outstanding balance of approximately $78 million of principal and interest on the BCE Loan through the issuance to BCE of 271,365,570 Common Shares.

Commitment Agreement

In connection with the Rights Offering, BCE entered into the Commitment Agreement with BCI under which BCE agreed, among other things, to exercise or cause to be exercised all of the rights issued, directly or indirectly, to it as well as to take up and pay for all of the Units not otherwise purchased pursuant to the Rights Offering. As a result of the exercise of its rights under the Commitment Agreement, on February 15, 2002, a total of 2,654,489,176 Common Shares were issued to a wholly-owned subsidiary of BCE.

Also pursuant to the Commitment Agreement, BCE agreed that, to the extent that immediately after giving *pro forma* effect to the Recapitalization Plan, BCE would beneficially own less than 51.0% of Common Shares on a fully-diluted basis, BCE would subscribe, on February 15, 2002, for that number of Common Shares necessary to ensure that BCE's beneficial ownership of BCI as at February 15, 2002 was not less than 51.0%. Ultimately, on February 15, 2002, BCE's ownership interest in BCI was not less than 51.0%, and this BCE obligation under the Commitment Agreement expired unexercised.

BCE Option

As part of the Recapitalization Plan, BCI granted the BCE Option to BCE, giving BCE the irrevocable right (but not the obligation) to subscribe, at any time and from time to time, at the then current market price, from December 7, 2001 to February 15, 2002, for that number of Common Shares sufficient to prevent BCE's ownership in BCI from falling below 51% on an issued and fully-diluted basis. The BCE Option expired unexercised on February 15, 2002.

Shareholder Dissent Rights

For the following reasons, and subject to Court supervision and approval, BCI does not intend to offer Shareholder dissent rights in connection with the Arrangement.

Neither an arrangement nor a liquidation under the CBCA automatically gives shareholders the right to dissent and be paid the fair value of their shares. Although the Arrangement is complicated by the Class Action, the need to resolve other contingent claims against BCI and the need for BCI to continue to manage and dispose of its remaining assets following the Telecom Américas Disposition, the fundamental purpose of the Arrangement is to eventually effect the fair and orderly liquidation and dissolution of BCI. In these circumstances, BCI believes that Shareholders should not be given dissent rights under section 192(4)(d) of the CBCA. If Shareholders had dissent rights, dissenting Shareholders would effectively obtain a special priority over all other Shareholders in the liquidation of BCI and the final distribution of its assets. BCI believes it is fair and just for all Shareholders to receive their proportionate share of any proceeds available for distribution following the resolution of all claims against BCI pursuant to the proposed Arrangement.

Regulatory Matters

Except as described in this Circular, the Corporation is not aware of any material approval or other action by any federal, provincial, state or foreign government or any administrative or regulatory agency that would be required to be obtained in connection with the proposed Arrangement, other than compliance with the applicable corporate and securities laws of Canada. See "— Interest of Certain Persons in the Arrangement and the Telecom Américas Disposition".

THE STATED CAPITAL RESOLUTION

In order to bring itself within technical CBCA requirements relating to the stated capital levels of a corporation applying for court approval of an arrangement, BCI is seeking Shareholder approval to pass the Stated Capital Resolution at the Special Meeting which, if approved, would reduce the stated capital of the currently outstanding Common Shares to $10 million and transfer the amount withdrawn from stated capital to the contributed surplus account of the Corporation. This is an adjustment to the books and records of the Corporation which in no way involves a transfer or payment of corporate assets. A further adjustment to stated capital may be made before any distributions are made to Shareholders pursuant to the Plan of Arrangement in order to avoid negative tax consequences to Shareholders. The full text of the Stated Capital Resolution is reproduced in Appendix B of the Circular.

The Board of Directors of the Corporation unanimously recommends that Shareholders vote in favour of the Stated Capital Resolution in order to enable the Plan of Arrangement to proceed. See "Deliberations and Recommendations — Deliberations and Recommendations of the Board of Directors".

The Stated Capital Resolution must be approved by two thirds of the votes cast by Shareholders, present or voting by proxy, at the Special Meeting. Each Shareholder will be entitled to one vote per Common Share held for the purposes of voting on the Stated Capital Resolution. See "The Arrangement — Shareholder Approval at the Special Meeting".

THE SHARE PURCHASE AGREEMENT

The following is a summary of the material terms of the Share Purchase Agreement.

Parties and Consideration

On May 31, 2002, BCI, BCII (a wholly-owned subsidiary through which BCI holds its investment in Telecom Américas) and América Móvil entered into the Share Purchase Agreement pursuant to which BCI agreed to indirectly sell all of its interest in Telecom Américas (10,353.94 common shares) to América Móvil for a total consideration of approximately US$366 million. In addition, as part of the transaction, BCI will be released from the Tess Notes Guarantee and the ATL Guarantee in an aggregate amount of approximately US$250 million.

Representations and Warranties

The Share Purchase Agreement contains certain customary representations and warranties of BCI, BCII and América Móvil relating to, among other things, their due incorporation or organization and their authority to enter into the Share Purchase Agreement and to consummate the transactions contemplated thereby. BCI and BCII have also represented and warranted to América Móvil that BCII owns 10,353.94 common shares of Telecom Américas and that on the Closing Date, BCII will deliver all such shares to América Móvil free and clear of any lien or encumbrance of any nature whatsoever.

Covenants

Pursuant to the Share Purchase Agreement, BCI and BCII have agreed to the following covenants:

(i) BCII has agreed to transfer all of the BVI V Shares currently held by BCII to the BCE Subsidiary, on or prior to the Closing Date, and to cause the adoption of amendments of the memorandum and articles of association of BVI V to reflect such transfer;

(ii) BCI and BCII have agreed that, during the five-year period commencing on the Closing Date, neither BCI, BCII nor any subsidiary thereof will engage, directly or indirectly, in the business of providing wireless or broadband telecommunications services in Brazil (other than in respect of Canbras) nor disclose or furnish to any other person the manner of conducting such business; and

(iii) during the period from the date of the Share Purchase Agreement to the Closing Date, BCI, BCII, their respective officers, directors, agents, representatives, advisors and employees, shall not, directly or indirectly, participate in any discussions or enter into or consummate any agreement or understanding providing for the acquisition of any portion of BCII's equity interest in Telecom Américas.

Conditions Precedent to Closing

In addition to closing conditions which are customary for a transaction in the nature of the Telecom Américas Disposition, including receipt of all required regulatory approvals, the Share Purchase Agreement provides that the obligations of América Móvil, BCI and BCII to consummate the transactions contemplated under that agreement and the other agreements relating to the Telecom Américas Disposition are subject to the satisfaction of the following conditions:

(i) approval by Shareholders of the Special Resolution at the Special Meeting;

(ii) approval by Noteholders of a supplemental indenture authorizing BCI to seek a Court order approving the Plan of Arrangement; and

(iii) the issuance of an order from the Court approving BCI's performance of its obligations under the Share Purchase Agreement.

INFORMATION RELATING TO BCI

Information Concerning the Securities of BCI

Description of Share Capital

The authorized share capital of the Corporation consists of an unlimited number of First Preferred Shares, issuable in series, an unlimited number of Second Preferred Shares, issuable in series, and an unlimited number of

Common Shares, all of which classes are without nominal or par value. As at June 6, 2002, there were no First Preferred Shares, no Second Preferred Shares and 4,797,313,658 Common Shares issued and outstanding.

The First Preferred Shares shall be issuable in series and the Board of Directors shall have the right, from time to time, to fix the number of shares in, and to determine the designation, rights, privileges, restrictions and conditions attaching to, the First Preferred Shares of each series subject to the limitations, if any, set out in the Articles of the Corporation. The First Preferred Shares shall rank prior to the Second Preferred Shares and the Common Shares with respect to the payment of dividends and in the event of the distribution or division of the assets of the Corporation upon the liquidation, dissolution or winding-up of the Corporation. The First Preferred Shares in each series shall rank equally with the First Preferred Shares of any other series. Unless the Articles of the Corporation otherwise provide with respect to any series of the First Preferred Shares, the holders of the First Preferred Shares shall not be entitled to receive any notice of or attend any meeting of shareholders of the Corporation and shall not be entitled to vote at any such meeting.

The Second Preferred Shares shall be subject and subordinate to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares. The Second Preferred Shares shall be issuable in series and the Board of Directors shall have the right, from time to time, to fix the number of, and determine the designation, rights, privileges, restrictions and conditions attaching to, the Second Preferred Shares of each series subject to the limitations, if any, set out in the Articles of the Corporation. The Second Preferred Shares shall rank after the First Preferred Shares but prior to the Common Shares with respect to the payment of dividends and in the event of the distribution or division of the assets of the Corporation upon the liquidation, dissolution or winding-up of the Corporation. The Second Preferred Shares in each series shall rank equally with the Second Preferred Shares of any other series. Unless the Articles of the Corporation otherwise provide with respect to any series of the Second Preferred Shares, the holders of the Second Preferred Shares shall not be entitled to receive any notice of or attend any meeting of shareholders of the Corporation and shall not be entitled to vote at any such meeting.

The Common Shares shall entitle the holders thereof to one vote per share at all meetings of Shareholders, except meetings at which only holders of another specified class or series of shares are entitled to vote. There are no limitations under Canadian corporate law or the articles or by-laws of the Corporation on the right of owners of Common Shares who are not residents of Canada to hold or vote their shares. The holders of Common Shares shall have the right, subject to the rights, privileges, restrictions and conditions attaching to any series of the First Preferred Shares and any series of the Second Preferred Shares of the Corporation, to receive any dividend declared by the Corporation and the remaining property of the Corporation upon a dissolution.

Price Range and Trading Volume of Common Shares

The Common Shares are listed on the TSX and NASDAQ. On May 17, 2002, NASDAQ staff determined that BCI did not meet the minimum bid price requirements for continued listing on NASDAQ. BCI has requested a hearing before a NASDAQ listing qualifications panel, which has been scheduled to take place on June 28, 2002, to review the staff determination. The delisting of the Common Shares has been stayed pending the decision of the panel. See ''The Arrangement — Stock Exchange Listings and Status as a Reporting Issuer''.

The following table sets forth the closing market price range for the Common Shares and the volume of trading of such shares for the periods indicated.

	The Toronto Stock Exchange			NASDAQ		
	Price Range $		Aggregate Trading Volume	Price Range (US$)		Aggregate Trading Volume
	High	Low		High	Low	
2001						
First quarter	31.25	19.48	5,144,944	20.50	12.50	743,000
Second quarter	21.99	16.40	3,722,458	14.23	10.71	585,900
Third quarter	16.07	4.84	6,954,628	11.18	3.04	510,500
Fourth quarter	5.58	0.78	76,352,966	3.48	0.50	3,996,800
2002						
First quarter	1.20	0.095	690,198,800	0.75	0.046	64,145,400
April	0.115	0.075	174,258,173	0.075	0.046	102,504,400
May	0.08	0.025	357,187,633	0.045	0.013	192,415,400

On May 31, 2002, the last full trading day before the public announcement by BCI of the Telecom Américas Disposition and the proposed Arrangement, the closing prices of the Common Shares were $0.025 per share on the TSX and US$0.017 per share on NASDAQ. On June 6, 2002, the last full trading day before the Record Date, the closing prices of the Common Shares were $0.010 per share on the TSX and US$0.005 per share on NASDAQ.

Documents Incorporated by Reference

The following documents, filed with the various securities commissions or similar authorities in each of the provinces of Canada, are specifically incorporated by reference in and form an integral part of the Circular:

(a) the audited consolidated financial statements of BCI for the years ended December 31, 2001 and 2000, together with the auditors' report thereon included in the Annual Report of BCI for the year ended December 31, 2001;

(b) the Management's Discussion and Analysis of Financial Condition and Results of Operations included in the Annual Report of BCI for the year ended December 31, 2001;

(c) the unaudited consolidated financial statements of BCI for the three months ended March 31, 2002 (including the Management's Discussion and Analysis relating thereto).

Committees of the Board of Directors

There are two committees of the Board of Directors: the Audit Committee and the Corporate Governance Committee.

The Audit Committee is currently composed of four unrelated directors, consisting of Donna S. Kaufman, Michel Plessis-Bélair, C. Wesley M. Scott and H. Brian Thompson, who is the Chairman of this committee.

The Corporate Governance Committee is also currently composed of three unrelated directors, consisting of John C. Crosbie, P.C., O.C., Q.C., Siim Vanaselja and John A. (Ian) Craig, who is the Chairman of this committee.

The Corporation does not have an executive committee of the Board of Directors.

CERTAIN INCOME TAX CONSIDERATIONS

Canadian Federal Income Tax Considerations

In the opinion of Ogilvy Renault, Canadian counsel to BCI, the following summary describes, as at the date hereof, the principal Canadian federal income tax consequences of the Arrangement generally applicable to Shareholders who, for purposes of the ITA and at all relevant times, hold Common Shares as capital property, deal at arm's length with BCI and are not affiliated with BCI. This summary does not apply to "financial institutions" within the meaning of section 142.2 of the ITA which may be subject to the "mark-to-market" rules.

This summary is based upon the provisions of the ITA thereunder in force as at the date hereof, specific proposals to amend the ITA thereunder that have been publicly announced by the Minister of Finance of Canada prior to the date hereof and counsel's understanding of the current administrative policies of the Canada Customs and Revenue Agency (the "**Agency**"). Except as otherwise indicated, this summary does not take into account or anticipate any changes in the applicable law, nor does it take into account provincial, territorial or foreign tax laws or considerations, which might differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be legal or tax advice to any Shareholder. This summary is not exhaustive of all possible income tax considerations under the ITA that may affect a Shareholder. Consequently, Shareholders should consult their own tax advisors about the implications of the contemplated Arrangement in light of their particular circumstances.

Residents of Canada

The following summary is applicable to Shareholders who, for the purposes of the ITA, and at all relevant times, are residents of Canada (a "**Resident Shareholder**").

Share Consolidation

Subject to the comments below in the following two paragraphs, the Share Consolidation should not be considered a disposition of the Common Shares under the ITA. The adjusted cost base of each post-consolidation share held by a Resident Shareholder immediately after the First Consolidation should be equal to the aggregate adjusted cost base of all pre-consolidation shares held by such Resident Shareholder immediately prior to the First Consolidation divided by the number of post-consolidation shares held by such Resident Shareholder immediately after First Share Consolidation. The adjusted cost base of each post-consolidation share held by a Resident Shareholder immediately after the Second Consolidation should be equal to the aggregate adjusted cost base of all pre-consolidation shares held by such Resident Shareholder immediately prior to the Second Consolidation divided by the number of post-consolidation shares held by such Resident Shareholder immediately after the Second Consolidation.

However, to the extent that a Resident Shareholder receives a cash payment in lieu of a fractional share as a result of the Share Consolidation, such Resident Shareholder will be considered to have disposed of the pre-consolidation shares for which such Resident Shareholder will be receiving the cash payment in lieu of a fractional share and, subject to the comments below in the next paragraph, will be subject to the tax treatment discussed below under paragraphs 2 to 5 under the heading "Distributions to Resident Shareholders" with respect to such pre-consolidation shares.

It should be noted that although the Agency does not have a published policy at this time as regards the tax treatment of a cash payment received in lieu of a fractional share in the context of a share consolidation, the Agency has, under other circumstances, stated that the receipt by a shareholder of a cash payment in lieu of a fractional share will not automatically consist of a disposition of the shares held by such shareholder: in such circumstances, the Agency allows a shareholder who receives cash not exceeding $200 in lieu of a fractional share to recognize a capital gain or capital loss on the disposition of the fractional share in the taxation year in which the cash payment was received in lieu of the fractional share or, alternatively, to reduce the adjusted cost base of the shares received by such shareholder by the cash amount. No assurance can be given that the Agency will adopt this approach in respect of the Share Consolidation.

Reduction of Stated Capital

The reduction of the Stated Capital of the Common Shares will not itself be a taxable event under the ITA. However, such reduction may have an impact on the treatment of distributions that Resident Shareholders may receive from BCI (unless the Stated Capital is subsequently increased by a corresponding amount). See ''Distributions to Resident Shareholders'' below.

Distributions to Resident Shareholders

Below is a summary of the principal Canadian federal income tax consequences of the winding-up process of BCI's business and ultimately, its existence pursuant to the Arrangement. It should be noted that the existence of BCI will continue upon an authorization by the Shareholders of the Arrangement by virtue of approving the Arrangement Resolution such that there will be a time gap between the realization of the steps outlined in the Arrangement and the resulting final distribution to the Shareholders, as well as the formal dissolution of BCI (the **''Timing Differences''**). Under the ITA, the term ''winding-up'' refers to both the winding-up of a corporation's business and the winding-up of the corporation itself and therefore is interpreted as meaning that period during which the winding-up takes place (the **''Winding-Up Process''**). The Agency considers that a corporation has commenced the Winding-Up Process where, among others, it has followed the procedures for winding-up and dissolution provided by the appropriate governing legislation. This will be the case in the event the Shareholders authorize the arrangement by virtue of approving the Arrangement Resolution. The Agency also considers that there is a disposition of the shares of a corporation where such shares are cancelled by virtue of the issuance of a certificate of dissolution by the applicable government authority or, when the formal dissolution has not occurred, for instance, upon a completed distribution of ''all or substantially all'' of the corporation's property to its shareholders. It is the Agency's general position that ''all or substantially all'' of a corporation's property has been distributed to its shareholders if 90 per cent of its property has been so distributed.

The amount or value of the funds or property distributed to a Resident Shareholder during the Winding-Up Process of BCI in excess of the paid-up capital of the Common Shares held by such Resident Shareholder will be deemed to be a taxable dividend (**''Dividend''**). BCI does not anticipate this will be the case.

In the unlikely event it is the case, such Dividend received by an individual Resident Shareholder during the Winding-Up Process of BCI will be included in the individual's income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations.

Dividends received by a corporate Resident Shareholder during the Winding-Up Process of BCI will be deductible in computing such corporate Resident Shareholder's taxable income under Part I of the ITA. However, although Part I tax may not be exigible on such Dividends, the ITA will generally impose a 33⅓ per cent refundable Part IV tax on such Dividends received by a corporation that was at any time in the taxation year in which such Dividends were received a ''private corporation'' as defined in the ITA, or a corporation resident in Canada that is controlled, by or for the benefit of an individual or a related group of individuals.

Pursuant to the ITA, Resident Shareholders will also be considered to have disposed of their Common Shares during the Winding-Up Process of BCI for proceeds equal to the fair market value of the funds or property distributed to them. The proceeds of disposition for such Common Shares will include any amount received by the Resident Shareholders. However, if a Resident Shareholder receives a Dividend as discussed above during the Winding-Up Process of BCI, the proceeds of disposition of the Common Shares will be reduced by an amount equivalent to such Dividend. As a result, such deemed disposition of the Common Shares will give rise to a capital gain (capital loss) equal to the amount by which the proceeds of disposition, net of reasonable costs of disposition, exceed (are exceeded by) the adjusted cost base of such Common Shares to the Resident Shareholder. Generally, one-half of a capital gain must be included in income as a taxable capital gain and one-half of a capital loss is an allowable capital loss. An allowable capital loss for a year normally may be deducted by the Resident Shareholder in computing income to the extent of any taxable capital gains for the year. Any allowable capital loss not deductible in the year may be deducted against taxable capital gains in computing taxable income for any of the three preceding years or any subsequent year (in accordance with the rules contained in the ITA). Capital gains realized by an individual will be relevant in computing possible liability under the alternative minimum tax.

It should be noted that in light of the potential Timing Differences indicated above, Resident Shareholders may be deemed to receive a Dividend at a particular moment in time during the Winding-Up Process of BCI, yet be considered to have disposed of their Common Shares at a different particular moment in time during the Winding-Up Process of BCI. Likewise, in the event there are multiple distributions made by BCI to Resident Shareholders during the Winding-Up Process of BCI, Resident Shareholders may be deemed to receive a Dividend in respect of each such distribution, yet be considered to have disposed of their Common Shares only subsequent to a distribution by BCI of 90 per cent of BCI's property.

Non-Residents of Canada

The following summary is applicable to Shareholders who, for the purposes of the ITA and any applicable tax treaty, and at all relevant times, are not residents of Canada (a **"Non-Resident Shareholder"**).

Share Consolidation

Subject to the comments below in the following two paragraphs, the Share Consolidation should not be considered a disposition of the Common Shares under the ITA. The adjusted cost base of each post-consolidation share held by a Non-Resident Shareholder immediately after the First Consolidation should be equal to the aggregate adjusted cost base of all pre-consolidation shares held by such Non-Resident Shareholder immediately prior to the First Consolidation divided by the number of post-consolidation shares held by such Non-Resident Shareholder immediately after the First Share Consolidation. The adjusted cost base of each post-consolidation share held by a Non-Resident Shareholder immediately after the Second Consolidation should be equal to the aggregate adjusted cost base of all pre-consolidation shares held by such Non-Resident Shareholder immediately prior to the Second Consolidation divided by the number of post-consolidation shares held by such Non-Resident Shareholder immediately after the Second Consolidation.

However, to the extent that a Non-Resident Shareholder receives a cash payment in lieu of a fractional share as a result of the Share Consolidation, such Non-Resident Shareholder will be considered to have disposed of the pre-consolidation shares for which such Non-Resident Shareholder will be receiving the cash payment in lieu of a fractional share and, subject to the comments below in the next paragraph, will be subject to the tax treatment discussed below under paragraphs 2 to 5 under the heading "Distributions to Non-Resident Shareholders" with respect to such pre-consolidation shares.

It should be noted that although the Agency does not have a published policy at this time as regards the tax treatment of a cash payment received in lieu of a fractional share in the context of a share consolidation, the Agency has, under other circumstances, stated that the receipt by a shareholder of a cash payment in lieu of a fractional share will not automatically consist of a disposition of the shares held by such shareholder: in such circumstances, the Agency allows a shareholder who receives cash not exceeding $200 in lieu of a fractional share to recognize a capital gain or capital loss on the disposition of the fractional share in the taxation year in which the cash payment was received in lieu of the fractional share or, alternatively, to reduce the adjusted cost base of the shares received by such shareholder by the cash amount. No assurance can be given that the Agency will adopt this approach in respect of the Share Consolidation.

Reduction of Stated Capital

The tax consequences of the Reduction of Stated Capital under the ITA to Non-Resident Shareholders will be the same as for Resident Shareholders.

Distributions to Non-Resident Shareholders

The summary of the principal Canadian federal income tax consequences arising during the Winding-Up Process of BCI discussed above in the first paragraph under the heading "Distributions to Resident Shareholder" also applies to Non-Resident Shareholders.

The amount or value of the funds or property distributed to a Non-Resident Shareholder during the Winding-Up Process of BCI in excess of the paid-up capital of the Common Shares held by such Non-Resident Shareholder will be deemed to be a taxable dividend (**"Dividend"**). BCI does not anticipate this will be the case.

In the unlikely event it is the case, a Non-Resident Shareholder, whether an individual or corporation, who receives a Dividend will, pursuant to Part XIII of the ITA, be subject to a Canadian withholding tax at a rate of 25 per cent. The 25 per cent Canadian withholding tax rate may be reduced if the recipient of the Dividend is resident in a country with which Canada has a bilateral tax convention.

Pursuant to the ITA, Non-Resident Shareholders will also be considered to have disposed of their Common Shares during the Winding-Up Process of BCI for proceeds equal to the fair market value of the funds or property distributed to them. However, a Non-Resident Shareholder that holds Common Shares that do not constitute "taxable Canadian property" within the meaning of the ITA will not be subject to Canadian tax upon such deemed disposition. The Common Shares held by a Non-Resident Shareholder will not constitute "taxable Canadian property" to such Non-Resident Shareholder at a particular time provided that such Common Shares are listed on a prescribed stock exchange at the time of the deemed disposition and provided that at no time during the five year period immediately preceding the deemed disposition did the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder does not deal at arm's length or such Non-Resident Shareholder together with such persons, own or have an interest or an option in respect of 25 per cent or more of the issued shares of any class or series in the capital of BCI.

Even in the event that the Common Shares constitute ''taxable Canadian property'' to a particular Non-Resident Shareholder on the deemed disposition thereof during the Winding-Up Process of BCI, any resulting capital gain may be exempt from Canadian tax if the recipient of the proceeds is resident in a country with which Canada has a bilateral tax convention.

It should be noted that in light of the potential Timing Differences indicated above, Non-Resident Shareholders may be deemed to receive a Dividend at a particular moment in time during the Winding-Up Process of BCI, yet be considered to have disposed of their Common Shares at a different particular moment in time during the Winding-Up Process of BCI. Likewise, in the event there are multiple distributions made by BCI to Non-Resident Shareholders during the Winding-Up Process of BCI, Non-Resident Shareholders may be deemed to receive a Dividend in respect of each such distribution, yet be considered to have disposed of their Common Shares only subsequent to a distribution by BCI of 90 per cent of BCI's property.

United States Federal Income Tax Considerations

In the opinion of Shearman & Sterling, United States counsel to BCI, the following summary describes the principal United States federal income tax consequences of the Arrangement generally applicable to Shareholders who hold Common Shares as capital assets for United States federal income tax purposes. This summary does not apply to a Shareholder that is a member of special class of holders subject to special rules, including:

- a bank;
- a dealer in securities or currencies;
- a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings;
- a tax-exempt organization;
- a life insurance company;
- a person liable for alternative minimum tax;
- a person that actually or constructively owns 10% or more of the Common Shares;
- a person that holds Common Shares as part of a straddle or hedging or conversion transaction; or
- a person whose functional currency is not the U.S. dollar.

This summary is based on the Internal Revenue Code of 1986, as amended (the **"Code"**), its legislative history, existing and proposed regulations, published rulings by the Internal Revenues Service (the **"IRS"**) and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

A Shareholder is a U.S. Holder if such Shareholder is a beneficial owner of Common Shares and is:

- a citizen or resident of the United States;
- a corporation, partnership, or other entity organized under the laws of the United States or any state thereof;
- an estate whose income is subject to United States federal income tax regardless of its source; or
- a trust (a) if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust or (b) that has elected to be treated as a United States person under applicable Treasury regulations.

You should consult your own tax advisor regarding the United States federal, state and local and other tax consequences of the Arrangement.

Consequences to U.S. Holders

Share Consolidation

The first Share Consolidation will not be a taxable event for a U.S. Holder who does not receive cash in lieu of fractional shares. The adjusted basis of each post-consolidated share held by such U.S. Holder immediately after the first Share Consolidation will be equal to the aggregate adjusted basis of all pre-consolidation shares held by such U.S. Holder immediately prior to the first Share Consolidation divided by the number of post-consolidation shares held by such U.S. Holder immediately after the first Share Consolidation. However, a U.S. Holder will recognize capital gain or loss upon receipt of cash in lieu of fractional shares. The gain or loss will be the difference between the amount of cash received by the U.S. Holder in lieu of fractional share and the portion of the U.S. Holder's basis in the Common Shares that is allocable to the fractional share. Capital gain of a non-corporate U.S. Holder is generally taxed at a maximum rate of 20% if the Common Shares have been held by such U.S. Holder for more than one year. The deductibility of capital losses is subject to limitations. The gain or loss realized by a U.S. Holder generally will be treated as U.S.-source income for U.S. foreign tax credit purposes.

The tax consequences of the second Share Consolidation for a U.S. Holder, including the consequences of the receipt of cash in lieu of fractional shares, will be the same as those of the first Share Consolidation, except that the adjusted basis of each post-consolidated share held by a U.S. Holder immediately after the second Share Consolidation will be equal to the aggregate adjusted basis of all pre-consolidation shares held by such U.S. Holder immediately prior to the second Share Consolidation divided by the number of post-consolidation shares held by such U.S. Holder immediately after the second Share Consolidation.

Reduction of Stated Capital

The reduction of the stated capital of the Common Shares will not be a taxable event.

Distribution to U.S. Holders

Distribution of funds or property received by a U.S. Holder in a complete liquidation of BCI (a "**Liquidating Distribution**") will be treated as in full payment in exchange for the Common Shares of the U.S. Holder. A U.S. Holder will recognize gain or loss equal to the difference between the U.S. dollar value of the amount of distribution received by the U.S. Holder and such U.S. Holder's adjusted basis in the Common Shares, determined in U.S. dollars. Capital gain of a non-corporate U.S. Holder is generally taxed at a maximum rate of 20% if the Common Shares have been held by such U.S. Holder for more than one year. The deductibility of capital losses is subject to limitations. The gain or loss realized by a U.S. Holder generally will be treated as U.S.-source income for U.S. foreign tax credit purposes.

Because, as discussed above, any gain or loss on the Liquidating Distribution generally will be treated as U.S.-source income for U.S. foreign tax credit purposes, if any Canadian withholding tax were imposed on the Liquidating Distribution, a U.S. Holder would not be able to claim a foreign tax credit for such Canadian withholding tax unless the U.S. Holder had sufficient other foreign-source income. The rules relating to foreign tax credits are extremely complex and the availability of a foreign tax credit depends on numerous factors. A U.S. Holder should consult his or her own tax advisors concerning the application of the U.S. foreign tax credit rules to such U.S. Holder's particular situation.

Backup Withholding Tax

Information reporting requirements will apply to U.S. Holders other than certain exempt recipients (such as corporations) with respect to proceeds of Liquidating Distribution that are paid in the United States. Furthermore, a 30% (to be reduced to 29% for years 2004 and 2005, and 28% for 2006 and thereafter) backup withholding tax may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its U.S. federal income tax returns or otherwise fails to comply with or establish an exemption from such backup withholding tax. The amount of backup withholding imposed on a payment to a U.S. Holder may be refunded by the IRS or allowed as a credit against the U.S. federal income tax of the U.S. Holder provided that the required information is properly furnished to the IRS.

ACCEPTANCE OF THE TRANSACTION

The Corporation has no knowledge of whether any Shareholder will vote in favour of the Arrangement Resolution, other than BCE, which announced on June 3, 2002 that it intends to vote all Common Shares held by BCE, and cause 3499201 Canada Inc., a wholly-owned subsidiary of BCE, to vote all Common Shares held by 3499201 Canada Inc. in favour of the Arrangement Resolution at the Special Meeting. BCE beneficially owns, directly or indirectly through 3499201 Canada Inc., 2,983,954,743 Common Shares, representing 62.2% of all such shares outstanding.

LEGAL MATTERS

Ogilvy Renault, Canadian counsel to BCI, and Shearman & Sterling, U.S. counsel to BCI, have advised BCI with respect to certain legal matters in the Circular and will pass on certain tax considerations in connection with the proposed Arrangement on behalf of BCI. As at the Record Date, the partners and associates of Ogilvy Renault and Shearman & Sterling owned beneficially, directly or indirectly, less than 1% of the outstanding Common Shares.

ADDITIONAL INFORMATION

The following documents are available to any person upon request from the Vice-President, Law and Corporate Secretary of BCI, at 1000 de La Gauchetière Street West, Suite 1200, Montréal, Québec H3B 4Y8, or on the SEDAR website at www.sedar.com:

(i) one copy of BCI's latest Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference therein, from the date of its filing with the securities commissions or similar authorities in Canada;

(ii) one copy of the comparative financial statements of BCI for its most recently completed financial year together with the accompanying report of the auditors thereon, both contained in BCI's 2001 Annual Report, and one copy of any interim financial statements of BCI subsequent to the financial statements for its most recently completed financial year; and

(iii) one copy of the Notice of 2002 Annual Meeting and Management Proxy Circular, which includes disclosure regarding executive compensation and indebtedness of directors, executive officers and senior officers.

OTHER BUSINESS

Management of the Corporation knows of no amendment or changes to the matters referred to in the Notice of Special Meeting, nor of any matters to be discussed other than those referred to in the Notice of Special Meeting. However, if such amendments, changes or other matters should come before the Special Meeting, the enclosed form of proxy gives authority to the persons named therein to vote on these matters as they may deem advisable.

I, the undersigned, Vice-President, Law and Corporate Secretary of Bell Canada International Inc., hereby certify that the contents of this Circular and the sending of this Circular to each Shareholder entitled to receive notice of the Special Meeting, to each director, to the auditors of the Corporation and to the appropriate governmental agencies were approved by the Board of Directors of the Corporation at a meeting held on May 28, 2002.

Mark Hounsell
Vice-President, Law and Corporate Secretary

Certified at Montréal,
this 10th day of June, 2002

CONSENT OF SALOMON SMITH BARNEY INC.

TO: The Board of Directors of Bell Canada International Inc.

We consent to the inclusion of our Fairness Opinion and Valuation Opinion, each dated May 31, 2002, in the Management Proxy Circular of Bell Canada International Inc. dated June 10, 2002 prepared in connection with the Special Meeting of Shareholders, and to the references to the Fairness Opinion and the Valuation Opinion in such Management Proxy Circular.

(Signed) SALOMON SMITH BARNEY INC.

Montreal, Quebec
June 10, 2002

APPENDIX A

ARRANGEMENT RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION OF SHAREHOLDERS:

1. **THAT** the arrangement pursuant to section 192 of the *Canada Business Corporations Act* (the "**CBCA**"), involving Bell Canada International Inc. (the "**Corporation**") (the "**Arrangement**"), all as more particularly set forth in the plan of arrangement (the "**Plan of Arrangement**") attached as Schedule I hereto, is hereby authorized and approved;

2. **THAT** notwithstanding the approval of this Special Resolution or the approval of the Supreme Court of Ontario of the Arrangement, the board of directors of the Corporation is hereby authorized in its sole discretion, without further notice to or approval of the shareholders of the Corporation, to amend the Plan of Arrangement to the extent permitted thereby and to not proceed with the Arrangement at any time prior to the Arrangement becoming effective;

3. **THAT** any one director or officer of the Corporation is authorized to sign Articles of Arrangement on behalf of the Corporation and file such Articles of Arrangement with the Director under the CBCA in accordance with the terms of the Plan of Arrangement; and

4. **THAT** any officer or director of the Corporation be and each is hereby authorized to execute and deliver all agreements, documents, instruments and writings, in the name and on behalf of the Corporation, under its corporate seal or otherwise, to pay all such expenses and to take all such other actions as in his/her judgment are necessary or desirable in order to fully carry out the intent and accomplish the purpose of this Special Resolution upon such terms and conditions as may be approved from time to time by the Chairman and Chief Executive Officer of the Corporation, such approval to be conclusively evidenced by the signing of such agreements, documents, instruments and writings by such officer or director.

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SCHEDULE I TO APPENDIX A

PLAN OF ARRANGEMENT

under the

Canada Business Corporations Act

proposed by

BELL CANADA INTERNATIONAL INC.

July 12, 2002

ARTICLE I

INTERPRETATION

1.1 Definitions

Unless the context otherwise requires, the following terms shall have the meanings set forth below when used in this Plan of Arrangement.

"**AIG**" means, collectively, American International Group, Inc. and certain of its affiliates;

"**AIG Put Option**" means the put right which AIG is entitled to exercise under the terms of the AIG Put Option Agreement;

"**AIG Put Option Agreement**" means the agreement entered into between BCI and AIG dated as of December 10, 1998 pursuant to which BCI agreed to acquire from AIG, upon the exercise of the AIG Put Option, certain of the shares of the BCI-Comcel Subsidiary;

"**América Móvil**" means América Móvil, S.A. de C.V.;

"**Approval Order**" means the order of the Court approving the Plan, and includes orders approving and giving effect to the successive steps of the Plan pursuant to individual plans of arrangement;

"**Arrangement**" means the arrangement proposed by the Corporation under section 192 of the CBCA pursuant to which the Corporation will seek Court approval in connection with the matters described in this Plan;

"**Arrangement Resolution**" means the special resolution of Shareholders authorizing the Corporation to apply to the Court for approval of the Plan;

"**Articles of Arrangement**" means the articles of arrangement of the Corporation in respect of the Arrangement that are required by the CBCA to be sent to the Director after each Approval Order is made;

"**BCI-Comcel Subsidiary**" means the indirect investment holding subsidiary of the Corporation through which the Corporation held its interest in Comcel at the time the AIG Put Option Agreement was entered into;

"**CBCA**" means the *Canada Business Corporations Act*;

"**Circulars**" means the management proxy circulars, including all appendices thereto, to be sent to Shareholders in connection with the Special Meeting and to High Yield Noteholders in connection with the Noteholders' Meeting respectively;

"**Claim**" means any right of any person against the Corporation in connection with any indebtedness, liability or obligation of the Corporation which are in existence at the Valuation Date or based in whole or in part on facts which exist before or at the Valuation Date and any interest that may be accrued thereon, whether or not reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, unsecured, present, future, known, unknown, by guarantee, surety, contribution, indemnity or otherwise and whether or not such a right is executory in nature;

"**Claims Process**" means the process to be established by the Court for identifying, establishing, valuing, adjudicating and otherwise resolving Claims;

"**Closing**" means the closing of the Telecom Américas Disposition under the Share Purchase Agreement, which is anticipated to close no later than August 9, 2002;

"**Common Shares**" means the common shares of the Corporation;

"**Corporation**" means Bell Canada International Inc.;

"**Court**" means Ontario Superior Court of Justice;

"**Director**" means the Director appointed pursuant to section 260 of the CBCA;

"**First Consolidation**" means (i) if Common Shares are issued to AIG pursuant to the exercise of the AIG Put Option and to the holders of secondary warrants pursuant to the exercise of such warrants after the date of the Special Meeting, the consolidation of the 4,797,313,658 currently outstanding Common Shares to 40 million Common Shares, on the basis of one post-consolidation share for approximately 120 pre-consolidation shares, or (ii) if Common Shares are issued to AIG pursuant to the exercise of the AIG Put Option and to holders of secondary warrants pursuant to the automatic exercise of such warrants on or before the date of the Special Meeting, the consolidation of the Corporation's then-outstanding Common Shares on the basis of a consolidation ratio that would result in the Corporation having 40 million outstanding Common Shares after giving effect to such consolidation;

"High Yield Notes" means the $160 million aggregate principal amount of the 11% senior unsecured notes due 2004 issued by the Corporation pursuant to a prospectus dated September 21, 1999;

"Monitor" means Ernst & Young Inc. in its capacity as court-appointed monitor to assist the Corporation as provided for in this Plan;

"Noteholders" means holders of High Yield Notes;

"Noteholders' Meeting" means the meeting of the High Yield Noteholders held on July 12, 2002 at 9:00 a.m., including any adjournments and postponements thereof;

"Plan" means this Plan of Arrangement proposed by the Corporation pursuant to s. 192 of the CBCA, as amended from time to time. The Plan will be implemented pursuant to individual plans of arrangement authorizing the successive steps of the Plan as approved by Approval Orders;

"Second Consolidation" means, if applicable, the share consolidation that the Corporation would implement if Common Shares are issued to AIG, pursuant to the exercise of the AIG Put Option and to holders of secondary warrants pursuant to the automatic exercise of such warrants after the date of the Special Meeting, on the basis of a consolidation ratio that would result in the Corporation having 40 million outstanding Common Shares after giving effect to the Second Consolidation;

"Share Consolidation" means the First Consolidation and, if applicable, the Second Consolidation;

"Shareholder" means a holder of Common Shares of the Corporation;

"Special Meeting" means the special meeting of Shareholders to be held on July 12, 2002 at 2:00 p.m., including any adjournments and postponements thereof;

"Telecom Américas" means Telecom Américas Ltd.;

"Transfer Agent" means Computershare Trust Company of Canada or any successor thereof, transfer agent for the common shares of the Corporation;

"TSX" means The Toronto Stock Exchange; and

"Valuation Date" means the date determined by the Court, upon the recommendation of the Corporation developed with the assistance of the Monitor, as the date in respect of which Claims are to be determined.

1.2 Construction

In this Plan, unless otherwise expressly stated or the context otherwise requires:

(a) references to "herein", "hereby", "hereunder", "hereof" and similar expressions are references to this Plan and not to any particular section, subsection, clause or Schedule;

(b) references to an "Article", "section", "subsection", "clause" or "Schedule" are references to an Article, section, subsection, clause or Schedule of or to this Plan;

(c) words importing the singular shall include the plural and *vice versa*, words importing gender shall include the masculine, feminine and neuter genders, and references to a "person" or "persons" shall include individuals, corporations, partnerships, associations, bodies politic and other entities, all as may be applicable in this context;

(d) the use of headings is for convenience of reference only and shall not affect the construction or interpretation hereof;

(e) the word "including", when following any general term or statement, is not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as referring to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement; and

(f) a reference to a statute or a code includes every regulation made pursuant thereto, all amendments to the statute or code or to any such regulation in force from time to time, and any statute, code or regulation which supplements or supersedes such statute, code or any such regulation.

1.3 **Currency**

All references to currency herein are to lawful money of Canada unless otherwise specified.

ARTICLE II

BACKGROUND

2.1 **Statutory Authority**

The Plan is made pursuant to section 192 of the CBCA.

2.2 **Background**

The circumstances and events leading up to the Plan have been summarized in the Circulars.

ARTICLE III

PURPOSE OF THE PLAN

3.1 **Purpose**

The purpose of the Plan is to permit the Corporation to:

(a) dispose of its indirect equity interest in Telecom Américas, a telecommunications business in Brazil;

(b) consolidate common shares of the Corporation to allow efficient trading in such shares and to provide liquidity to Shareholders;

(c) continue to operate its remaining businesses for purposes of disposing of its indirect assets in an orderly manner and ultimately liquidating and dissolving the Corporation; and

(d) implement a court-supervised Claims Process which maximizes stakeholder recovery in an orderly, efficient and fair manner.

ARTICLE IV

THE ARRANGEMENT

4.1 **Arrangement**

Pursuant to the terms and conditions of the Plan, the following Arrangement will be implemented:

(a) the performance by the Corporation of all of its obligations pursuant to the Share Purchase Agreement;

(b) the consolidation of the Corporation's currently outstanding common shares on the basis of a consolidation ratio that would result in the Corporation having 40 million outstanding Common Shares after giving effect to such share consolidation, whether AIG exercises the AIG Put Option before or after the date of the Special Meeting, or not at all. Based on the 4,797,313,658 currently outstanding Common Shares, the consolidation ratio would be approximately one to 120;

(c) the appointment of Ernst & Young Inc. as the Monitor to perform the mandate set out in this Plan and as ordered by the Court;

(d) with the assistance of the Monitor and under the supervision of the Court, the continued operation of business and management of remaining assets by the Corporation for purposes of disposing of such assets in an orderly manner;

(e) the Corporation's development, with the assistance of the Monitor, of recommendations to the Court with respect to the identification of Claims against the Corporation and the process for determining and, where necessary, adjudicating such Claims;

(f) following disposition of all the indirect businesses of the Corporation and the determination of all Claims against the Corporation, the liquidation of the Corporation and the final distribution to the Corporation's creditors and Shareholders with the assistance of the Monitor and the approval of the Court;

(g) following the liquidation of BCI and the final distribution to the Corporation's creditors and Shareholders, the dissolution of the Corporation and the filing then of Articles of Dissolution with the Director; and

(h) the seeking of Approval Orders for the implementation of successive steps of the Plan. As and when necessary, the Corporation will file individual plans and Articles of Arrangement with the Director under the CBCA in order to give effect to the successive steps involved in implementing the Plan. The Corporation also will file with the Director under the CBCA any other articles of the Corporation which may be required to give effect to the Plan. No such seeking of Approval Orders or filing of individual plans or Articles of Arrangement or of any other articles will require Shareholder approval in addition to that provided by the adoption of the Arrangement Resolution at the Special Meeting.

4.2 The Share Consolidation

The Share Consolidation will consist of the First Consolidation and, if applicable, the Second Consolidation, as follows:

(a) *First Consolidation.* Provided that the AIG Put Option is not exercised by AIG on or before the date of the Special Meeting, the First Consolidation will be made on the basis of one post-consolidation share for approximately 120 pre-consolidation shares such that, giving effect to the First Consolidation, the 4,797,313,658 currently outstanding Common Shares will be consolidated to 40 million Common Shares. If, on the other hand, AIG exercises the AIG Put Option on or before the date of the Special Meeting, resulting in the issuance of Common Shares (i) to AIG in satisfaction of the Corporation's obligations to AIG under the terms of the AIG Put Option Agreement and (ii) to holders of secondary warrants of BCI upon the automatic exercise of such warrants, the First Consolidation will be made on the basis of a consolidation ratio that would result in the Corporation having 40 million outstanding Common Shares after giving effect to such consolidation. If approved by Shareholders, the First Consolidation will take effect immediately following Court approval of the Plan and the filing by the Corporation of Articles of Arrangement, and the Common Shares will start trading on a consolidated basis on the TSX approximately three business days thereafter.

(b) *Second Consolidation.* In addition, the Corporation is also seeking Shareholder approval of the Second Consolidation which the Corporation would implement in addition to the First Consolidation if, and only if, AIG exercises the AIG Put Option after the date of the Special Meeting but before the close of business on December 11, 2002. The Second Consolidation would take effect within seven business days of the closing date relating to the issuance of Common Shares to AIG following the exercise by AIG of the AIG Put Option and the issuance of Common Shares to holders of secondary warrants of the Corporation upon the automatic exercise of such secondary warrants. Following delivery by AIG of a put notice under the AIG Put Option Agreement, the Corporation would issue a press release describing the material details of the Second Consolidation, including the consolidation ratio that would be used in order to result in 40 million Common Shares issued and outstanding on a post-consolidation basis. The Second Consolidation would not be required if either (i) AIG does not exercise the AIG Put Option on or before the close of business on December 11, 2002, in which case the AIG Put Option would expire in accordance with its terms, or (ii) AIG sells the shares it owns in the BCI-Comcel Subsidiary to a third party, in which case the AIG Put Option would automatically terminate as would the secondary warrants.

(c) *Fractional Shares.* No fractional Common Shares will be issued by the Corporation pursuant to the Share Consolidation. Each Shareholder who would be entitled to a fractional share on a post-consolidation basis will instead receive a cash payment. As soon as practicable after the granting of the respective Approval Orders approving the First Consolidation and, if applicable, the Second Consolidation, the Transfer Agent will calculate and sell the accumulated fractional shares for all registered Shareholders on the open market. Fractional entitlements, net of brokerage commissions and expenses, will be paid upon surrender of pre-consolidated share certificates.

ARTICLE V

NO RIGHTS OF DISSENT

5.1 No Rights of Dissent

(a) The Shareholders will have no dissent rights in connection with the Arrangement.

(b) The Shareholders will rank *pari passu* with each other in receiving their *pro rata* share of the final distribution of the Corporation.

ARTICLE VI

AMENDMENT OF THE PLAN

6.1 Amendment

The Corporation may amend, modify and/or supplement this Plan at any time and from time to time provided that any such amendment, modification or supplement must be contained in a written document which is filed with and approved by the Court and communicated to such persons as the Court may direct.

ARTICLE VII

NOTICES

7.1 Notices

Any notices or communication to be made or given hereunder shall be in writing. The person making or giving notices or communication shall make or give it directly or by any agent of such person authorized for that purpose by personal delivery, by prepaid mail or by telecopier addressed to the respective parties as follows:

(a) if to the Corporation:

Bell Canada International Inc.
1000 de La Gauchetière Street West
Suite 1200
Montréal, Québec
H3B 4Y8 Canada
Facsimile: (514) 392-2342
Attention: Vice President, Law and Corporate Secretary

with a further copy to:

Ogilvy Renault
200 King Street West
Suite 1100, Box 11
Toronto, Ontario
M5H 3T4 Canada
Facsimile: (416) 977-5239
Attention: Derrick Tay

(b) if to a Noteholder:

Computershare Trust Company of Canada
1500 University Street, Suite 700
Montréal, Québec
H3A 3S8 Canada
Facsimile: (514) 982-7677
Attention: Manager Corporate Trust Services

(c) if to a Shareholder:

to the last known address for such Shareholder as shown on the books maintained by the Transfer Agent.

APPENDIX B

STATED CAPITAL RESOLUTION

BE IT RESOLVED, AS A SPECIAL RESOLUTION OF SHAREHOLDERS:

1. **THAT** Bell Canada International Inc. (the "**Corporation**") be and is hereby authorized to effect a reduction in the stated capital of the Corporation's outstanding common shares to an amount of $10,000,000 and to transfer the amount withdrawn from stated capital to the contributed surplus account of the Corporation;

2. **THAT** any officer or director of the Corporation be and each is hereby authorized to execute and deliver all agreements, documents, instruments and writings, in the name and on behalf of the Corporation, under its corporate seal or otherwise, to pay all such expenses and to take all such other actions as in his/her judgment are necessary or desirable in order to fully carry out the intent and accomplish the purpose of this Special Resolution upon such terms and conditions as may be approved from time to time by the Chairman and Chief Executive Officer of the Corporation, such approval to be conclusively evidenced by the signing of such agreements, documents, instruments and writings by such officer or director.

[THIS PAGE INTENTIONALLY LEFT BLANK]

APPENDIX C

NOTICE OF APPLICATION

Court File No. 02-CL-4553

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

IN THE MATTER OF BELL CANADA INTERNATIONAL INC.

AND IN THE MATTER OF AN APPLICATION BY BELL CANADA INTERNATIONAL INC. UNDER SECTION 192 OF THE *CANADA BUSINESS CORPORATIONS ACT,* R.S.C. 1985, c. C. 44, AS AMENDED (the "CBCA")

NOTICE OF APPLICATION

A LEGAL PROCEEDING HAS BEEN COMMENCED by the Applicant, Bell Canada International Inc. (the "Applicant"). The claim made by the Applicant appears on the following pages.

THIS APPLICATION will come on for a hearing before a judge presiding over the Commercial List on a date to be determined at **393 University Avenue, 8th Floor, Toronto, Ontario.**

IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application, you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the *Rules of Civil Procedure,* serve it on the Applicant's lawyer or, where the Applicant does not have a lawyer, serve it on the Applicant, and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.

IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the Applicant's lawyer or, where the Applicant does not have a lawyer, serve it on the Applicant, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but not later than 2 days before the hearing.

IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.

Date June "5", 2002

Issued by "NATASHA BROWN"
Local registrar

Address of court office 393 University Avenue
10th Floor
Toronto, Ontario
M5G 1E6

TO: **ALL HOLDERS OF COMMON SHARES OF BELL CANADA INTERNATIONAL INC.**

AND TO: **THE NOTEHOLDERS,** as defined and described more particularly herein.

AND TO: **THE DIRECTOR UNDER THE CBCA**

APPLICATION

1. The Applicant Bell Canada International Inc. (''BCI'') makes application for:

   a) an interim Order for advice and directions pursuant to Section 192 of the *Canada Business Corporations Act,* R.S.C. 1985, c.C-44, as amended (the ''CBCA'');

   b) an Order approving the arrangement proposed by BCI (the ''Arrangement'') as described in the draft Notice of Special Meeting of Shareholders and Management Proxy Circular (the ''Shareholders Circular'') and in the draft Notice of Noteholders' Meeting and Management Proxy Circular (the ''Noteholders Circular'') attached as Exhibits ''A'' and ''B'' respectively to the Affidavit of William D. Anderson sworn June 5, 2002; and

   c) such further and other relief as counsel may advise and this Honourable Court may permit.

2. The grounds for the application are:

   a) BCI is incorporated under the provisions of the CBCA, and not discontinued under the CBCA;

   b) All statutory conditions have been fulfilled, or, by the final return date of this application, will have been fulfilled for the granting of approval of the proposed arrangement. The proposed arrangement is in the best interest of BCI and is fair and reasonable;

   c) BCI is able to meet its liabilities as they become due, and will be in compliance with the provisions of s.192(2)(b) of the CBCA following the approval by its shareholders of a special resolution reducing its stated capital and will be in such compliance at the return of this application;

   d) It is not practicable for BCI to effect fundamental changes in the nature of an arrangement, such as those contemplated by the Arrangement under any other provisions of the CBCA;

   e) BCI seeks an Order pursuant to Section 192 of the CBCA for the approval of the Arrangement;

   f) the provisions of Section 192 of the CBCA;

   g) Rules 14.05(2),(3) and 38 of the *Rules of Civil Procedure*; and

   h) such further and other grounds as counsel may advise and this Honourable Court may permit.

3. The following documentary evidence will be used at the hearing of the application:

   a) the Affidavit of William D. Anderson sworn June 5, 2002 and the Exhibits thereto;

   b) such Supplementary Affidavits to be filed as counsel may advise, including those reporting on the results of any meetings called pursuant to an interim Order of this Honourable Court; and

   c) such further and other material as counsel may advise and this Honourable Court may permit.

THIS NOTICE OF APPLICATION will be sent to all holders of common shares and Noteholders on or about June 17, 2002, to approve the proposed arrangement including, pursuant to the provisions of Rule 17.02(n) and Rule 17.02(o), shareholders and Noteholders whose registered addresses are outside the Province of Ontario.

Date of Issue: June ''5'', 2002

OGILVY RENAULT
Barristers and Solicitors
Suite 1100, Box 11
Merrill Lynch Canada Tower
200 King Street West
Toronto, Canada M5H 3T4

Derrick C. Tay LSUC#: 21152A
John T. Porter LSUC#: 23844T
Alan B. Merskey LSUC#: 41377I
Tel: 416.340.6000
Fax: 416.977.5239

Solicitors for Bell Canada International Inc.

IN THE MATTER OF BELL CANADA INTERNATIONAL INC. Court File No: 02-CL-4553

AND IN THE MATTER OF AN APPLICATION BY
BELL CANADA INTERNATIONAL INC. UNDER SECTION 192 OF
THE *CANADA BUSINESS CORPORATIONS ACT*, R.S.C. 1985,
c.C-44, as amended (the 'CBCA'')

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

Proceeding commenced at Toronto

NOTICE OF APPLICATION

OGILVY RENAULT
Barristers and Solicitors
Suite 1100, Box 11
Merrill Lynch Canada Tower
200 King Street West
Toronto, Canada M5H 3T4

Derrick C. Tay LSUC#: 21152A
John T. Porter LSUC#: 23844T
Alan B. Merskey LSUC#: 41377I
Tel: 416.340.6000
Fax: 416.977.5239

Solicitors for Bell Canada International Inc.

[THIS PAGE INTENTIONALLY LEFT BLANK]

APPENDIX D

INTERIM ORDER

Court File No. 02-CL-4553

***ONTARIO* SUPERIOR COURT OF JUSTICE**
COMMERCIAL LIST

THE HONOURABLE MR. JUSTICE	)	**MONDAY, THE 10TH DAY OF**
	)	
FARLEY	)	**JUNE, 2002**

IN THE MATTER OF BELL CANADA INTERNATIONAL INC.

AND IN THE MATTER OF AN APPLICATION BY BELL CANADA INTERNATIONAL INC. UNDER SECTION 192 OF THE CANADA *BUSINESS CORPORATIONS ACT*, R.S.C. (1985), c. C. 44, AS AMENDED (the "CBCA")

O R D E R

THIS MOTION, made by the Applicant, Bell Canada International Inc. ("BCI") for advice and directions of the Court in connection with an arrangement under Section 192 of the *Canada Business Corporations Act* R.S.C. 1985 c. C-44, as amended (the "CBCA"), was heard this day at Toronto, Ontario:

ON READING the Notice of Application and Notice of Motion herein dated June 5, 2002, the Affidavit of William D. Anderson, sworn June 5, 2002 (the "Anderson Affidavit"), and the Supplementary Affidavit of William D. Anderson sworn June 8, 2002 (the "Supplementary Anderson Affidavit"), filed, and the exhibits thereto, and on hearing the submissions of counsel for BCI:

BCI Special Meeting

1. **THIS COURT ORDERS** that BCI call, hold and conduct a meeting (the "BCI Special Meeting") on Friday, July 12, 2002, at such time as is determined by BCI, at 1000 de La Gauchetiere Street West, Montreal, Quebec, Canada, or such other location as may be determined by BCI, of the holders (the "BCI Shareholders") of its common shares (the "BCI Common Shares") to consider and, if deemed advisable, to pass a resolution (the "BCI Arrangement Resolution") to approve the arrangement (the "Arrangement") set out in the draft Notice of Special Meeting of Shareholders and Management Proxy Circular (the "Shareholders Circular") attached as Exhibit "A" to the Supplementary Anderson Affidavit and the Notice of Noteholders' Meeting and Management Proxy Circular (the "Noteholders Circular") (collectively the "Circulars") attached as Exhibit "B" to the Supplementary Anderson Affidavit.
2. **THIS COURT ORDERS** that the BCI Special Meeting shall be called, held and conducted in accordance with the provisions of the by-laws of BCI, the Shareholders Circular and this Order.
3. **THIS COURT ORDERS** that the Chair of the BCI Special Meeting shall be William D. Anderson, Chairman of the Board of BCI, or failing him, such other person as may be appointed in accordance with the by-laws of BCI.
4. **THIS COURT ORDERS** that each BCI Shareholder shall be entitled at the BCI Special Meeting to one vote for each BCI Common Share held.
5. **THIS COURT ORDERS** that the procedure for the use of proxies at the BCI Special Meeting shall be as set out in the Shareholders Circular.
6. **THIS COURT ORDERS** that, subject to further order of this Court, the BCI Arrangement Resolution shall be considered to have been adopted by the BCI Shareholders upon approval of at least 66⅔% of the votes cast by the BCI Shareholders present in person or represented by proxy at the BCI Special Meeting.

7. **THIS COURT ORDERS** that the only persons entitled to notice of the BCI Special Meeting shall be the BCI Shareholders of record at the close of business on June 7, 2002, the directors and the auditors of BCI, that the only persons entitled to attend the BCI Special Meeting shall be the BCI Shareholders of record at the close of business on June 7, 2002, their proxy holders, the directors, the transfer agent and the auditors of BCI, the professional legal and financial advisors to BCI, the Director under the CBCA and such other persons as permitted by the Chair of the meeting and that the only persons entitled to be represented and to vote, in person or by proxy, at the BCI Special Meeting shall be BCI Shareholders at the close of business on June 7, 2002, in person or by proxy, unless ownership of BCI Common Shares has been transferred after such date and the transferee of such shares establishes ownership and requests, not later than 10 days before the BCI Special Meeting, that the name of such transferee be placed on the voting list.

Waiver of Proxy Time Limits

8. **THIS COURT ORDERS** that BCI may in its discretion generally waive the time limits for the deposit of proxies by BCI Shareholders respectively if it deems it advisable to do so.

Notice to Shareholders

9. **THIS COURT ORDERS** that good and sufficient notice of the BCI Special Meeting shall have been given the BCI Shareholders if the Shareholders Circular in substantially the same form as contained in Exhibit ''A'' to the Supplementary Anderson Affidavit, with such amendments thereto as counsel for BCI may advise are necessary or desirable, provided that such amendments are not inconsistent with the terms of this Order, shall have been served on the BCI Shareholders, the directors and auditors of BCI and the Director under the CBCA, by personal service or by delivery or by mailing the same by prepaid ordinary mail to such persons in accordance with the CBCA and applicable securities law at least 25 days prior to the date of the BCI Special Meeting, including the date of mailing and excluding the date of the BCI Special Meeting.

10. **THIS COURT ORDERS** that any notice to be given pursuant to paragraphs 9 and 18 of this Order shall be adequately given if given in either the French or English language according to the usual practice of BCI, as the case may be.

Noteholders' Meeting

11. **THIS COURT ORDERS** that BCI call, hold and conduct a meeting (the ''Noteholders' Meeting'') on Friday, July 12, 2002, immediately before the holding of the BCI Special Meeting, at 1000 de La Gauchetiere Street West, Montreal, Quebec, Canada, or such other location as BCI may determine, of the Noteholders, as defined and described in the Noteholders Circular, to consider, and if deemed advisable, to pass a resolution (the ''Special Noteholders Act'') to authorize BCI and Montreal Trust Company of Canada, now known as Computershare Trust Company of Canada, the trustee under the Trust Indenture governing the High Yield Notes, as defined in the Circulars, (the ''Trustee'') to enter into a Supplemental Indenture as described in the Noteholders Circular.

12. **THIS COURT ORDERS** that the Noteholders' Meeting shall be called, held and conducted in accordance with the provisions of the Trust Indenture dated September 29, 1999, between BCI and the Trustee.

13. **THIS COURT ORDERS** that the Chair of the Noteholders' Meeting shall be such person as may be nominated by the Trustee or otherwise appointed in accordance with the Trust Indenture.

14. **THIS COURT ORDERS** that each holder of an Outstanding Note, as defined in the Trust Indenture, shall be entitled at the Noteholders' Meeting on a ballot to one vote for each $1,000.00 principal amount of High Yield Notes held.

15. **THIS COURT ORDERS** that the procedure for the use of proxies at the Noteholders' Meeting shall be as set out in the Trust Indenture.

16. **THIS COURT ORDERS** that, subject to further order of this Court, the Special Noteholders Act shall be considered to have been adopted by the Noteholders upon approval by Noteholders holding not less than 66⅔% on principal amount of the Outstanding Notes represented at the Noteholders' Meeting, present in person or proxy.

17. **THIS COURT ORDERS** that the only persons entitled to notice of the Noteholders' Meeting shall be holders of Outstanding Notes as defined in the Trust Indenture, at the close of business on June 7, 2002, the Trustee and the directors of BCI, that the only persons entitled to attend the Noteholders' Meeting shall be holders of Outstanding

Notes, as defined in the Trust Indenture, at the close of business on June 7, 2002, their proxy holders, the directors of BCI, the Trustee, the professional legal and financial advisers to BCI and the Trustee, the Director under the CBCA and such other persons as permitted by the Chair of the meeting and that the only persons entitled to be represented and to vote, in person or by proxy, at the Noteholders' Meeting shall be Noteholders at the close of business on June 7, 2002, in person or by proxy, unless ownership of the High Yield Notes has been transferred after such date and the transferee of such Notes establishes ownership and requests, not later than 10 days before the Noteholders' Meeting, that the name of such transferee be placed on the voting list.

Notice to Noteholders

18. **THIS COURT ORDERS** that good and sufficient notice of the Noteholders' Meeting shall have been given to the Noteholders if the Noteholders Circular in substantially the same form as contained in Exhibit "B" to the Supplementary Anderson Affidavit, with such amendments thereto as counsel for BCI may advise are necessary or desirable, provided that such amendments are not inconsistent with the terms of this Order, shall have been served on the Noteholders, by personal service or by delivery or by mailing the same by prepaid ordinary mail to holders of Outstanding Notes in accordance with applicable securities requirements at least 25 days prior to the date of the Noteholders' Meeting, including the date of mailing and excluding the date of the Noteholders' Meeting.

Application for Approval of Arrangement

19. **THIS COURT ORDERS** that following the BCI Special Meeting and the Noteholders' Meeting held in the manner set forth in this Order, BCI may apply before this Court, at such date, time and place as may be set by the Court, for approval of the Arrangement and that service of the Notice of Application herein, in accordance with paragraphs 9 and 18 of this Order, shall constitute good and sufficient service of such Notice of Application upon all persons who are entitled to receive such Notice of Application pursuant to this Order and no other form of service need be made and no other material need be served on such persons in respect of these proceedings, unless a Notice of Appearance is served on BCI's solicitors at least 5 days prior to July 12, 2002, in which case BCI shall serve such person with notice of the date of the application for approval, together with a copy of any additional materials to be used in support of such application.

20. **THIS COURT ORDERS** that any party who wishes to oppose the application for approval of the Arrangement must have first served a Notice of Appearance pursuant to paragraph 19 of this Order and shall serve upon BCI's solicitors and upon the other parties who have filed a notice of appearance a notice setting out the basis for such opposition and a copy of the materials to be used to oppose the application at least 5 days before the date set for the application for approval of the Arrangement or such shorter time as the Court, by order may allow.

Further Motions

21. **THIS COURT ORDERS** that any affected party may apply for further interim relief or other order on not less than 3 days' notice to BCI and all other parties appearing in these proceedings.

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FAIRNESS OPINION

SALOMON SMITH BARNEY
A member of citigroup

May 31, 2002

Board of Directors
Bell Canada International Inc.
Bell Canada International Investments Limited
1000, rue de La Gauchetiere Ouest
Bureau 1100
Montreal, Quebec H3B 4Y8
Canada

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to Bell Canada International Investments Limited (the "Company") of the consideration to be received by the Company in connection with (a) the sale by the Company of 10,353.94 shares of common stock (the "Purchased Shares") of Telecom Américas Ltd. ("TAL") to América Móvil, S.A. de C.V. ("AMX") pursuant to the Share Purchase Agreement dated as of May 31, 2002 (the "Share Purchase Agreement"), among Bell Canada International Inc. (the "Parent"), the Company and AMX, and (b) the sale by the Company of the 48,030 Preferred Shares, par value US$1.72494 (the "BCI V Shares"), of BCI (BVI) V Limited ("BCI V") held by the Company to 3810194 Canada Inc. (the "BCE Subsidiary"), a wholly owned subsidiary of BCE Inc. pursuant to a Share Transfer Agreement dated as of May 31, 2002 between the BCE Subsidiary and the Company (the "Share Transfer Agreement") (the transactions described in clauses (a) and (b) above, collectively, the "Sale"). As more fully described in the Share Purchase Agreement, the consideration to the Company for the sale of the Purchased Shares consists of: (i) cash consideration of approximately US$146 million payable on the Closing Date (as defined in the Share Purchase Agreement) (the "Cash Consideration") and (ii) a non-interest bearing, non-negotiable promissory note of Sercotel, S.A. de C.V. due March 1, 2003, in the principal amount of US$220 million, payable to the Company and guaranteed by AMX and Radiomóvil Dipsa, S.A. de C.V. (the "2003 Note"). As more fully described in the Share Transfer Agreement, the consideration to the Company for the sale of the BCI V Shares consists of US$480 in cash (the "BCE Consideration" and, together with the Cash Consideration and the 2003 Note, the "Sale Consideration").

You have also advised us that, in connection with the Sale, the Parent will be released from: (i) any and all of its obligations with regard to its guarantee of (a) the Amended and Restated 3.716% Guaranteed Note Due 2004, No. S-1, dated November 6, 2001, in the principal amount of US$222,980,169 made by Telecom Américas Investments Ltd. ("TAIL") in favor of Inmobilaria Carso, S.A. de C.V. and (b) the 3.399% Guaranteed Note Due 2004, No. S-1, dated November 6, 2001, in the principal amount of US$92,657,331 made by TAIL in favor of Carso Global Telecom, S.A. de C.V. and subsequently transferred to América Telecom, S.A. de C.V. (the transactions described in (a) and (b) above, collectively, the "Tess Release") and (ii) any and all of its obligations with regard to its indemnification of SBC International ("SBC") in the amount of approximately US$39 million which represents its proportionate share of SBC's guarantee of $100 million of debt of Algar Telecom Leste, S.A. (the "ATL Release" and, together with the Tess Release, the "Releases").

In arriving at our opinion, we held discussions with certain officers, employees and other representatives of the Parent and TAL concerning the businesses, operations and prospects of TAL and BCI V. We also held discussions with certain officers of AMX concerning the credit worthiness of AMX. We examined certain publicly available business and financial information relating to TAL, BCI V and AMX as well as certain financial forecasts and other information and data for TAL and BCI V that were provided to us or otherwise discussed with us by the respective managements of the Parent and TAL. In connection with our engagement, we were not requested to, and we did not, approach third parties to solicit indications of interest in the possible acquisition of TAL, the Company, the Company's interest in TAL or the BCI V Shares. In addition to the foregoing, we conducted such other analyses and examinations and considered such other financial, economic and market criteria as we deemed appropriate in arriving at our opinion.

In rendering our opinion, we have assumed and relied, without any responsibility for independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us. With respect to financial forecasts provided to or otherwise reviewed by or discussed with us, we have been advised by the management of the Parent and TAL that such forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgements of the management of the Parent and TAL as to the future financial performance of TAL and BCI V, and we express no opinion with respect to such forecasts or the assumptions on which they are based. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, TAL or BCI V, nor have we made any physical inspection of the properties or assets of the Company, TAL or BCI V. Our opinion does not address the Company's underlying business decision to effect the transactions as outlined in the first paragraph hereof, and we express no view on the effect on the Company of the Sale. We also express no view on the solvency or ongoing business viability of the Company following the consummation of the Sale. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing and disclosed to us, as of the date hereof.

We have acted as financial advisor to the Board of Directors of the Company and the Parent and will receive a fee for our services. In the ordinary course of business, we and our affiliates may actively trade the securities of the Parent for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates have previously rendered certain investment banking and financial advisory services to the Parent and AMX, and their respective affiliates, for which we have received customary compensation. We and our affiliates (including Citigroup Inc.) have commercial banking and other business relationships with the Parent, AMX or their respective affiliates in the ordinary course of their businesses.

Our advisory services and the opinion expressed herein are provided solely for the use of the Board of Directors of the Company and Parent in their evaluation of the Sale and are not on behalf of, and are not intended to confer rights upon, any stockholder of the Company or the Parent or any person other than the Board of Directors of the Company and the Parent. Our opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote on any matter.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Sale Consideration taking into account the Releases is fair, from a financial point of view, to the Company and the Parent.

Very truly yours,

Salomon Smith Barney

SALOMON SMITH BARNEY

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VALUATION OPINION

SALOMON SMITH BARNEY

A member of citigroup

May 31, 2002

Board of Directors
Bell Canada International Inc.
1000, rue de La Gauchetiere Ouest
Bureau 1100
Montreal, Quebec H3B 4Y8
Canada

Members of the Board:

You have requested our views as to the net value to Bell Canada International Inc. (the "Parent") of the 48,030 Preferred Shares, par value US$1.72494 (the "BCI V Shares"), of BCI (BVI) V Limited ("BCI V") held by Bell Canada International Investments Limited (the "Company").

In arriving at our views, we reviewed the Memorandum and Articles of Association of BCI V, including the proposed amendment (the "Amendment") thereto to be effected pursuant to the Share Purchase Agreement dated as of May 31 among the Parent, the Company and América Móvil, S.A. de C.V. (the "Share Purchase Agreement"). We held discussions with certain officers, employees and other representatives of the Parent and Telecom Américas Ltd. ("TAL") concerning the businesses, operations and prospects of the properties and assets of BCI V. We examined certain publicly available business and financial information relating to the properties and assets of BCI V as well as certain financial forecasts and other information and data for the properties and assets of BCI V that were provided to us or otherwise discussed with us by the management of the Parent and TAL. In connection with our engagement, we were not requested to, and we did not, approach third parties to solicit indications of interest in the possible acquisition of the BCI V Shares. In addition to the foregoing, we conducted such other analyses and examinations and considered such other financial, economic and market criteria as we deemed appropriate in arriving at our opinion.

SALOMON SMITH BARNEY INC. 388 Greenwich Street, New York, NY 10013

In rendering our views, we have assumed and relied, without any responsibility for independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us. With respect to financial forecasts provided to or otherwise reviewed by or discussed with us, we have been advised by the management of the Parent and TAL that such forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgements of the management of the Parent and TAL as to the future financial performance of BCI V, and we express no opinion with respect to such forecasts or the assumptions on which they are based. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of BCI V, nor have we made any physical inspection of the properties or assets of BCI V. Our views are necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing and disclosed to us, as of the date hereof.

We have acted as financial advisor to the Board of Directors of the Company and the Parent and will receive a fee for our services. In the ordinary course of business, we and our affiliates may actively trade the securities of the Company and the Parent for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates have previously rendered certain investment banking and financial advisory services to the Company and the Parent, and their respective affiliates, for which we have received customary compensation. We and our affiliates (including Citigroup Inc.) have commercial banking and other business relationships with the Company, the Parent or their respective affiliates in the ordinary course of their businesses.

Our advisory services and the opinion expressed herein are provided solely for the use of the Board of Directors of the Company and Parent and are not on behalf of, and are not intended to confer rights upon, any stockholder of the Company or the Parent or any person other than the Board of Directors of the Company and the Parent. Our opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote on any matter and may not be published (other than in any management proxy circular or related notice of meeting sent by the Parent to its shareholders in connection with seeking their approval of the sale of the "Purchased Shares" (as defined in and contemplated by the Share Purchase Agreement)) or otherwise used or referred to, nor shall any public reference to Salomon Smith Barney Inc. be made, without our prior written consent.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the view that the fair value to the Parent of the BCI V Shares, taking into account the Amendment, is in the range of US$0 to US$82,849.

Very truly yours,

Salomon Smith Barney

SALOMON SMITH BARNEY

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APPENDIX G

UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF EARNINGS AND CONSOLIDATED BALANCE SHEET

COMPILATION REPORT

To the Directors of
Bell Canada International Inc.

We have reviewed, as to compilation only, the accompanying pro forma consolidated statement of earnings of Bell Canada International Inc. (''BCI'') for the three months ended March 31, 2002, the pro forma consolidated balance sheet as at March 31, 2002 and the pro forma consolidated statement of earnings for the year ended December 31, 2001 which have been prepared for inclusion in the Management Proxy Circular. In our opinion, the pro forma consolidated statements of earnings and pro forma consolidated balance sheet have been properly compiled to give effect to the transactions and proposed transactions and assumptions described in the notes thereto.

(signed) DELOITTE & TOUCHE LLP
Chartered Accountants
Montréal, Québec
June 10, 2002

COMMENT FOR UNITED STATES READERS ON DIFFERENCES BETWEEN CANADIAN AND UNITED STATES REPORTING STANDARDS

The above opinion, provided solely pursuant to Canadian requirements, is expressed in accordance with standards of reporting generally accepted in Canada. Such standards contemplate the expression of an opinion with respect to the compilation of pro forma financial statements. U.S. standards do not provide for the expression of an opinion on the compilation of pro forma statements. To report in conformity with U.S. standards, on the reasonableness of the pro forma adjustments and their application to the unaudited pro forma consolidated statements of earnings and unaudited pro forma consolidated balance sheet would require an examination or review which would be substantially greater in scope than the review as to compilation only that we have conducted. Consequently, under U.S. standards, we would be unable to express any opinion with respect to the compilation of the accompanying unaudited pro forma consolidated statements of earnings and consolidated balance sheet.

(signed) DELOITTE & TOUCHE LLP
Chartered Accountants
Montréal, Québec
June 10, 2002

Bell Canada International Inc.

Unaudited Pro Forma Consolidated Statement of Earnings
for the three months ended March 31, 2002
(in thousands of Canadian dollars, except per share data)

	BCI for the three months ended March 31, 2002	Removal of revenues and expenses of Telecom Américas (Note 3 a)	Pro forma adjustments	(Notes)	BCI pro forma for the three months ended March 31, 2002
Revenues	$136,699	$(136,699)	$ —		$ —
Cost of sales	55,393	(55,393)	—		—
Selling, general and administrative expenses	40,687	(37,444)	—		3,243
Depreciation and amortization	43,488	(43,352)	—		136
Operating loss from continuing operations	(2,869)	(510)	—		(3,379)
Foreign exchange loss	(2,703)	2,431	—		(272)
Interest expense	(66,389)	56,355	—		(10,034)
Gain on investments	1,660	—	(1,660)	(3d)	—
Other	(1,426)	(6,538)	—		(7,964)
Loss from continuing operations before non-controlling interest	(71,727)	51,738	(1,660)		(21,649)
Non-controlling interest	5,274	(5,274)	—		—
Net loss from continuing operations	(66,453)	46,464	(1,660)		(21,649)
Discontinued operations	672,921	—	(672,921)	(4)	—
Net earnings (loss)	606,468	46,464	(674,581)		(21,649)
Interest on convertible debentures	(3,233)	—	—		(3,233)
Net earnings (loss) applicable to common shares	$603,235	$ 46,464	$(674,581)		$(24,882)
Earnings (loss) per common share from continuing operations, basic and diluted	$ (0.03)				$ (0.01)
Earnings (loss) per common share, basic and diluted	$ 0.25				$ (0.01)

(See accompanying notes)

Bell Canada International Inc.

Unaudited Pro Forma Consolidated Balance Sheet
as at March 31, 2002
(in thousands of Canadian dollars)

	BCI as at March 31, 2002	Removal of assets and liabilities of Telecom Américas (Note 3b)	Pro forma adjustments (Note 3)	Reclassification of discontinued operations (Note 5)	BCI pro forma as at March 31, 2002
Current assets					
Cash and cash equivalents	$ 570,286	$ (361,778)	$ 231,854 (e)	$ (25,582)	$ 414,780[1]
Notes receivable	60,678	(60,678)	350,570 (e)	—	350,570
Accounts receivable	117,828	(90,258)	—	(26,033)	1,537
Inventory	32,803	(30,976)	—	(1,827)	—
Prepaid expenses and other current assets	120,814	(115,058)	—	(2,298)	3,458
Discontinued operations		—	—	55,740	55,740
	902,409	(658,748)	582,424	—	826,085
Fixed assets, net	1,021,796	(659,797)	—	(361,583)	416
Licenses, net	1,050,845	(988,655)	—	(62,190)	—
Deferred charges	116,631	(15,038)	—	(98,053)	3,540
Goodwill	1,574,480	(1,547,419)	—	(27,061)	—
Other assets	83,939	(29,116)	—	(38,914)	15,909
Discontinued operations		—	—	587,801	587,801
	$4,750,100	$(3,898,773)	$ 582,424	$ —	$1,433,751
Current liabilities					
Short-term loan facilities	$ 836,021	$ (661,953)	$ —	$ —	$ 174,068
Notes payable	36,520	(36,520)	—	—	—
Accounts payable and accrued liabilities	358,508	(197,589)	6,000 (c)	(130,504)	36,415
Long-term debt due within one year	560,236	(543,014)	—	(17,222)	—
Discontinued operations		—	—	147,726	147,726
	1,791,285	(1,439,076)	6,000	—	358,209
Long-term debt	1,185,322	(767,358)	—	(257,964)	160,000
Other long-term liabilities	90,280	(90,280)	—	—	—
Deferred income	74,410	—	(68,560) (d)	(5,850)	—
Future income taxes	79,733	—	(79,733) (g)	—	—
Discontinued operations		—	—	313,696	313,696
	3,221,030	(2,296,714)	(142,293)	49,882	831,905
Non-controlling interest	49,882	—	—	(49,882)	—
Shareholder's equity					
Put option	181,217	—	—	—	181,217
Stated capital	1,764,714	—	—	—	1,764,714
Deficit	(388,754)	—	(1,061,456) (c) 79,733 (g)	—	(1,370,477)
Foreign currency translation adjustment	(77,989)	—	104,381 (c)	—	26,392
	1,479,188	—	(877,342)	—	601,846
	$4,750,100	$(2,296,714)	$(1,019,635)	$ —	$1,433,751

(1) Includes cash and cash equivalents of $119,741,000 at March 31, 2002 which was subsequently contributed to Telecom Américas to enable it to repay the installment of the Tess Notes due on April 9, 2002.

(See accompanying notes)

Bell Canada International Inc.

Unaudited Pro Forma Consolidated Statement of Earnings for the year ended December 31, 2001 (in thousands of Canadian dollars, except per share data)

	BCI for the year ended December 31, 2001	Adjustment for change in accounting policy	BCI for the year ended December 31, 2001, after change in accounting policy	Removal of revenues and expenses of Telecom Américas and discontinued operations	Pro forma adjustments	(Notes)	BCI pro forma for the year ended December 31, 2001
		(Note 2)		(Note 3a)			
Revenues	$ 373,929	$ —	$ 373,929	$(369,667)	$ —		$ 4,262
Cost of sales	176,987	—	176,987	(175,868)	—		1,119
Selling, general and administrative expenses	139,316	—	139,316	(108,351)	—		30,965
Depreciation and amortization	192,782	—	192,782	(192,046)	—		736
Operating loss from continuing operations	(135,156)	—	(135,156)	106,598	—		(28,558)
Foreign exchange loss	(62,516)	(7,016)	(69,532)	39,630	—		(29,902)
Interest expense	(228,387)	—	(228,387)	189,809	—		(38,578)
Loss on investments	(157,626)	—	(157,626)	—	(1,109,327)	(3f)	(1,266,953)
Other income	40,671	—	40,671	(30,657)	—		10,014
Loss from continuing operations before non-controlling interest	(543,014)	(7,016)	(550,030)	305,380	(1,109,327)		(1,353,977)
Non-controlling interest	29,789	(5,228)	24,561	(24,561)	—		—
Net loss from continuing operations	(513,225)	(12,244)	(525,469)	280,819	(1,109,327)		(1,353,977)
Discontinued operations	177,797	42,225	220,022	98,744	638,709	(4)	1,037,208
					79,733	(3g)	
Net earnings (loss)	(335,428)	29,981	(305,447)	379,563	(390,885)		(316,769)
Interest on convertible debentures	(28,144)	—	(28,144)	—	—		(28,144)
Net earnings (loss) applicable to common shares	$(363,572)	$ 29,981	$(333,591)	$ 379,563	$ (390,885)		$ (344,913)
Earnings (loss) per common share from continuing operations, basic and diluted	$ (6.85)		$ (7.01)				$ (17.49)
Earnings (loss) per common share, basic and diluted	$ (4.60)		$ (4.22)				$ (4.36)

(See accompanying notes)

Bell Canada International Inc.

Notes to the Unaudited Pro Forma Consolidated Financial Statements

1. Basis of presentation

The accompanying unaudited pro forma consolidated statements of earnings for the three months ended March 31, 2002 and for the year ended December 31, 2001 and the unaudited pro forma consolidated balance sheet as at March 31, 2002 of Bell Canada International Inc. ("BCI" or the "Corporation") have been prepared to give effect to the following:

- the retroactive application by the Corporation of the change in accounting policy for foreign currency translation as of January 1, 2001 (see Note 2);
- the disposition by BCI of its 42.0% interest in Telecom Américas Ltd. ("Telecom Américas") (see Notes 3 and 4) as of January 1, 2001 in the case of the unaudited pro forma consolidated statements of earnings and as of March 31, 2002 in the case of the unaudited pro forma consolidated balance sheet;
- the transfer by Telecom Américas of its 77.1% indirect interest in Comunicación Celular S.A. ("Comcel") to América Móvil S.A. de C.V. ("América Móvil") (see Note 4) as of January 1, 2001;
- the distribution by Telecom Américas of its 59.1% interest in Genesis Telecom C.A. ("Genesis") equally to BCI and América Móvil (see Note 4) as of January 1, 2001; and,
- the distribution by Telecom Américas of its 60.0% indirect interest in Techtel — LMDS Comunicaciones Interativas S.A. ("Techtel") to América Móvil (see Note 4) as of January 1, 2001.

The accompanying unaudited pro forma consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and were derived using, and should be read in conjunction with, the following information:

— the unaudited consolidated financial statements of BCI as at and for the three months ended March 31, 2002, incorporated by reference in this Circular;

— the audited consolidated financial statements of BCI for the years ended December 31, 2001 and 2000, incorporated by reference in this Circular.

The unaudited pro forma consolidated financial statements are not intended to reflect the results of operations or financial position which would have actually resulted had the transfer, distributions, disposition and other pro forma adjustments been effected on the dates indicated. Furthermore, the unaudited pro forma financial information is not necessarily indicative of the results of operations nor of the financial position and presentation that may be obtained for any future date or period. The net loss on the Corporation's disposition of Telecom Américas is subject to, among other things, the underlying carrying value of its investment in Telecom Américas and the prevailing level of foreign exchange rates at such disposition date.

2. Adjustment for change in accounting policy for foreign currency translation

Effective January 1, 2002, the Corporation retroactively applied, with restatement of prior periods, the amended recommendations of CICA Handbook Section 1650, "Foreign Currency Translation". The change in accounting policy was reflected in the Corporation's unaudited consolidated financial statements as at and for the three months ended March 31, 2002 incorporated by reference in this Circular.

For the year ended December 31, 2001, the adjustment for the change in accounting policy gives effect to the retroactive application of these amended recommendations to the consolidated statement of earnings as previously reported.

3. Disposition by BCI of its 42% interest in Telecom Américas

As part of the Share Purchase Agreement, described elsewhere in this Circular, the Corporation will dispose of its investment in Telecom Américas to América Móvil for gross proceeds of approximately $582,424,000 (US$365,500,000 translated using a rate of exchange of $1.5935 for each US$1.00 being the exchange rate in effect as at March 31, 2002) before estimated costs of disposal of $6,000,000. As of June 7, 2002, the rate of exchange was $1.5323 for each US$1.00.

(a) The unaudited pro forma consolidated statements of earnings reflect the Corporation's disposal of Telecom Américas as if it had occurred on January 1, 2001.

For the unaudited consolidated statement of earnings for the three months ended March 31, 2002, the adjustment reflects the removal of the revenues and expenses of Telecom Américas.

For the unaudited consolidated statement of earnings for the year ended December 31, 2001, the adjustment reflects the removal of the revenues and expenses of Telecom Américas and the removal of the results of operations of Comcel and Techtel included as discontinued operations.

(b) The unaudited pro forma consolidated balance sheet as at March 31, 2002 reflects the disposal of Telecom Américas as if it had occurred on that date and accordingly reflects the removal of the assets and liabilities of Telecom Américas included in the consolidated balance sheet.

The unaudited pro forma financial statements also include the following pro forma adjustments:

(c) The pro forma net loss on disposal of Telecom Américas in the amount of $1,061,456,000 was calculated using BCI's net carrying value for its investment in Telecom Américas of $1,637,880,000 as at March 31, 2002 and assumed estimated costs of disposal of $6,000,000.

The unaudited pro forma balance sheet as at March 31, 2002 also reflects the realization of $104,381,000 of unrealized foreign currency translation adjustments previously charged to shareholders equity.

Consistent with transition rules relating to the new accounting recommendations of CICA Handbook Section 3062, ''Goodwill and other intangible assets'', the Corporation expects to record a substantial goodwill transitional impairment charge to its January 1, 2002 opening deficit. The net loss on disposal of Telecom Américas is dependent, in part, on the carrying value of goodwill included within the net carrying value of the Corporation's investment in Telecom Américas. The pro forma net loss does not reflect any reduction in goodwill resulting from the transitional impairment charge since the Corporation has not yet finalized the transitional goodwill impairment charge to be made to its opening deficit. Any amount charged to opening deficit as a transitional goodwill impairment charge will decrease the net loss recorded in the unaudited consolidated statement of earnings.

(d) The pro forma adjustment to the unaudited consolidated balance sheet as at March 31, 2002, reflects the reversal of the remaining deferred income balance of $68,560,000 as at March 31, 2002 related to the Corporation's contribution of assets to Telecom Américas in November 2000. The adjustment to the unaudited pro forma consolidated statement of earnings for the three months ended March 31, 2002 reflects the reversal of the deferred income amortization in the amount of $1,660,000.

(e) The pro forma adjustment reflects cash of $231,854,000 to be received upon closing of the Share Purchase Agreement and the remaining proceeds receivable within the next twelve months of $350,570,000.

(f) The adjustment totaling $1,109,327,000 to the pro forma consolidated statement of earnings for the year ended December 31, 2001, comprises the following:

- pro forma net loss on disposal of Telecom Américas in the amount of $1,061,456,000 (see c) above);
- the reversal of the deferred income amortization in the amount of $6,648,000;
- the reversal of the dilution gain in the amount of $41,223,000 recorded by BCI during 2001 relating to BCI and América Móvil each having then tendered shares of Telecom Américas to redeem US$275,000,000 and US$140,898,000, respectively, of notes due to Telecom Américas. As a result, BCI's economic interest in Telecom Américas had decreased from 44.3% to 41.7%.

(g) In light of recent financial developments, BCI believes that it is no longer necessary to maintain a provision for future income taxes of $79,733,000, originally established on the disposition of companies which have since been treated as discontinued operations.

4. Transfer and distributions by Telecom Américas to América Móvil and BCI

As part of the Telecom Américas Reorganization described elsewhere in this Circular, Telecom Américas made the following dispositions effective February 8, 2002:

- transfer of its 77.1% indirect interest in Comcel to América Móvil;
- distribution of its 59.1% interest in Genesis equally to BCI and América Móvil; and,
- distribution of its 60% indirect interest in Techtel to América Móvil subject to receipt of regulatory approvals, which were received on May 22, 2002.

As a result of these transactions, BCI recorded a net gain on the Reorganization of $672,921,000 which was included in net earnings from discontinued operations in the Corporation's unaudited consolidated financial statements for the three months ended March 31, 2002, incorporated by reference in this Circular.

The unaudited pro forma consolidated statements of earnings for the three months ended March 31, 2002 and for the year ended December 31, 2001, reflect Telecom Américas' transfer and distributions as if they had occurred on January 1, 2001.

In addition to the adjustment for the removal of the revenues and expenses of continuing operations and discontinued operations described in Note 3 above, the unaudited pro forma consolidated statements of earnings also include the following adjustments:

- For purposes of the unaudited pro forma consolidated statement of earnings for the three months ended March 31, 2002, the adjustment reflects the reversal of the net gain on Reorganization of $672,921,000 included in the unaudited consolidated statement of earnings of BCI as part of discontinued operations.
- For purposes of the unaudited pro forma consolidated statement of earnings for the year ended December 31, 2001, the pro forma adjustment to discontinued operations totaling $638,709,000 comprises the inclusion of the net gain on Reorganization of $672,921,000 and the reversal of the deferred income amortization of $34,212,000.

5. Reclassification of discontinued operations

In order to present the pro forma balance sheet of BCI in a manner which more readily facilitates analysis for the purposes of this Circular, the assets and liabilities of BCI's discontinued operations at March 31, 2002 have been reclassified.

EXHIBIT 5

BELL CANADA INTERNATIONAL

NOTICE OF NOTEHOLDERS' MEETING AND MANAGEMENT PROXY CIRCULAR

WITH RESPECT TO THE ARRANGEMENT OF

BELL CANADA INTERNATIONAL INC.

June 10, 2002

June 10, 2002

Dear Noteholder:

On behalf of the Board of Directors, I am pleased to provide you with notice of a meeting of the holders of the 11% senior unsecured notes of Bell Canada International Inc. to be held at the VIP Center, 1000 de La Gauchetière Street West, Montréal, on July 12, 2002 at 9:00 a.m. (Montréal time), for the purpose of considering the proposed Arrangement of Bell Canada International Inc.

The formal Notice of Noteholders' Meeting and Management Proxy Circular of BCI accompanying this letter contain a detailed description of the proposed Arrangement and outline the actions to be taken at the meeting of noteholders. An Overview of the proposed Arrangement can be found starting on page 10 of the Proxy Circular.

As we announced on June 3, 2002, the Plan of Arrangement includes the proposed sale of BCI's interest in Telecom Américas Ltd. for approximately US$366 million. As part of this transaction, BCI will also be released from certain potential liabilities relating to Telecom Américas which amount to approximately US$250 million. In addition, the Plan of Arrangement provides for BCI to proceed with the disposition of its remaining assets in an orderly fashion and seek expeditious resolution of outstanding claims in order to accelerate final distributions to BCI stakeholders. Using the Plan of Arrangement provisions of the Canada Business Corporations Act is an efficient way for a solvent company, such as BCI, to proceed in the circumstances.

The proceeds from the Telecom Américas disposition, together with the anticipated proceeds from the disposition of BCI's remaining assets, Canbras and Axtel, should permit BCI to repay fully the secured lenders, and subject to the resolution of certain contingent claims against BCI, would likely permit BCI to repay its unsecured creditors and make a distribution to shareholders.

BCI is also proposing, as part of the Plan of Arrangement, a consolidation of its outstanding common shares to take effect shortly after final court approval of the Arrangement, which would result in BCI having 40 million common shares outstanding following the consolidation.

After careful consideration, the Board of Directors of BCI concluded that the Arrangement is in the best interests of BCI and is recommending that the noteholders vote **FOR** on the enclosed proxy form.

Salomon Smith Barney Inc., BCI's financial advisor, has delivered an opinion to the Board of Directors of BCI that the consideration paid to BCI by América Móvil for BCI's interest in Telecom Américas is fair, from a financial point of view, to BCI.

Your vote is very important. Whether or not you plan to attend the meeting of noteholders, please complete, sign, date and return the accompanying proxy in the enclosed self-addressed stamped envelope. Returning the proxy does **not** deprive you of your right to attend the meeting and to vote in person. Thank you for your consideration of this matter.

Sincerely yours,

William D. Anderson
Chairman and Chief Executive Officer

NOTICE OF NOTEHOLDERS' MEETING OF BELL CANADA INTERNATIONAL INC.

NOTICE IS HEREBY GIVEN that a meeting (the "**Noteholders' Meeting**") of holders (the "**Noteholders**") of 11% senior unsecured notes due 2004 (the "**High Yield Notes**") of Bell Canada International Inc. ("**BCI**" or the "**Corporation**") will be held in the VIP Center, 1000 de La Gauchetière Street West, Montréal, Québec on Friday, July 12, 2002 at 9:00 a.m. (Montréal time) for the following purposes:

1. to consider and, if deemed advisable, to pass a special noteholders' act (the "**Special Noteholders' Act**") authorizing the Corporation and the trustee under the indenture governing the High Yield Notes (the "**Indenture**") to enter into a supplemental trust indenture for the purpose of amending the Indenture to provide the Noteholders' consent to, and waiver of any defaults under the Indenture which otherwise might be caused by or result from, the plan of arrangement (the "**Plan of Arrangement**") proposed by the Corporation under section 192 of the *Canada Business Corporations Act* (the "**CBCA**") pursuant to orders of a court of competent jurisdiction (the "**Court**") approving:

    (a) the performance by BCI of all of its obligations pursuant to the share purchase agreement dated as of May 31, 2002 among BCI, Bell Canada International Investments Limited, a wholly-owned subsidiary of BCI, and América Móvil, S.A. de C.V. ("**América Móvil**") relating to the sale by BCI of its indirect interest in Telecom Américas Ltd. to América Móvil, for a total consideration of approximately US$366 million; in addition, as part of the transaction, BCI will be released from contingent liabilities of approximately US$250 million, all as more particularly described in the management proxy circular (the "**Circular**");

    (b) the consolidation of the Corporation's currently outstanding common shares (the "**Common Shares**") on the basis of a consolidation ratio that would result in the Corporation having 40 million outstanding Common Shares after giving effect to such share consolidation, whether certain affiliates of American International Group, Inc. ("**AIG**") exercise a put option (the "**AIG Put Option**") granted by the Corporation to AIG pursuant to a put option agreement dated as of December 10, 1998 before or after the date of the special meeting of the holders of Common Shares (the "**Shareholders**"), or not at all. Based on the 4,797,313,658 currently outstanding Common Shares, the consolidation ratio would be approximately one to 120;

    (c) the appointment of Ernst & Young Inc. as the Monitor to perform the mandate set out in the Plan of Arrangement;

    (d) with the assistance of the Monitor and under the supervision of the Court, BCI's continued management of its remaining assets for purposes of disposing of such assets in an orderly manner;

    (e) BCI's development, with the assistance of the Monitor, of recommendations to the Court with respect to the identification of claims against BCI and the process for adjudicating and determining such claims;

    (f) following the disposition of all the assets of BCI and the determination of all claims against BCI, the liquidation of BCI and the final distribution to BCI's creditors and Shareholders with the assistance of the Monitor and the approval of the Court;

    (g) following the liquidation of BCI and the final distribution to BCI's creditors and Shareholders, the dissolution of BCI; and

    (h) the seeking of Court orders approving the implementation of successive steps of the Plan of Arrangement. As and when necessary, BCI will file individual plans and articles of arrangement (the "**Articles of Arrangement**") with the Director appointed under the CBCA (the "**Director**") in order to give effect to the successive steps involved in implementing the Plan of Arrangement. BCI also will file with the Director any other articles of the Corporation which may be required to give effect to the Plan of Arrangement. No such seeking of Court orders or filing of individual plans or Articles of Arrangement or of any other articles will require Shareholder approval in addition to that provided by the adoption of the Arrangement Resolution at the Special Meeting; and

2. to transact such other business as may properly come before the Noteholders' Meeting or any adjournment thereof.

The full text of the Special Noteholders' Act, including the proposed Plan of Arrangement, is reproduced in Appendix A of the Circular.

Noteholders who do not expect to attend the Noteholders' Meeting in person are requested to complete, sign, date and return the enclosed form of proxy in the enclosed self-addressed envelope to the Corporation's transfer agent, Computershare Trust Company of Canada. If the proxy is delivered in person, it should be delivered to Computershare Trust Company of Canada at 1500 University Street, Suite 700, Montréal, Québec H3A 3S8, Attention: Proxy Department. The form of proxy must be received no later than 4:45 p.m. (Montréal time) on July 11, 2002 or, in the event that the Noteholders' Meeting is adjourned or postponed, by no later than 5:00 p.m. (Montréal time) on the business day prior to the day fixed for the adjourned or postponed Noteholders' Meeting.

DATED at Montréal, Québec, this 10th day of June, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

Mark Hounsell
Vice-President, Law and Corporate Secretary

TABLE OF CONTENTS

GLOSSARY OF TERMS

Unless the context otherwise requires, the following terms shall have the meanings set forth below when used in the Circular. These defined terms are not always used in the Unaudited Pro Forma Consolidated Statements of Earnings and Consolidated Balance Sheet of BCI attached as Appendix F to the Circular.

"1999 Debentures" means debentures issued by BCI on February 17, 1999, in a principal amount of $400 million, consisting of the 6.50% Debentures and the 6.75% Debentures;

"6.50% Debentures" means the $150 million principal amount of 6.50% convertible unsecured subordinated debentures of BCI that were settled in Common Shares on February 15, 2002;

"6.75% Debentures" means the $250 million principal amount of 6.75% convertible unsecured subordinated debentures of BCI that were settled in Common Shares on February 15, 2002;

"AIG" means, collectively, American International Group, Inc. and certain of its affiliates;

"AIG Put Option" means the put right which AIG is entitled to exercise under the terms of the AIG Put Option Agreement;

"AIG Put Option Agreement" means the agreement entered into between BCI and AIG dated as of December 10, 1998 pursuant to which BCI agreed to acquire from AIG, upon the exercise of the AIG Put Option, certain of the shares of the BCI-Comcel Subsidiary;

"Amended and Restated Credit Facility" means the amended and restated credit facility in an amount of $230 million dated as of March 8, 2002 among BCI and a group of lenders, which amended and restated the terms of the Credit Facility;

"América Móvil" means América Móvil, S.A. de C.V.;

"Americel" means Americel S.A.;

"AM Latin America" means AM Latin America, LLC, a limited liability company organized under the laws of Delaware which is an indirect wholly-owned subsidiary of América Móvil;

"Approval Order" means the order of the Court approving the Plan of Arrangement, and includes orders approving and giving effect to the successive steps of the Plan of Arrangement pursuant to individual plans of arrangement;

"Arrangement" means the arrangement proposed by BCI under section 192 of the CBCA pursuant to which BCI will seek Court approval in connection with the matters described in the Notice of Noteholders' Meeting;

"Arrangement Resolution" means the special resolution of Shareholders authorizing the Corporation to apply to the Court for approval of the proposed Arrangement of the Corporation, the full text of which is reproduced in Appendix A to the Shareholders' Circular to be sent to Shareholders in connection with the Special Meeting;

"Articles of Arrangement" means the articles of arrangement of BCI in respect of the Arrangement that are required by the CBCA to be sent to the Director after each Approval Order is made;

"ATL" means ATL — Algar Telecom Leste S.A.;

"ATL Guarantee" means BCI's agreement to indemnify SBC against BCI's Pro Rata Share of any losses SBC may incur as a result of Telecom Américas' breach of its obligation to reimburse SBC for any amounts paid by SBC in connection with a US$100 million ATL loan guarantee;

"Axtel" means Axtel S.A. de C.V.;

"BCE" means BCE Inc.;

"BCE Agreement" means an agreement between América Móvil and BCE relating to, among other things, certain restrictions on transfer of the BVI V Shares;

"BCE Loan" means a convertible subordinated loan extended by BCE to BCI on September 17, 2001 in a principal amount of $75 million;

"BCE Option" means the option granted by BCI to BCE effective December 7, 2001 in connection with the Recapitalization Plan;

"BCE Subsidiary" means 3810194 Canada Inc., a wholly-owned subsidiary of BCE;

"BCI" or the **"Corporation"** means Bell Canada International Inc.;

"**BCI-Comcel Subsidiary**" means the indirect investment holding subsidiary of BCI through which BCI held its interest in Comcel at the time the AIG Put Option Agreement was entered into;

"**BCII**" means Bell Canada International Investments Limited, a wholly-owned subsidiary of BCI;

"**BVI V**" means BCI (BVI) V Limited, the holding company through which Telecom Américas holds its interest in Telet and Americel;

"**BVI V Shares**" means the 48,030 redeemable preferred shares of BVI V to be sold by BCII to the BCE Subsidiary pursuant to the BVI V Transfer Agreement, to which are attached 80.1% of the voting rights but no economic rights in BVI V;

"**BVI V Transfer Agreement**" means the share transfer agreement between the BCE Subsidiary and BCII relating to the sale by BCII to the BCE Subsidiary of the BVI V Shares, as required under the Share Purchase Agreement;

"**Board of Directors**" means the Board of Directors of BCI;

"**Canbras**" means Canbras Communications Corp.;

"**Canbras Share Charge**" means the pledge agreements dated as of March 8, 2002 pursuant to which Telecom Américas CLEC Limited and BCI (Brazil Canbras) Limited, subsidiaries of BCI, pledged all of the common shares of Canbras held by them to the Secured Lenders as security for BCI's obligations under the Amended and Restated Credit Facility;

"**CBCA**" means the *Canada Business Corporations Act;*

"**CCAA**" means the *Companies' Creditors Arrangement Act;*

"**Central Note Register**" means the register kept by the Trustee at its principal office in the City of Montreal, which provides particulars of the registration of High Yield Notes and the registration of transfers of High Yield Notes;

"**Circular**" means this management proxy circular, including all appendices hereto, to be sent to Noteholders in connection with the Noteholders' Meeting;

"**Class Action**" means the class action lawsuit filed on April 29, 2002 with the Ontario Superior Court of Justice by certain former holders of 6.75% Debentures pursuant to which the plaintiffs are seeking court approval to proceed by way of class action on behalf of all holders of 6.75% Debentures on December 3, 2001;

"**Closing Date**" means the closing date of the Telecom Américas Disposition under the Share Purchase Agreement, which is anticipated to take place not later than August 9, 2002;

"**Comcel**" means Communicación Celular S.A. — Comcel S.A.;

"**Commitment Agreement**" means the Commitment Agreement entered into between BCE and BCI effective as of November 30, 2001 in connection with the Rights Offering;

"**Common Shares**" means the common shares of BCI;

"**Court**" means a court of competent jurisdiction under section 192(3) of the CBCA;

"**Credit Facility**" means the syndicated senior secured credit facility in a principal amount of $400 million entered into on September 17, 2001 among BCI and a group of lenders;

"**Director**" means the Director appointed pursuant to section 260 of the CBCA;

"**Fairness Opinion**" means the opinion dated May 31, 2002 from Salomon Smith Barney to the Board of Directors relating to the Telecom Américas Disposition, the full text of which is reproduced as Appendix D to the Circular;

"**First Consolidation**" means (i) if Common Shares are not issued to AIG pursuant to the exercise of the AIG Put Option and to holders of secondary warrants pursuant to the automatic exercise of such warrants before the date of the Special Meeting, the consolidation of the 4,797,313,658 currently outstanding Common Shares to 40 million Common Shares, on the basis of one post-consolidation share for approximately 120 pre-consolidation shares, or (ii) if Common Shares are issued to AIG pursuant to the exercise of the AIG Put Option and to holders of secondary warrants pursuant to the automatic exercise of such warrants on or before the date of the Special Meeting, the consolidation of the Corporation's then-outstanding Common Shares on the basis of a consolidation ratio that would result in the Corporation having 40 million outstanding Common Shares after giving effect to such consolidation;

"**Funding Agreement**" means the funding agreement and amendment dated May 31, 2002 between BCI, BCII, América Móvil and AM Latin America, and acknowledged by SBCI Brazil Holding and Telecom Américas relating to the provision of up to US$200 million of new funding to Telecom Américas by América Móvil;

"**Genesis**" means Genesis Telecom C.A.;

"**High Yield Notes**" means the $160 million aggregate principal amount of the 11% senior unsecured notes due 2004 issued by the Corporation pursuant to a prospectus dated September 21, 1999;

"**Indenture**" means the trust indenture entered into between the Corporation and Montreal Trust Company as of September 29, 1999 governing the High Yield Notes;

"**Interim Order**" means the interim order of the Court in respect of the Arrangement dated June 10, 2002, a copy of which is reproduced as Appendix C to the Circular;

"**ITA**" means the *Income Tax Act* (Canada) and the *Income Tax Regulations* thereunder;

"**Lenders' Consent**" means the consent of the Secured Lenders to the Telecom Américas Disposition by way of letter agreement dated as of May 31, 2002 containing certain amendments to the Amended and Restated Credit Facility;

"**Lenders' Put Option**" means the put option the Secured Lenders are entitled to exercise in certain circumstances under the Lenders Option Agreement;

"**Lenders Option Agreement**" means the agreement dated as of May 31, 2002 between the Secured Lenders and América Móvil pursuant to which the Secured Lenders may require América Móvil to purchase all of the Telecom Américas shares of which the Secured Lenders become the legal or beneficial owners pursuant to the Telecom Américas Share Charge;

"**Monitor**" means Ernst & Young Inc. in its capacity as court-appointed monitor to assist the Corporation as provided for in the Plan of Arrangement;

"**NASDAQ**" means the NASDAQ National Market;

"**Noteholders**" means holders of High Yield Notes;

"**Noteholders' Meeting**" means the meeting of the Noteholders to be held on July 12, 2002 at 9:00 a.m., including any adjournments and postponements thereof;

"**Notice of Application**" means the notice of application filed with the Court on behalf of BCI requesting the granting by the Court of the Interim Order, a copy of which is reproduced as Appendix B to the Circular;

"**Notice of Noteholders' Meeting**" means the Notice of Noteholders' Meeting that accompanies this Circular;

"**Plan of Arrangement**" means the Plan of Arrangement set out as Schedule I to the Special Noteholders' Act. The Plan of Arrangement will be implemented pursuant to individual plans of arrangement authorizing the successive steps of the Plan of Arrangement as approved by Approval Orders;

"**Policy Q-27**" means Quebec Securities Commission Policy No. Q-27;

"**Pro Rata Share**" means the percentage ownership of BCI in Telecom Américas;

"**Recapitalization Plan**" means the recapitalization plan, consisting of a series of transactions including the Rights Offering, announced by BCI on December 3, 2001;

"**Redemption Price**" means the aggregate redemption price of the BVI V Shares to be sold by BCII to the BCE Subsidiary pursuant to the BVI V Transfer Agreement, the redemption price per BVI V Share being equal to US$0.01;

"**Reorganization**" means the reorganization of Telecom Américas which was completed on February 8, 2002;

"**Rights Offering**" means the offering by BCI of rights to subscribe for Units consisting of deposit receipts, principal warrants and secondary warrants, which was completed on January 11, 2002;

"**Rule 61-501**" means Ontario Securities Commission Rule 61-501 — Insider Bids, Issuer Bids, Going Private Transactions and Related Party Transactions;

"**Salomon Smith Barney**" means Salomon Smith Barney Inc., BCI's financial advisor in connection with the Telecom Américas Disposition;

"**SBC**" means SBC International, Inc.;

"**SBCI Brazil Holding**" means SBC International-Brazil Holding, Ltd.;

"**Second Consolidation**" means, if applicable, the share consolidation that BCI would implement in addition to the First Consolidation if Common Shares are issued to AIG pursuant to the exercise of the AIG Put Option and to holders of secondary warrants pursuant to the automatic exercise of such warrants after the date of the Special Meeting, on the basis of a consolidation ratio that would result in the Corporation having 40 million outstanding Common Shares after giving effect to the Second Consolidation;

"**Secured Lenders**" means the secured lenders under the Amended and Restated Credit Facility;

"**Sercotel**" means Sercotel S.A. de C.V., a *sociedad anonima de capital variable* organized under the laws of Mexico, a wholly-owned subsidiary of América Móvil;

"**Sercotel Promissory Note**" means the US$220 million non-interest bearing unsecured promissory note due March 1, 2003 to be issued on the Closing Date by Sercotel to BCII and guaranteed by América Móvil and Telcel;

"**Share Consolidation**" means the First Consolidation and, if applicable, the Second Consolidation;

"**Share Purchase Agreement**" means the share purchase agreement dated as of May 31, 2002 among BCI, BCII and América Móvil pursuant to which BCI has agreed to sell its indirect interest in Telecom Américas to América Móvil;

"**Shareholder**" means a holder of Common Shares;

"**Shareholders Agreement**" means the Amended and Restated Shareholders Agreement between AM Latin America, BCII, SBC, SBC Brazil Holding and Telecom Américas dated as of April 19, 2002, concerning their undertakings regarding the management and ownership of Telecom Américas;

"**Shareholders' Circular**" means the Shareholders' Circular dated June 10, 2002, including all appendices thereto, sent to Shareholders in connection with the Special Meeting;

"**Special Meeting**" means the special meeting of Shareholders to be held on July 12, 2002 at 2:00 p.m., including any adjournments and postponements thereof;

"**Special Noteholders' Act**" *as defined in the Indenture includes a resolution* at the Noteholders' Meeting adopted by not less than two thirds of the principal amount of High Yield Notes represented at the Noteholders' Meeting, the full text of which is reproduced in Appendix A to the Circular;

"**Special Resolutions**" means, collectively, the Arrangement Resolution and the Stated Capital Resolution to be adopted by the Shareholders at the Special Meeting;

"**Stated Capital Resolution**" means the special resolution of Shareholders authorizing the reduction of stated capital of the Common Shares to $10 million and the transfer of the amount withdrawn from stated capital to the contributed surplus account of the Corporation;

"**Techtel**" means Techtel — LMDS Communicaciones Interatives, S.A.;

"**Telcel**" means Radiomóvil Dipsa, S.A. de C.V., an indirect wholly-owned subsidiary of América Móvil;

"**Telecom Américas**" means Telecom Américas Ltd.;

"**Telecom Américas Disposition**" means the sale by BCI of its indirect interest in Telecom Américas to América Móvil for a total consideration of approximately US$366 million and, as part of such disposition, the release of BCI from contingent liabilities of approximately US$250 million, subject to the terms and conditions contained in the Share Purchase Agreement;

"**Telecom Américas Share Charge**" means the agreement dated as of September 17, 2001 pursuant to which BCII pledged the common shares of Telecom Américas held by BCII to the Secured Lenders as security for BCI's obligations pursuant to the Credit Facility;

"**Telet**" means Telet S.A.;

"**Tess Notes**" means the promissory notes issued by Telecom Américas Investments Ltd., a wholly-owned subsidiary of Telecom Américas, in an aggregate principal amount of US$631.3 million in connection with the acquisition by Telecom Américas of a 100% economic interest in Tess S.A.;

"**Tess Notes Guarantee**" means the guarantee by BCI of US$315,637,500 of Telecom Américas debt represented by the Tess Notes;

"Transfer Agent" means Computershare Trust Company of Canada, transfer agent for the Common Shares;

"Trustee" means Montreal Trust Company, the Trustee appointed under the Indenture;

"TSX" means The Toronto Stock Exchange;

"Unitholders" means Shareholders who exercised their rights under the Rights Offering;

"Units" means the $440,241,800 aggregate principal amount of units offered by BCI in connection with the Rights Offering;

"Valuation Opinion" means the opinion dated May 31, 2002 from Salomon Smith Barney to the Board of Directors relating to the value of the BVI V Shares, the full text of which is reproduced as Appendix E to the Circular;

"Vesper Companies" means, collectively, Vésper S.A., Vésper São Paulo S.A. and Vento Ltda; and

"Vesper Guarantees" mean, collectively, the letters of guarantee each dated November 12, 2001 by BCI in favour of the following lenders to the Vesper Companies: Alfa Arrendamento Mercantil S.A., Banco BNL do Brasil S.A., Banco Bradesco S.A., Banco Brascan S.A., Banco Itaú S.A. and Banco Fibra S.A., which letters of guarantee contemplate an aggregate contingent liability of the Corporation of approximately US$32 million.

NOTICE TO UNITED STATES NOTEHOLDERS

The solicitation of proxies and the transactions contemplated herein involve securities of a Canadian issuer and are being effected in accordance with Canadian corporate and securities laws. Noteholders should be aware that requirements under such Canadian laws may differ from requirements under United States corporate and securities laws relating to United States corporations.

The unaudited pro forma consolidated financial statements of BCI included as Appendix F to the Circular, and the audited consolidated financial statements of BCI for the years ended December 31, 2001 and 2000 and the unaudited consolidated financial statements of BCI for the three months ended March 31, 2002 incorporated by reference in the Circular, have been prepared in accordance with Canadian generally accepted accounting principles, which differ from United States generally accepted accounting principles in certain material respects, and are subject to Canadian auditing and auditor independence standards. Such financial statements thus may not be comparable to pro forma financial statements prepared by United States companies.

United States Noteholders are advised to consult their tax advisors to determine the particular tax consequences to them of the transactions contemplated in the proposed Arrangement of BCI.

Enforcement by Noteholders of civil remedies under the United States securities laws may be affected adversely by the fact that the Corporation is organized under the laws of a jurisdiction other than the United States, that some of BCI's officers and directors are residents of countries other than the United States, and that all or a substantial portion of the assets of BCI's may be located outside the United States.

MANAGEMENT PROXY CIRCULAR OF BELL CANADA INTERNATIONAL INC.

This Circular is furnished in connection with the solicitation by the management of BCI of proxies to be used at the Noteholders' Meeting to be held in Montréal, Québec on July 12, 2002 at 9:00 a.m., and at any adjournment thereof. Solicitation of proxies will be primarily by mail, supplemented by telephone or other contact by employees or agents of the Corporation at a nominal cost, and all costs thereof will be borne by the Corporation.

PROVISIONS RELATING TO PROXIES

Appointment and Revocation of Proxies

All High Yield Notes represented by properly executed proxies received by our transfer agent, Computershare Trust Company of Canada by mail at P.O. Box 1542, Station B, Montréal, Québec H3B 3L2, or delivered in person at 1500 University Street, Suite 700, Montréal, Québec, **prior to 4:45 p.m. (Montréal time) on Thursday, July 11, 2002** will be voted for or against or withheld from voting, in accordance with the instructions of the Noteholder as specified thereon, on any ballot that may be called at the Noteholders' Meeting. **In the absence of such instructions, the persons whose names are printed on the form of proxy will vote FOR the Special Noteholders' Act approving the proposed Arrangement.**

The form of proxy enclosed herewith, when properly signed, confers discretionary authority on the person or persons named as proxyholder with respect to all amendments or variations to matters identified in the Notice of Noteholders' Meeting and to any other matter which may properly come before the Noteholders' Meeting. Management is not aware of any such amendments, variations or other matters.

The persons named in the enclosed form of proxy are directors and/or senior officers of the Corporation. **Every Noteholder has the right to appoint as proxy holder a person, who need not be a Noteholder, other than the persons set out in the attached form of proxy. This can be done by striking out the three printed names set out in the form of proxy, and inserting the name of such other person in the blank space provided.**

A proxy must be in writing and must be executed by the Noteholder or by the Noteholder's attorney authorized in writing. A Noteholder who has given a proxy may revoke it by depositing an instrument in writing executed by the Noteholder or by the Noteholder's attorney authorized in writing with the Corporate Secretary of the Corporation at 1000 de La Gauchetière Street West, Suite 1200, Montréal, Québec, Canada H3B 4Y8, at any time up to and including the last business day preceding the day of the Noteholders' Meeting, or any adjournment thereof, or by depositing it with the chairman of the Noteholders' Meeting on the day of the Noteholders' Meeting, or any adjournment thereof. A Noteholder may also revoke a proxy in any other manner permitted by applicable law.

Beneficial Owners

Only registered Noteholders' or the person(s) they appoint as their proxyholder are permitted to vote at the Noteholders' Meeting. However, in this case, High Yield Notes beneficially owned by a holder (a **"Beneficial Owner"**) are not registered in the name of the holder but are rather registered in the name of a clearing agency, the Canadian Depository for Securities Limited (**"CDS"**), of which banks, trust companies, securities dealers or brokers (the **"Intermediaries"**), among others, are participants. In accordance with the requirements of National Policy Statement No. 41 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Noteholders' Meeting, this Circular and a form of proxy (collectively, the **"Noteholders' Meeting Materials"**) to CDS and Intermediaries for onward distribution to Beneficial Owners.

Intermediaries are required to forward the Noteholders' Meeting Materials to Beneficial Owners unless a Beneficial Owner has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Noteholders' Meeting Materials to Beneficial Owners. Generally, Beneficial Owners who have not waived the right to receive Noteholders' Meeting Materials will either:

a) be given a form of proxy which is not signed by the Intermediary and which, when properly completed and signed by the Beneficial Owner and returned to the Intermediary or its service company, will constitute voting instructions (often called a "voting instruction form" or a "proxy authorization form") which the Intermediary must follow. Typically, the Beneficial Owner will also be given a page of instructions which contains a removable label containing a bar code and other information. In order for the form of proxy to be validly constituted, the Beneficial Owner must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

b) less typically, be given a form of proxy which has already been signed by the Intermediary (typically by facsimile, stamped signature), which is restricted as to the principal amount of High Yield Notes beneficially owned by the Beneficial Owner but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Beneficial Owner when submitting the proxy. In this case, the Beneficial Owner who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Computershare Trust Company of Canada as provided under ''— Appointment and Revocation of Proxies'' above.

In either case, the purpose of this procedure is to permit Beneficial Owners to direct the voting of the High Yield Notes which they beneficially own. Should a Beneficial Owner who receives either form of proxy wish to vote at the Noteholders' Meeting in person (or have another person attend and vote on behalf of the Beneficial Owner), the Beneficial Owner should strike out the names of the persons named in the proxy and insert the Beneficial Owner's (or such other person's) name in the blank space provided. In either case, Beneficial Owners should carefully follow the instructions of their Intermediary, including those regarding when and where the form of proxy is to be delivered.

Solicitation of Proxies

The Corporation has retained the services of National Bank Financial Inc. to form and manage a soliciting dealer group to solicit proxies on behalf of the management of the Corporation from the Noteholders. The soliciting dealer group, including National Bank Financial Inc., will be paid a solicitation fee for each proxy in favour of the Special Noteholders' Act solicited by a member of the soliciting dealer group on the basis of $7.50 for each $1,000 of principal amount of High Yield Notes, subject to a minimum fee of $90 and a maximum fee of $1,500 in respect of each single beneficial owner thereof, provided that the Special Noteholders' Act is approved at the Noteholders' Meeting. However, in the case of a beneficial owner of less than $5,000 of principal amount of High Yield Notes for which a proxy in favour of the Special Noteholders' Act is received, no solicitation fee shall be payable.

PROVISIONS RELATING TO VOTING AND PRINCIPAL NOTEHOLDERS

As at the close of business on June 7, 2002, the aggregate principal amount of High Yield Notes outstanding was $160 million. At the Noteholders' Meeting, each Noteholder, whether present in person or represented by proxy, is entitled to one vote for each $1,000 principal amount of High Yield Notes held.

Only Noteholders registered in the Central Note Register kept by the Trustee at the close of business on the Record Date, being June 7, 2002, or their duly appointed proxies, will be entitled to attend or to register a vote at the Noteholders' Meeting, unless High Yield Notes are transferred after that date and the transferee establishes that he or she owns the High Yield Notes and demands by the close of business on July 2, 2002, that his or her name be included in the list of Noteholders entitled to vote.

There are no persons who, to the knowledge of the directors and officers of the Corporation, beneficially own, or exercise control or direction over 10% or more of the outstanding High Yield Notes.

OVERVIEW

Since early 2001, the global telecommunications industry has experienced an unprecedented decline in values and creditworthiness. This, in turn, has significantly reduced the ability of telecommunications companies to access the debt and equity markets to support their businesses. Telecom Américas, a joint venture between BCI, América Móvil and SBC and BCI's principal operating investment, has been particularly affected by such conditions. Specifically, recent financial and economic developments in Brazil, among them the default in late March 2002 by a significant telecommunications company on approximately US$1.6 billion of debt, have contributed to a liquidity crisis at Telecom Américas. Telecom Américas' lenders have required that its outstanding short-term bank debt, which totalled approximately US$254 million as at April 30, 2002, be repaid or significantly reduced. Given Telecom Américas' limited access to capital, its shareholders have become the only practical source of capital.

These events also have had an immediate impact on BCI's liquidity and, as such, BCI does not have the capacity to provide further funding to support Telecom Américas. If BCI's partners in Telecom Américas provide it with the funding it requires in the short term to meet its obligations, and assuming BCI does not contribute its proportionate share of such funding, BCI's interest in Telecom Américas would be significantly diluted. If, on the other hand, Telecom Américas' other shareholders do not provide the necessary funding, Telecom Américas would become insolvent. Such an insolvency could trigger a cross-acceleration of BCI's outstanding indebtedness under the Amended and Restated Credit Facility and its obligations under the High Yield Notes and the Tess Notes Guarantee. In part in recognition of these factors, on May 9, 2002, Moody's Investors Services downgraded BCI's High Yield Notes from B2 to Ca, with a negative outlook.

As a result of the foregoing, BCI has negotiated a transaction whereby América Móvil will purchase BCI's interest in Telecom Américas for a total consideration of approximately US$366 million. In addition, as part of the transaction, BCI will be released from contingent liabilities relating to Telecom Américas of approximately US$250 million. BCI does not believe that any other party would make a comparable offer and it believes that the Telecom Américas Disposition is beneficial for all of its stakeholders. The Telecom Américas Disposition, together with the anticipated proceeds from the disposition of BCI's remaining assets, Canbras and Axtel, should permit BCI to repay fully the Secured Lenders, and subject to the resolution of certain contingent claims against the Corporation, would likely permit BCI to repay its unsecured creditors and make a distribution to Shareholders. See "The Arrangement — Reasons to Approve the Arrangement".

Following the public announcement of the Telecom Américas Disposition, Moody's Investor Services placed BCI's High Yield Notes under review for possible upgrade. Their review will be dependent on the successful closing of the Telecom Américas Disposition.

If the Telecom Américas Disposition fails to close, BCI's ability to pay unsecured creditors, including Noteholders, and possibly to make a distribution to Shareholders could be jeopardized. Failure to close the Telecom Américas Disposition by August 9, 2002 would entitle the Secured Lenders to declare all outstanding indebtedness under the Amended and Restated Credit Facility immediately due and payable and to immediately enforce their security interests pursuant to the Telecom Américas Share Charge (as well as the Canbras Share Charge). See "The Telecom Américas Disposition". The Secured Lenders would then be entitled, under the terms of the Lenders Option Agreement, to require América Móvil to purchase all of the Telecom Américas shares to which the Secured Lenders acquire title pursuant to the exercise of their rights as secured creditors.

The Lenders Option Agreement further provides that, in the absence of a court order prohibiting the exercise or consummation of the Lenders' Put Option on or before March 1, 2003, América Móvil would be required to purchase the Telecom Américas shares on the same monetary terms as under the Share Purchase Agreement, that is, the cash payment of approximately US$146 million on the applicable closing date and the issuance of a promissory note of Sercotel (guaranteed by América Móvil and Telcel) due March 1, 2003 in the principal amount of US$220 million. All outstanding indebtedness under the Amended and Restated Credit Facility would be repaid to the Secured Lenders under this scenario, since the cash payment at closing would exceed the total amount of such indebtedness. Moreover, upon the consummation of the Lenders' Put Option, BCI would be released from its obligations under the Tess Notes Guarantee and the ATL Guarantee. In this respect, BCI would be in the same position following the exercise of the Lenders' Put Option as it would have been if the Telecom Américas Disposition had closed, that is: it would be entitled to the balance of the closing cash payment of approximately US$146 million after deducting the amounts owing under the Amended and Restated Credit Facility (which as at May 31, 2002 was approximately $174 million); it would become the holder of the US$220 million promissory note; and it would no longer be subject to the contingent liabilities under the Tess Notes Guarantee and the ATL Guarantee.

However, the acceleration of outstanding indebtedness under the Amended and Restated Credit Facility that would result if the Telecom Américas Disposition fails to close would result in a cross-acceleration of the High Yield Notes and the Tess Notes Guarantee, and BCI would not have sufficient cash on hand to satisfy these obligations. As a result, BCI would be forced to seek creditor protection in insolvency proceedings under the CCAA. Such an eventuality could be detrimental to all BCI stakeholders. Under CCAA proceedings, in contrast to statutory arrangements undertaken by solvent CBCA companies (such as BCI), in order to effect fundamental changes under court supervision, companies may, under certain circumstances, be forced to dispose of assets on a basis that does not allow for their full value to be realized, thus reducing the amounts that may be distributed to stakeholders. This unattractive scenario would be avoided if Shareholders and Noteholders approve the Arrangement, including the Telecom Américas Disposition. See "The Arrangement — Reasons to Approve the Arrangement".

The proposed Arrangement offers other potentially significant benefits to BCI stakeholders. In light of the Class Action and certain other actual and threatened litigation against BCI, any distributions to BCI stakeholders from the proceeds of the Telecom Américas Disposition (except to the Secured Lenders) could be delayed for several years while such claims are being adjudicated. However, pursuant to the proposed Arrangement, BCI will seek court approval for an orderly and expeditious claims process to identify, adjudicate and resolve all contingent claims against BCI in a timely and fair manner. Such a claims process, if approved by the Court, would permit the resolution of contingent claims against BCI to proceed in tandem with BCI's efforts to dispose of its remaining assets after the Telecom Américas Disposition.

As a result, BCI seeks approval of the Arrangement Resolution authorizing a proposed Plan of Arrangement under the CBCA pursuant to a Court order approving the Plan of Arrangement, including:

- the performance by BCI of all of its obligations pursuant to the Share Purchase Agreement to effect the Telecom Américas Disposition;
- the Share Consolidation;
- the appointment of Ernst & Young Inc. as the Monitor to perform the mandate set out in the Plan of Arrangement;
- with the assistance of the Monitor and under the supervision of the Court, BCI's continued management of its remaining assets for purposes of disposing of such assets in an orderly manner;
- BCI's development, with the assistance of the Monitor, of recommendations to the Court with respect to the identification of claims against BCI and a process for adjudicating and determining such claims;
- following the disposition of all the assets of BCI and the determination of all claims against BCI, the liquidation of BCI and the final distribution to BCI's creditors and Shareholders with the assistance of the Monitor and the approval of the Court; and
- following the liquidation of BCI and the final distribution to BCI's creditors and Shareholders, the dissolution of BCI.

As the successive steps of the Plan of Arrangement are effected pursuant to Approval Orders, to the extent necessary the Corporation will file with the Director individual plans and Articles of Arrangement in order to give effect to such steps. No such seeking of Approval Orders or filing of individual plans or Articles of Arrangement or of any other articles will require Shareholder approval in addition to that provided by the adoption of the Arrangement Resolution at the Special Meeting. The Corporation may amend, modify and/or supplement the Plan of Arrangement at any time and from time to time provided that any such amendment, modification or supplement must be contained in a written document which is filed with and approved by the Court and communicated to such persons as the Court may direct.

Salomon Smith Barney, BCI's financial advisor, has delivered an opinion to the Board of Directors that the Telecom Américas Disposition is fair, from a financial point of view, to BCI. See "Deliberations and Recommendations — Opinions of BCI's Financial Advisors — Fairness Opinion."

The Corporation also seeks Shareholder approval to pass the Stated Capital Resolution which would, if adopted, reduce the stated capital of the currently outstanding Common Shares to $10 million and transfer the amount withdrawn from stated capital to the contributed surplus account of the Corporation in order to comply with certain corporate law requirements relating to the Arrangement. This resolution, which does not involve a transfer or payment of corporate assets, is necessary for the Corporation to meet certain tests set out in the CBCA which must be met in order for BCI to proceed with the Arrangement.

The Board of Directors has unanimously recommended that Noteholders vote in favour of the Special Noteholders' Act at the Noteholders' Meeting. See "Deliberations and Recommendations — Deliberations and Recommendations of the Board of Directors".

BACKGROUND TO THE ARRANGEMENT

BCI, through joint ventures and subsidiaries, owns, develops and operates advanced communications companies in markets outside Canada with a focus on Latin America. BCI currently holds the majority of its investments through Telecom Américas, a facilities-based communications company formed on November 16, 2000 which BCI holds jointly with América Móvil and SBC. BCI currently owns, indirectly, 42% of the issued and outstanding common shares (39% of the total number of issued and outstanding common and preferred shares) of Telecom Américas.

Telecom Américas Reorganization

On February 8, 2002, BCI with its partners América Móvil and SBC, completed the Reorganization of Telecom Américas in order, in part, to address the funding requirements of Telecom Américas. The Reorganization transformed Telecom Américas into a company focused on the Brazilian mobile wireless market and gave effect to the following:

- The transfer by Telecom Américas of its 77.1% interest in Comcel to América Móvil;
- The transfer by América Móvil of US$80 million and its 41% interest in ATL to Telecom Américas;
- The distribution by Telecom Américas of its 75.6% interest in Canbras to BCI;
- The distribution by Telecom Américas of its 60% interest in Techtel to América Móvil, which was effective on May 22, 2002; and
- The distribution by Telecom Américas of its 59.1% interest in Genesis equally to BCI and América Móvil.

In conjunction with the Reorganization, Telecom Américas also obtained additional financings to reduce short-term debt and to fund its operating requirements, including capital expenditures.

Following the announcement of the Reorganization, the ''Brazil Mobile'' segment remains the only continuing operation of Telecom Américas for accounting purposes and thus is treated as the only active business segment of BCI.

Recapitalization Plan

On December 3, 2001, BCI announced the Recapitalization Plan to enable BCI to meet its short-term funding obligations, to avoid the acceleration of indebtedness, and to position BCI and its Shareholders to benefit in any future recovery in the values of Latin American telecommunications companies. The Recapitalization Plan included the following:

- A Rights Offering to holders of Common Shares for gross proceeds of approximately $440 million. Principal warrants were issued to Unitholders which entitled them to have Common Shares issued to them on February 15, 2002 at a discount of 49% of the weighted average trading price of Common Shares on the TSX for 20 consecutive trading days ending on February 8, 2002.
- Unitholders also received secondary warrants on February 15, 2002. The purpose of the secondary warrants was to attract the new capital by ensuring that AIG's exercise of the AIG Put Option did not dilute the equity position of Unitholders in BCI. The secondary warrants entitle the Unitholders to a further issuance of Common Shares if the exercise price of the AIG Put Option is lower than the weighted average trading price used in determining the price at which the principal warrants were exercised. If this occurs, each Unitholder will receive a number of additional Common Shares which, when combined with the number of Common Shares received upon exercise of the principal warrants, will equal the number of Common Shares the Unitholder would have received if the weighted average trading price used in determining the price at which the principal warrants were exercised had been the same as the price per Common Share issued to AIG upon exercise of the AIG Put Option.
- Settlement of convertible subordinated unsecured debt obligations totalling approximately $478 million by the issuance of Common Shares on February 15, 2002. These obligations included principal in the amount of $400 million owing under the 1999 Debentures and principal and interest in the amount of $78 million owing to BCE pursuant to the BCE Loan.
- The entering into of the Amended and Restated Credit Facility on March 8, 2002 in the reduced amount of $230 million but with an extended maturity to March 8, 2003.

Net proceeds of the Rights Offering were used to pay the $40 million accrued interest owed to holders of the 1999 Debentures and to reduce by $170 million the outstanding indebtedness of BCI under the Credit Facility. Approximately $150 million was used to fund BCI's equity commitments to Telecom Américas, of which $30 million was invested during the first quarter of 2002 and $120 million was invested early in the second quarter to fund a portion of the first payment of the Tess Notes due on April 9, 2002. The remaining proceeds are being used for general corporate purposes.

AIG Put Option

As of the date of the Circular, AIG has not exercised the AIG Put Option. As of June 7, 2002, BCI's obligation to AIG under the AIG Put Option Agreement amounted to approximately $178 million. If AIG had exercised the AIG Put Option on such date at a share price of $0.0205, being the 10-day average trading price of the Common Shares ending on the trading day prior to such date, BCI would have been required to issue 8,702,544,895 Common Shares to AIG to satisfy BCI's obligations under the AIG Put Option Agreement. The issuance of Common Shares to AIG at such a share price would have automatically triggered the exercise of the secondary warrants, pursuant to which 39,119,268,220 additional Common Shares would have been issued to their holders. Assuming these events had occurred as of June 7, 2002, BCI would have had 52,619,126,773 issued and outstanding Common Shares, and BCE's ownership interest in BCI would have increased from 62.2% to 71.7%. As the 10-day average trading price declines, the number of Common Shares issuable pursuant to the exercise of the AIG Put Option and the automatic exercise of the secondary warrants significantly increases.

AIG is not obligated to exercise the AIG Put Option. As the owner of shares of the BCI-Comcel Subsidiary, AIG may choose to sell such shares to a third party and thus not avail itself of the AIG Put Option. Upon the completion by AIG of such a transaction, the AIG Put Option would automatically terminate. Alternatively, the AIG Put Option may expire in accordance with its terms at the close of business on December 11, 2002 if AIG elects not to exercise it. Under either of these scenarios, no additional Common Shares would be issued to AIG and, therefore, the secondary warrants would not be triggered and would automatically expire.

Financial Obligations and Contingent Liabilities

As of the date hereof, all elements of the Recapitalization Plan have been completed, except for the exercise of the AIG Put Option. As a result, before giving effect to the Arrangement, BCI has the following debt still outstanding:

- Approximately $174 million under the Amended and Restated Credit Facility due March 2003; and
- $160 million principal amount of High Yield Notes due September 2004.

In addition to the debt outstanding under the Amended and Restated Credit Facility and to Noteholders, BCI also has the following guarantees and principal contingent liabilities:

- If exercised, approximately $178 million owing as of June 7, 2002 to AIG under the AIG Put Option (which BCI intends to settle by issuing Common Shares);
- Approximately US$211 million principal amount under the Tess Notes Guarantee due in two installments (April 2003 and April 2004);
- Approximately US$39 million under the ATL Guarantee;
- Approximately US$32 million under the Vesper Guarantees, of which 25% of the debt guaranteed is due by the Vesper Companies in 2004 and the remaining 75% is due in 2005. Payment of the Vesper Guarantees can be demanded if the Vesper Companies default in repaying their obligations at maturity or upon an early acceleration by the lenders, or in the event of the liquidation or dissolution of BCI. The Arrangement ultimately will result in the liquidation and dissolution of BCI. Accordingly, the Vesper Guarantees may become payable not only if the Vesper Companies default on their payment obligations, but also if the liquidation or dissolution of BCI occurs before the Vesper Companies discharge their payment obligations. To the extent BCI pays the Vesper Guarantees, it will become a creditor of the Vesper Companies;
- Comcel is currently involved in litigation whereby plaintiffs are claiming damages of approximately US$70 million relating to the provision by Comcel of long-distance services through voice-over internet protocol (VOIP) between December 1998 and September 1999. BCI has agreed to indemnify Comcel for the initial US$5 million of damages and for any damages Comcel may suffer in excess of US$7.5 million. Comcel is responsible for any damages incurred in excess of US$5 million and up to US$7.5 million;
- The Class Action, which seeks damages of $250 million and punitive damages and other amounts totalling $35 million; and
- Threatened litigation by an institutional investor which formerly held 6.50% Debentures and 6.75% Debentures. The Corporation is unable to ascertain the ultimate amount of monetary liability or financial impact of this matter.

BCI is of the view that the allegations contained in the Class Action and in the letters sent to BCI by the institutional investor referred to above, are without merit. BCI intends to take all necessary action to defend its position with respect to each such claim. However, there can be no assurance that BCI will be successful in defending against such claims. With respect to the Comcel litigation, BCI believes, based on the advice of its Colombian counsel, that the damages allegations will be subject to defences on the merits and that substantially all of the claims lack a sufficient evidentiary basis. However, there can be no assurance that Comcel will be successful in its defence.

Inability to Obtain Additional Financing

Prior to Telecom Américas' recent liquidity crisis, BCI expected that its outstanding financial obligations would be settled with the proceeds from the future sale of BCI's discontinued operations, Canbras and Axtel, or through new financings. However, as a result in part of the global decline in the values and creditworthiness of telecommunications companies generally, and the weak state of the equity and debt markets for emerging market telecommunications companies in particular, the value of BCI's assets and its ability to raise capital have been negatively impacted. Moreover, BCE has announced that it no longer considers BCI to be a core investment and that BCE does not intend to invest any additional funds in BCI.

Telecom Américas Liquidity Crisis

Since early 2001, the global telecommunications industry has experienced an unprecedented decline in values and creditworthiness. This, in turn, has significantly reduced the ability of telecommunications companies to access the debt and equity markets to support their businesses. Telecom Américas has been particularly affected by such conditions. Specifically, recent financial and economic developments in Brazil, among them the default in late March 2002 by a significant telecommunications company on approximately US$1.6 billion of debt, have contributed to a liquidity crisis at Telecom Américas. Telecom Américas' lenders have required that its outstanding short-term bank debt, which totalled approximately US$254 million as at April 30, 2002, be repaid or significantly reduced. Given Telecom Américas' limited access to capital, its shareholders have become the only practical source of capital.

These events have had an immediate impact on BCI's liquidity and, as such, BCI does not have the capacity to provide further funding to Telecom Américas. If BCI's partners in Telecom Américas provide it with the funding it requires in the short term to meet its obligations, and assuming BCI does not contribute its proportionate share of such funding, BCI's interest in Telecom Américas would be significantly diluted. If, on the other hand, Telecom Américas' other shareholders do not supply the necessary funding, Telecom Américas would become insolvent. Such an insolvency could trigger a cross-acceleration of BCI's outstanding indebtedness under the Amended and Restated Credit Facility and its obligations under the High Yield Notes and the Tess Notes Guarantee.

THE TELECOM AMÉRICAS DISPOSITION

In order to resolve Telecom Américas' liquidity issues, América Móvil indicated to BCI that it would be prepared to assume all of Telecom Américas' funding requirements if it could obtain control of Telecom Américas. Following negotiations between BCI and América Móvil, and after having obtained approval (on May 28, 2002) of the Board of Directors, on May 31, 2002 BCI, BCII (through which BCI holds its investment in Telecom Américas) and América Móvil entered into the Share Purchase Agreement and related transaction documents pursuant to which BCI agreed to indirectly sell all of its interest in Telecom Américas to América Móvil.

The following are the key terms of the Telecom Américas Disposition:

- On the Closing Date, América Móvil will make a cash payment to BCII in an amount of approximately US$146 million;
- Also on the Closing Date, América Móvil will cause its subsidiary Sercotel to issue to BCII the US$220 million Sercotel Promissory Note;
- Pursuant to the Funding Agreement, América Móvil has the right to provide funding to Telecom Américas in an amount of US$200 million and, upon such funding, BCII's veto rights under the Shareholders Agreement will be extinguished and its right to appoint three representatives on the board of directors of Telecom Américas will be forfeited. On May 31, 2002, América Móvil provided US$200 million in funding to Telecom Américas;
- BCI will be released, effective as of the Closing Date, from its obligations under the Tess Notes Guarantee and the ATL Guarantee in the aggregate amount of approximately US$250 million;

- The BVI V Shares will be transferred from BCII to the BCE Subsidiary pursuant to the BVI V Transfer Agreement. See ''The Arrangement — Interest of Certain Persons in the Arrangement and the Telecom Américas Disposition''; and
- As a condition precedent to closing, by August 9, 2002, BCI must obtain from the Court an order which has not been stayed approving the performance by BCI of its obligations under the Share Purchase Agreement.

Prior to entering into the Share Purchase Agreement and ancillary transaction documents relating to the Telecom Américas Disposition, BCI sought and obtained the Lenders' Consent, which was required because the disposition by BCI of its interest in Telecom Américas and certain other elements of the proposed Arrangement would otherwise have constituted events of default under the Amended and Restated Credit Facility. Pursuant to the Lenders' Consent, BCI and the Secured Lenders agreed, among other things, (i) to reduce, effective May 31, 2002, the principal amount of the Amended and Restated Credit Facility from $230 million to $200 million, (ii) to advance the maturity date from March 8, 2003 to August 9, 2002 and (iii) that BCI will repay all outstanding indebtedness under the Amended and Restated Credit Facility as of the Closing Date. See ''The Arrangement — Lenders' Consent''.

The Lenders' Consent also provides that an event of default under the Amended and Restated Credit Facility would arise if BCI and BCII are unable to close the Telecom Américas Disposition on or before August 9, 2002 for any reason, including the failure to obtain the requisite approvals from Shareholders or Noteholders or because of the existence of a court order prohibiting the closing from taking place. Under such circumstances, the Secured Lenders would be entitled to declare all outstanding indebtedness under the Amended and Restated Credit Facility immediately due and payable and, consequently, to immediately enforce their security interest in the Telecom Américas shares pursuant to the Telecom Américas Share Charge. The Secured Lenders would also be entitled to enforce their security interest in the common shares of Canbras pursuant to the Canbras Share Charge.

In order to address this possible outcome, the Secured Lenders and América Móvil entered into the Lenders Option Agreement, which provides that if the Secured Lenders obtain legal or beneficial title to the Telecom Américas shares, the Secured Lenders would be entitled to exercise the Lenders' Put Option requiring América Móvil to purchase such shares. If such option is exercised on or prior to March 1, 2003, the consideration to be paid by América Móvil for such shares will be substantially identical to the consideration that would have been paid under the Share Purchase Agreement, that is, a cash payment of approximately US$146 million on the applicable closing date and the issuance of a promissory note of Sercotel due March 1, 2003 in the principal amount of US$220 million. If the Lenders' Put Option is exercised between March 2, 2003 and June 30, 2003, the consideration to be paid by América Móvil would be equal to the fair market value of the Telecom Américas shares, such amount to be not less than the outstanding indebtedness under the Amended and Restated Credit Facility or more than US$370 million. If not exercised on or prior to June 30, 2003, the Lenders' Put Option will expire, after which time América Móvil would have the right to require the Secured Lenders to sell the Telecom Américas shares to América Móvil at fair market value, such amount to be not less than the outstanding indebtedness under the Amended and Restated Credit Facility.

DELIBERATIONS AND RECOMMENDATIONS

Deliberations and Recommendations of the Board of Directors

During meetings held in April and May 2002, the Board of Directors met to discuss, among other things, BCI's financial condition and to monitor the liquidity, operations and prospects of Telecom Américas. The Board of Directors was advised that because of the default in late March 2002 by a significant telecommunications company in Brazil on approximately US$1.6 billion of debt, Telecom América's lenders had required that its outstanding short-term bank debt, which totalled approximately US$254 million as at April 30, 2002, be repaid or significantly reduced. On May 10, 2002, the Board of Directors was advised that América Móvil had indicated that it would be prepared to assume all of Telecom Américas' funding requirements if it could obtain control of Telecom Américas, and that América Móvil and BCI management entered into discussions concerning a transaction whereby América Móvil would acquire BCI's stake in Telecom Américas for approximately US$366 million. As part of the transaction, BCI would also be released from the Tess Notes Guarantee and the ATL Guarantee in an aggregate amount of approximately US$250 million. See ''Background to the Arrangement — Telecom Américas Liquidity Crisis'' and ''The Telecom Américas Disposition''. Based on the foregoing, the Board of Directors authorized management of BCI to continue discussions with América Móvil with a view to concluding definitive documentation to implement the Telecom Américas Disposition.

After careful consideration of the merits of the proposed transaction; the terms of the Share Purchase Agreement and ancillary agreements; the opinion of Salomon Smith Barney as to the fairness of the Telecom Américas Disposition from a financial point of view to the Corporation; the opinion of Salomon Smith Barney as to the fair value of the BVI V Shares; and other factors deemed relevant by the Board of Directors, at its meeting on May 28, 2002 the Board of Directors authorized, subject to requisite approvals, the proposed Arrangement, the Telecom Américas Disposition, the entering into by BCI of the Share Purchase Agreement and ancillary agreements, the Lenders' Consent, the Share Consolidation and the reduction in the stated capital of the Common Shares.

The Board of Directors unanimously recommends that Noteholders vote in favour of the Special Noteholders' Act at the Noteholders' Meeting.

Opinions of BCI's Financial Advisors

BCI engaged Salomon Smith Barney to act as financial advisor in connection with the transactions described below. In connection with such engagement, Salomon Smith Barney rendered the Fairness Opinion and the Valuation Opinion, both of which are summarized below and attached as appendices hereto, and received customary fees for its services.

Salomon Smith Barney is an internationally recognized investment banking firm that provides financial services in connection with a wide range of business transactions. As part of its business, Salomon Smith Barney regularly engages in the valuation of companies and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other purposes. In addition, Salomon Smith Barney has experience in providing financial advisory services to companies engaged in businesses in Latin America and in particular the telecommunications industry in Latin America.

Fairness Opinion

On May 28, 2002 , Salomon Smith Barney delivered its oral opinion to the Board of Directors that, as of that date, the consideration for the sale by BCII of 10,353.94 common shares of Telecom Américas to América Móvil pursuant to the Share Purchase Agreement, and for the sale by BCII of the BVI V Shares, being the 48,030 preferred shares of BVI V, par value US$1.72494 per share, to the BCE Subsidiary pursuant to the BVI V Transfer Agreement, and taking into account the releases of BCI's obligations under the Tess Notes Guarantee and the ATL Guarantee, is fair from a financial point of view to BCII and BCI. This oral opinion was subsequently confirmed in a written opinion dated May 31, 2002.

The full text of the written opinion of Salomon Smith Barney is set forth as Appendix D to this Circular and sets forth the assumptions made, procedures followed and matters considered by Salomon Smith Barney. Noteholders are urged to read Salomon Smith Barney's opinion in its entirety. References to the opinion in this document and the discussion of the opinion included below are qualified in their entirety by reference to the full text of the opinion. The Salomon Smith Barney opinion does not constitute a recommendation of how Noteholders should vote on any matter.

In arriving at its opinion, Salomon Smith Barney held discussions with certain officers, employees and other representatives of BCI and Telecom Américas concerning the businesses, operations and prospects of Telecom Américas and BVI V and held discussions with certain officers of América Móvil concerning the creditworthiness of América Móvil. Salomon Smith Barney examined certain publicly available business and financial information relating to Telecom Américas, BVI V and América Móvil as well as certain financial forecasts and other information and data for Telecom Américas and BVI V that were provided to Salomon Smith Barney or otherwise discussed with the respective managements of BCI and Telecom Américas. In connection with Salomon Smith Barney's engagement, it was not requested to, and did not, approach third parties to solicit indications of interest in the possible acquisition of Telecom Américas, BCII or BCII's interest in Telecom Américas or the BVI V Shares. In addition to the foregoing, Salomon Smith Barney conducted such other analyses and examinations and considered such other financial, economic and market criteria as it deemed appropriate in arriving at its opinion.

In rendering its opinion, Salomon Smith Barney assumed and relied, without any responsibility for independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with Salomon Smith Barney. Salomon Smith Barney was advised by the management of BCI and Telecom Américas that financial forecasts reviewed by it or otherwise discussed with it were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of BCI and Telecom Américas as to the future financial performance of Telecom Américas and BVI V, and Salomon Smith Barney expressed no opinion with respect to such forecasts or the assumptions on which they are based. Salomon Smith Barney has not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of BCII, Telecom Américas or BVI V, nor has it made any physical inspection of the properties or assets of BCII, Telecom Américas or BVI V. Salomon Smith Barney's opinion does not address BCII's underlying business decision to effect the transactions as outlined in the opinion, and Salomon Smith Barney expressed no view on the effect on BCII of the transactions. Salomon Smith Barney also expressed no view on the solvency or ongoing business viability of BCII following the consummation of the transactions. Salomon Smith Barney's opinion is necessarily based upon information available to it, and financial, stock market and other conditions and circumstances existing and disclosed to us, as of the date of the opinion.

Valuation Opinion

On May 28, 2002, Salomon Smith Barney delivered its oral opinion to the Board of Directors that, as of that date, the fair value of the BVI V Shares, being the 48,030 redeemable preferred shares of BVI V to be sold by BCII to the BCE Subsidiary pursuant to the BVI V Transfer Agreement, taking into account the amendment to the Memorandum and Articles of Association of BVI V, is in the range of US$0 to US$82,849. This oral opinion was subsequently confirmed in a written opinion dated May 31, 2002.

The full text of the written opinion of Salomon Smith Barney is set forth as Appendix E to the Circular and sets forth the assumptions made, procedures followed and matters considered by Salomon Smith Barney.

Noteholders are urged to read Salomon Smith Barney's opinion in its entirety. References to the opinion in this document and the discussion of the opinion included below are qualified in their entirety by reference to the full text of the opinion. The Salomon Smith Barney opinion does not constitute a recommendation of how Noteholders should vote on any matter.

In arriving at its views, Salomon Smith Barney reviewed the Memorandum and Articles of Association of BVI V, including the amendment thereto to be effected pursuant to the Share Purchase Agreement. Salomon Smith Barney held discussions with certain officers, employees and other representatives of BCI and Telecom Américas concerning the businesses, operations and prospects of the properties and assets of BVI V. Salomon Smith Barney examined certain publicly available business and financial information relating to the properties and assets of BVI V and certain financial forecasts and other information and data for the properties and assets of BVI V that were provided to Salomon Smith Barney or otherwise discussed with it by the management of BCI and Telecom Américas. In connection with Salomon Smith Barney's engagement, it was not requested to, and did not, approach third parties to solicit indications of interest in the possible acquisition of the BVI V Shares. In addition to the foregoing, Salomon Smith Barney conducted such other analyses and examinations and considered such other financial, economic and market criteria as it deemed appropriate in arriving at its opinion.

In rendering its views, Salomon Smith Barney assumed and relied, without any responsibility for independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with Salomon Smith Barney. Salomon Smith Barney was advised by the management of BCI and Telecom Américas that financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of BCI and Telecom Américas as to the future financial performance of BVI V, and Salomon Smith Barney expressed no opinion with respect to such forecasts or the assumptions on which they are based. Salomon Smith Barney has not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of BVI V, nor has it made any physical inspection of the properties or assets of BVI V. Salomon Smith Barney's views are necessarily based upon information available to it, and financial, stock market and other conditions and circumstances existing and disclosed to it, as of the date of its opinion.

THE ARRANGEMENT

Subject to convening the Special Meeting and the Noteholders' Meeting and seeking the approvals ordered by the Court pursuant to the Interim Order, BCI intends to seek a Court order approving the Plan of Arrangement, including:

- the performance by BCI of all of its obligations pursuant to the Share Purchase Agreement to effect the Telecom Américas Disposition;
- the Share Consolidation;
- the appointment of the Monitor to perform the mandate set out in the Plan of Arrangement;
- with the assistance of the Monitor and under the supervision of the Court, BCI's continued management of its remaining assets for purposes of disposing of such assets in an orderly manner;
- BCI's development, with the assistance of the Monitor, of recommendations to the Court with respect to the identification of claims against BCI and a process for adjudicating and determining such claims;
- following the disposition of all the assets of BCI and the determination of all claims against BCI, the liquidation of BCI and the final distribution to BCI's creditors and Shareholders with the assistance of the Monitor and the approval of the Court; and
- following the liquidation of BCI and the final distribution to BCI's creditors and Shareholders, the dissolution of BCI.

As the successive steps of the Plan of Arrangement are effected pursuant to Approval Orders, to the extent necessary the Corporation will file with the Director individual plans and Articles of Arrangement in order to give effect to such steps. No such seeking of Approval Orders or filing of individual plans or Articles of Arrangement or of any other articles will require Shareholder approval in addition to that provided by the adoption of the Arrangement Resolution at the Special Meeting. The Corporation may amend, modify and/or supplement the Plan of Arrangement at any time and from time to time provided that any such amendment, modification or supplement must be obtained in a written document which is filed with and approved by the Court and communicated to such persons as the Court may direct.

Share Consolidation

On February 15, 2002, in connection with the Recapitalization Plan, BCI issued Common Shares in settlement of the 1999 Debentures as well as the BCE Loan. Concurrently, the Corporation issued Common Shares to all Unitholders that participated in the Rights Offering. The cumulative effect of these transactions was that BCI issued 4,718,290,245 new Common Shares on February 15, 2002. As at the close of business on June 7, 2002, BCI had 4,797,313,658 Common Shares issued and outstanding.

Additional Common Shares may also be issued to AIG pursuant to the exercise by AIG of the AIG Put Option at any time on or before December 11, 2002. Under the terms of the AIG Put Option Agreement, BCI is entitled to repay its obligation to AIG (an amount equal to the subscription price of the shares of the BCI-Comcel Subsidiary to which AIG subscribed on December 10, 1998, being US$75 million, plus an adjustment of 13% per annum compounded semi-annually from December 10, 1998 to the date of exercise of the AIG Put Option) by issuing Common Shares to AIG based on the 10-day average closing price of the Common Shares on the TSX immediately preceding the date of receipt by BCI of a put notice delivered by AIG. Under the terms of the AIG Put Option Agreement, the AIG Put Option expires on the close of business on December 11, 2002. The amount of BCI's financial obligation relating to the AIG Put Option will depend on the date BCI receives the put notice. BCI estimates that its obligation amounted to approximately $178 million on June 7, 2002 and would amount to approximately $196 million on December 11, 2002.

If AIG had exercised the AIG Put Option on June 7, 2002, and based on a 10-day average closing price of the Common Shares on the TSX of $0.0205 per share, BCI would have been required to issue 8,702,544,895 Common Shares to AIG in satisfaction of its obligations under the AIG Put Option Agreement and an additional 39,119,268,220 Common Shares as a result of the automatic exercise of the secondary warrants issued in connection with the Rights Offering. A total of 52,619,126,773 Common Shares would be outstanding following these share issuances.

AIG is not obligated to exercise the AIG Put Option. Instead, AIG may choose to sell the shares it owns in the BCI-Comcel Subsidiary to a third party, in which case the AIG Put Option would automatically terminate. Alternatively, the AIG Put Option may expire in accordance with its terms on the close of business on December 11,

2002 if AIG elects not to exercise it. Under either of these scenarios, no additional Common Shares would be issued to AIG and, therefore, the secondary warrants would not be triggered and thus would be automatically cancelled.

The significant number of Common Shares currently outstanding, the number of Common Shares that may be issued pursuant to the exercise of the AIG Put Option and the automatic exercise of the secondary warrants, together with the current low trading price of the Common Shares, is having a negative impact on the efficient trading of such shares. In particular, certain institutional investors are prevented under their investment policies from investing in companies with a share price below a certain threshold. Also, brokerage firms often will not provide market analysis for low-priced stock on a consistent basis and will often charge a greater percentage commission on low-priced stock than that which would be charged on a transaction of a similar dollar amount but of fewer shares.

In addition, the continued listing requirements of NASDAQ, as they are currently effective, impose a minimum bid price of US$3.00 for BCI's listed securities over a period of 30 consecutive trading days. The Common Shares have been trading below US$3.00 since November 2001. BCI received a NASDAQ staff determination on May 17, 2002 indicating that BCI has failed to comply with the minimum bid price requirement for continued listing on NASDAQ and that the Common Shares are, therefore, subject to delisting. BCI has requested a hearing before a NASDAQ listing qualifications panel to review the staff determination, which has been scheduled to take place on June 28, 2002. See "Stock Exchange Listings and Status as a Reporting Issuer". BCI cannot provide any assurance with respect to the effect of the proposed Share Consolidation on the ultimate determination of the NASDAQ listing qualifications panel on BCI's continued listing.

For these reasons among others, BCI believes that it is in the best interests of the Corporation and its Shareholders to implement the Share Consolidation. The Share Consolidation will consist of the First Consolidation and, if applicable, the Second Consolidation. Provided that the AIG Put Option is not exercised by AIG on or before the date of the Special Meeting, the First Consolidation will be made on the basis of one post-consolidation share for approximately 120 pre-consolidation shares such that, giving effect to the First Consolidation, the 4,797,313,658 currently outstanding Common Shares will be consolidated to 40 million Common Shares. If, on the other hand, AIG exercises the AIG Put Option on or before the date of the Special Meeting, resulting in the issuance of Common Shares (i) to AIG in satisfaction of BCI's obligations to AIG under the terms of the AIG Put Option Agreement and (ii) to holders of secondary warrants of BCI upon the automatic exercise of such warrants, the First Consolidation will be made on the basis of a consolidation ratio that would result in the Corporation having 40 million outstanding Common Shares after giving effect to such consolidation. If approved by Shareholders, the First Consolidation will take effect immediately following Court approval of the Plan of Arrangement and the filing by BCI of Articles of Arrangement, and the Common Shares will start trading on a consolidated basis on the TSX approximately three business days thereafter. See "— Trading on a Consolidated Basis".

In addition, BCI is also seeking Shareholder approval of the Second Consolidation which BCI would implement in addition to the First Consolidation if, and only if, AIG exercises the AIG Put Option after the date of the Special Meeting but before the close of business on December 11, 2002. The Second Consolidation would take effect within seven business days of the closing date relating to the issuance of Common Shares to AIG following the exercise by AIG of the AIG Put Option and the issuance of Common Shares to holders of secondary warrants of BCI upon the automatic exercise of such secondary warrants. Following delivery by AIG of a put notice under the AIG Put Option Agreement, BCI would issue a press release describing the material details of the Second Consolidation, including the consolidation ratio that would be used in order to result in 40 million Common Shares issued and outstanding on a post-consolidation basis.

The Second Consolidation would not be required if either (i) AIG does not exercise the AIG Put Option on or before the close of business on December 11, 2002, in which case the AIG Put Option would expire in accordance with its terms, or (ii) AIG sells the shares it owns in the BCI-Comcel Subsidiary to a third party, in which case the AIG Put Option, and thus the secondary warrants, would automatically terminate.

The effect of the Share Consolidation on the market price for the Corporation's Common Shares cannot be accurately predicted. In particular, there is no assurance that prices for the Common Shares after the Share Consolidation will be equal to the applicable consolidation ratio multiplied by the price for the Common Shares immediately prior to the Share Consolidation. Furthermore, there can be no assurance that the Share Consolidation will achieve the desired results which have been discussed above, or that it will not adversely impact the market price of the Common Shares or that any increase in price of the Common Shares will be sustained for any prolonged period of time.

Fractional Shares

No fractional Common Shares will be issued by the Corporation pursuant to the Share Consolidation. Each Shareholder who would be entitled to a fractional share on a post-consolidation basis will instead receive a cash payment. As soon as practicable after the granting of the respective Approval Orders approving the First Consolidation and, if applicable, Second Consolidation, the Transfer Agent will calculate and sell the accumulated fractional shares for all registered Shareholders on the open market. Fractional entitlements, net of brokerage commissions and expenses, will be paid upon surrender of pre-consolidated share certificates.

Stock Options

The conversion ratio and the number of Common Shares issuable upon the exercise of any stock options granted under the Corporation's incentive plans will be proportionately adjusted upon the Share Consolidation.

Issue of New Share Certificates

Upon the granting of the respective Approval Orders approving the First Consolidation and, if applicable, the Second Consolidation, the Common Shares will be consolidated into new Common Shares as set out above. In accordance with the rules of the TSX, a new CUSIP number will be assigned and replacement share certificates will be issued. To obtain a new share certificate evidencing Common Shares held after the Share Consolidation, Shareholders must tender the share certificates evidencing pre-consolidation shares held by them.

To that effect, the Corporation shall, as soon as practicable following an announcement by the Corporation that the Court has approved the Plan of Arrangement in the case of the First Consolidation, or that AIG has exercised the AIG Put Option in the case of the Second Consolidation, if applicable, mail out letters of transmittal to Shareholders requesting that they surrender to the Transfer Agent the share certificates representing pre-consolidation Common Shares. The Transfer Agent shall promptly forward to each Shareholder that responds in the appropriate manner a new share certificate and/or a fractional cash payment representing the number of post-consolidation shares to which such Shareholder is entitled. Until surrendered, each share certificate formerly representing pre-consolidation shares shall be deemed for all purposes to represent the number of post-consolidation shares to which the Shareholder is entitled as a result of the Share Consolidation.

Trading on a Consolidated Basis

The TSX has conditionally approved the Share Consolidation subject to the Corporation complying with certain customary requirements, including filing of required documentation with the TSX within the prescribed delays. It is expected that the Common Shares will start trading on a consolidated basis on the TSX approximately three business days following the granting of the respective Approval Orders approving the First Consolidation and, if applicable, the Second Consolidation.

NASDAQ review and approval of the Share Consolidation is subject to the favourable resolution of the issues before the NASDAQ listing qualifications panel.

Lenders' Consent

On May 31, 2002, BCI obtained the Lenders' Consent from the Secured Lenders. Such consent was required because the Telecom Américas Disposition and certain other elements of the proposed Arrangement and related transaction documents would otherwise have constituted events of default under the terms of the Amended and Restated Credit Facility. Pursuant to the Lenders' Consent, BCI and the Secured Lenders agreed, among other things, (i) to reduce, effective May 31, 2002, the principal amount of the Amended and Restated Credit Facility from $230 million to $200 million, (ii) to advance the maturity date from March 8, 2003 to August 9, 2002 and (iii) to repay all outstanding indebtedness under the Amended and Restated Credit Facility as of the Closing Date.

The Lenders' Consent also provides that an event of default under the Amended and Restated Credit Facility would arise if BCI and BCII are unable to close the Telecom Américas Disposition on or before August 9, 2002 for any reason, including the failure to obtain the requisite approvals from Shareholders or Noteholders or because of the existence of a court order prohibiting the closing from taking place. Under such circumstances, the Secured Lenders would be entitled to declare all outstanding indebtedness under the Amended and Restated Credit Facility immediately due and payable and, consequently, to immediately enforce their security interest in the Telecom Américas shares pursuant to the Telecom Américas Share Charge. The Secured Lenders would also be entitled to enforce their security interest in the common shares of Canbras pursuant to the Canbras Share Charge.

In order to address this possible outcome, the Secured Lenders and América Móvil entered into the Lenders Option Agreement, which provides that if the Secured Lenders obtain legal or beneficial title to the Telecom Américas shares, the Secured Lenders would be entitled to exercise the Lenders' Put Option requiring América Móvil to purchase such shares. If such option is exercised on or prior to March 1, 2003, the consideration to be paid by América Móvil for such shares will be substantially identical to the consideration that would have been paid under the Share Purchase Agreement, that is, a cash payment of approximately US$146 million on the applicable closing date and the issuance of a promissory note of Sercotel due March 1, 2003 in the principal amount of US$220 million. If the Lenders' Put Option is exercised between March 2, 2003 and June 30, 2003, the consideration to be paid by América Móvil would be equal to the fair market value of the Telecom Américas shares, such amount to be not less than the outstanding indebtedness under the Amended and Restated Credit Facility or more than US$370 million. If not exercised on or prior to June 30, 2003, the Lenders' Put Option will expire, after which time América Móvil would have the right to require the Secured Lenders to sell the Telecom Américas shares to América Móvil at fair market value, such amount to be not less than the outstanding indebtedness under the Amended and Restated Credit Facility. See "The Telecom Américas Disposition".

Reasons to Approve the Arrangement

Telecom Américas' current liquidity crisis and BCI's inability to provide its share of Telecom Américas' funding requirements has had an immediate impact on the continued viability of BCI's investment in Telecom Américas. If BCI's partners in Telecom Américas provide it with the funding it requires in the short term to meet its obligations, and assuming BCI does not contribute its proportionate share of such funding, BCI's interest in Telecom Américas would be significantly diluted. If, on the other hand, Telecom Américas' other shareholders do not supply the necessary funding, Telecom Américas would become insolvent. Such an insolvency could trigger a cross-acceleration of BCI's outstanding indebtedness under the Amended and Restated Credit Facility and its obligations under the High Yield Notes and the Tess Notes Guarantee. In part in recognition of these factors, on May 9, 2002, Moody's Investor Services downgraded BCI's High Yield Notes from B2 to Ca, with a negative outlook.

As a result of the foregoing, BCI has negotiated a transaction whereby América Móvil will purchase BCI's interest in Telecom Américas for a total consideration of approximately US$366 million. In addition, as part of the transaction, BCI will be released from contingent liabilities relating to Telecom Américas of approximately US$250 million. BCI does not believe that any other party would make a comparable offer and it believes that the Telecom Américas Disposition is beneficial for all of its stakeholders. The Telecom Américas Disposition, together with the anticipated proceeds from the disposition of BCI's remaining assets, Canbras and Axtel, should permit BCI to repay fully its secured creditors, and subject to the resolution of certain contingent claims against the Corporation, would likely permit BCI to repay its unsecured creditors and make a distribution to Shareholders.

Based on the unaudited pro forma balance sheet of BCI as at March 31, 2002 presented in Appendix F, and subject to the assumptions described in the accompanying notes thereto, the following are the approximate pro forma net assets of BCI as at that date, adjusted for the cash contributed to Telecom Américas to pay the installment of the Tess Notes due on April 9, 2002:

	($ thousands)
Proceeds from the Telecom Américas Disposition(1)	$582,424
Discontinued operations(2)	182,119
BCI cash and cash equivalents	182,926
Other BCI corporate assets less liabilities	(11,555)
Amount outstanding under BCI's Amended and Restated Credit Facility	(174,068)
High Yield Notes	(160,000)
Pro forma net assets as at March 31, 2002	$601,846
Adjustment for:	
— Cash contributed to Telecom Américas in connection with the installment payment of the Tess Notes due on April 9, 2002	(119,741)
Pro forma adjusted net assets(3)	$482,105

(1) Translated using a rate of exchange of $1.5935 for each US$1.00 as at March 31, 2002. As at June 7, 2002, the rate of exchange was $1.5323 for each US$1.00.

(2) Based on the carrying value of discontinued operations. This amount is not necessarily indicative of the realizable value of such operations.

(3) Excludes the effect of any settlements relating to guarantees and contingent liabilities.

Following the public announcement of the Telecom Américas Disposition, Moody's Investor Services placed the High Yield Notes under review for a possible upgrade. Their review will be dependent on the successful closing of the Telecom Américas Disposition.

If the Telecom Américas Disposition fails to close, BCI's ability to pay unsecured creditors, including Noteholders, and possibly to make a distribution to Shareholders could be jeopardized. Failure to close the Telecom Américas Disposition by August 9, 2002 would entitle the Secured Lenders to declare all outstanding indebtedness under the Amended and Restated Credit Facility immediately due and payable and to immediately enforce their security interests pursuant to the Telecom Américas Share Charge (as well as the Canbras Share Charge). See "The Telecom Américas Disposition". The Secured Lenders would then be entitled, under the terms of the Lenders Option Agreement, to require América Móvil to purchase all of the Telecom Américas shares to which the Secured Lenders acquire title pursuant to the exercise of their rights as secured creditors.

The Lenders Option Agreement further provides that, in the absence of a court order prohibiting the exercise or consummation of the Lenders' Put Option on or before March 1, 2003, América Móvil would be required to purchase the Telecom Américas shares on the same monetary terms as under the Share Purchase Agreement, that is, the cash payment of approximately US$146 million on the applicable closing date and the issuance of a promissory note of Sercotel (guaranteed by América Móvil and Telcel) due March 1, 2003 in the principal amount of US$220 million. All outstanding indebtedness under the Amended and Restated Credit Facility would be repaid to the Secured Lenders under this scenario, since the cash payment at closing would exceed the total amount of such indebtedness. Moreover, upon the consummation of the Lenders' Put Option, BCI would be released from its obligations under the Tess Notes Guarantee and the ATL Guarantee. In this respect, BCI would be in the same position following the exercise of the Lenders' Put Option as it would have been if the Telecom Américas Disposition had closed, that is: it would be entitled to the balance of the closing cash payment of approximately US$146 million after deducting the amounts owing under the Amended and Restated Credit Facility (which as at May 31, 2002 was approximately $174 million); it would become the holder of the US$220 million promissory note; and it would no longer be subject to the contingent liabilities under the Tess Notes Guarantee and the ATL Guarantee.

However, the acceleration of outstanding indebtedness under the Amended and Restated Credit Facility that would result if the Telecom Américas Disposition fails to close would result in a cross-acceleration of the High Yield Notes and Tess Notes, and BCI would not have sufficient cash on hand to satisfy these obligations. As a result, BCI would be forced to seek creditor protection in insolvency proceedings under the CCAA. Such an eventuality could be detrimental to all BCI stakeholders. Under CCAA proceedings, in contrast to statutory arrangements undertaken by solvent CBCA companies (such as BCI) in order to effect fundamental changes under court supervision, companies may under certain circumstances be forced to dispose of assets on a basis that does not allow for their full value to be realized, thus reducing the amounts that may be distributed to stakeholders. This unattractive scenario would be avoided if Shareholders and Noteholders approve the Arrangement, including the Telecom Américas Disposition.

The proposed Arrangement offers other potentially significant benefits to BCI stakeholders. In light of the Class Action and certain other actual and threatened litigation against BCI, any distributions to BCI stakeholders from the proceeds of the Telecom Américas Disposition (except to the Secured Lenders) could be delayed for several years while such claims are being adjudicated. However, pursuant to the proposed Arrangement, BCI will seek court approval for an orderly and expeditious claims process to identify, adjudicate and resolve all contingent claims against BCI in a timely and fair manner. Such a claims process, if approved by the Court, would permit the resolution of contingent claims against BCI to proceed in tandem with BCI's efforts to dispose of its remaining assets after the Telecom Américas Disposition.

Salomon Smith Barney, BCI's financial advisor, has delivered an opinion to the Board of Directors that the Telecom Américas Disposition is fair, from a financial point of view, to BCI. See "Deliberations and Recommendations — Opinions of BCI's Financial Advisors — Fairness Opinion."

The Board of Directors has unanimously recommended that Noteholders vote in favour of the Special Noteholders' Act at the Noteholders' Meeting. See "Deliberations and Recommendations — Deliberations and Recommendations of the Board of Directors".

Court Approval of the Arrangement

Under the CBCA, the Arrangement requires court approval. Before the Corporation mailed the Circular, it obtained an Interim Order from the Court providing for the calling and holding of the Special Meeting and the Noteholders' Meeting and other procedural matters. The full text of the Notice of Application and a copy of the Interim Order are reproduced as Appendices B and C, respectively, to the Circular.

Subject to the approval of the Arrangement by the Shareholders and Noteholders, the hearing in respect of the Approval Order approving the Plan of Arrangement and, specifically, authorizing BCI to effect certain steps of the Plan of Arrangement including the performance by BCI of all of its obligations pursuant to the Share Purchase Agreement, the First Consolidation, and the appointment of the Monitor, is scheduled to take place on July 15, 2002 at 10:00 a.m. (Toronto time) in the Court at 8th Floor, 393 University Avenue, or at 361 University Avenue, Toronto, Ontario, or as soon thereafter as is reasonably practicable.

Any Noteholder or other interested party who wishes to appear or to be represented and to present evidence or argument at that hearing may do so, subject to filing a notice of appearance on or before July 10, 2002, as set out in the Notice of Application and satisfying any other requirements of the Court. The Court will consider, among other things, the fairness and reasonableness of the proposed Arrangement. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, and subject to compliance with such terms and conditions, if any, as the Court deems fit.

Assuming the conditions to closing contained in the Share Purchase Agreement are satisfied or waived, including the granting of a Court order approving the Telecom Américas Disposition, and assuming the Approval Order is granted, it is anticipated that Articles of Arrangement will be filed with the Director under the CBCA to give effect to the Arrangement, including the Telecom Américas Disposition. The disposition of any other remaining BCI assets, the liquidation of BCI and the final distribution of proceeds will be made pursuant to further Approval Orders authorizing BCI to effect these further steps of the Plan of Arrangement. Individual plans and Articles of Arrangement will be filed with the Director under the CBCA to give effect to these further steps of the Plan of Arrangement without the need to obtain further Shareholder approval.

Subject to the conditions to closing being satisfied or waived, including the granting of a Court order approving the Telecom Américas Disposition, it is expected that the closing of the Telecom Américas Disposition will occur as soon as practicable after the requisite approvals of the Shareholders and Noteholders are obtained.

Consent of the Noteholders

Pursuant to the Interim Order, BCI is seeking the consent of the Noteholders to the Arrangement because various elements of the Arrangement may otherwise constitute events of default under the terms of the High Yield Notes. By consenting to the Arrangement, the Noteholders waive any such events of default which otherwise might be caused by, or result from, the implementation of all or part of the Arrangement. Such potential events of default include the risk that the Telecom Américas Disposition constitutes the sale of all or substantially all of BCI's property without the purchaser assuming BCI's obligations under the High Yield Notes for purposes of Section 701 of the Indenture and that the Court order approving the Arrangement constitutes a court order for the "rearrangement" of BCI's affairs contrary to Section 501(6) of such Indenture.

At the Noteholders' Meeting, to be held immediately before the Special Meeting, Noteholders will be asked to approve a supplemental trust indenture by Special Noteholders' Act to authorize the proposed Arrangement. If the Special Noteholders' Act is adopted, BCI and the Trustee will execute the supplemental trust indenture immediately after receiving the Special Noteholders' Act.

As part of the Arrangement, BCI intends to offer to redeem the High Yield Notes on the earliest date approved by the Court in the Arrangement proceedings and, subject to Court approval, to pay to the Noteholders the amount they would be entitled to receive under the Indenture on early redemption.

The full text of the Special Noteholders' Act is reproduced in Appendix A to the Circular.

A quorum at the Noteholders' Meeting shall be constituted by persons, present in person or by proxy, entitled to vote at least 25% in outstanding principal amount of High Yield Notes. In the absence of a quorum within 30 minutes of the time appointed for the Noteholders' Meeting, such meeting may be adjourned for a period of not less than 10 days as determined by the chairman of such meeting prior to the adjournment of such meeting. Notice of the reconvening of the adjourned Meeting must be given not less than five days prior to the date on which the Meeting is scheduled to be reconvened. The Noteholders present, in person or by proxy, shall constitute a quorum for the adjourned Noteholders' Meeting.

Supplemental Indenture

The proposed Arrangement contains various elements which may constitute events of default under the terms of the Indenture governing the High Yield Notes. Consequently, at the Noteholders' Meeting, Noteholders will be asked to approve the entering into of a supplemental trust indenture (the "**Supplemental Indenture**") between BCI and the Trustee, such approval to be given by way of a Special Noteholders' Act.

The Supplemental Indenture will specifically provide for, among other things (i) a consent to the Telecom Américas Disposition and any other necessary consent or waiver to the extent that any element of the Arrangement contravenes any provision of the Indenture and (ii) the resignation of Montreal Trust Company and appointment of Computershare Trust Company of Canada, as Trustee, invested with the full powers of the Trustee as stipulated in the Indenture.

Shareholder Approval at the Special Meeting

Pursuant to the Interim Order, the Special Resolutions must be approved by at least two thirds of the votes cast by the Shareholders, present or voting by proxy, at the Special Meeting. Each Shareholder will be entitled to one vote per Common Share held for the purpose of voting upon the Special Resolutions. A quorum at the Special Meeting will be constituted by Shareholders, present in person or by proxy, representing not less than 25% of the outstanding Common Shares. BCE, which owns or controls 62.2% of the outstanding Common Shares, announced on June 3, 2002 that it intends to vote all its shares in BCI in favour of the Arrangement Resolution. See "Acceptance of the Transaction".

The full text of the Arrangement Resolution and the Stated Capital Resolution is reproduced in Appendix A and B, respectively, to the Shareholders' Circular.

Stock Exchange Listings and Status as a Reporting Issuer

The Common Shares are listed on the TSX and NASDAQ under the symbols "BI" and "BCICF", respectively. The TSX has indicated to the Corporation that it will not suspend trading in the Common Shares. However, the TSX intends to monitor the Corporation on an ongoing basis and will determine whether to suspend trading on the Common Shares if either the Corporation does not meet continued listing requirements or if the continued listing of the Corporation adversely affects the quality of the TSX market.

On May 17, 2002, NASDAQ staff made a determination that BCI did not meet the minimum bid price requirement for continued listing on NASDAQ of US$3.00 over a period of 30 consecutive trading days, and that the Common Shares were therefore subject to delisting. BCI has requested a hearing before a NASDAQ listing qualification panel, which has been scheduled to take place on June 28, 2002, to review the staff determination. The delisting of the Common Shares has been stayed pending the decision of the panel. Continued listing of BCI on NASDAQ is subject to the favorable resolution of the issues before the NASDAQ listing qualification panel.

Until the completion of the transactions under the Plan of Arrangement, BCI will continue to be subject to ongoing disclosure and other obligations as a reporting issuer under applicable securities legislation in Canada and the United States.

Interest of Certain Persons in the Arrangement and the Telecom Américas Disposition

As required under the Share Purchase Agreement, BCII will, on or prior to closing of the Telecom Américas Disposition or upon América Móvil otherwise acquiring the Telecom Américas shares, enter into the BVI V Transfer Agreement pursuant to which BCII will sell to the BCE Subsidiary all of the BVI V Shares for total consideration equal to the Redemption Price of the BVI V Shares. The BVI V Shares, which are subject to mandatory redemption at the Redemption Price upon the occurrence of certain stated circumstances, represent 80.1% of the voting rights of BVI V. BVI V indirectly owns approximately 78% and 77% of the outstanding capital of Telet and Americel, respectively. The concession agreements governing each of Telet and Americel prohibit any change in the ultimate controlling shareholder of such companies for a five-year period following the commencement of operations. Through its majority shareholding position in BCI, BCE is currently the ultimate controlling shareholder of such companies. The BCE

Subsidiary will acquire the BVI V Shares in order to ensure continued compliance with the terms of the concession agreements following the completion of the transactions under the Plan of Arrangement.

In connection with the acquisition by the BCE Subsidiary of the BVI V Shares, and as a condition to closing under the Share Purchase Agreement, BCE and América Móvil will enter into the BCE Agreement. Pursuant to the BCE Agreement, BCE has agreed, among other things, that until the date of redemption of the BVI V Shares it will not permit the transfer of the BVI V Shares to any entity other than a wholly-owned subsidiary of BCE. América Móvil has agreed, among other things, to cause Telecom Américas to seek all requisite Brazilian regulatory approvals as soon as legally permissible in order to allow Telecom Américas to acquire direct or indirect control of Telet and Americel. Upon receipt of such authorization, BVI V would be required to redeem the BVI V Shares.

Rule 61-501 and Policy Q-27 apply to certain transactions, including "related party transactions". These instruments require that, unless an exemption is available, a corporation that proposes to carry out a related party transaction must arrange to have an independent valuation of the securities and any non-cash consideration that are the subject of the transaction prepared and disclosed to security holders. These instruments also require that, unless an exemption is available a corporation that proposes to carry out a related party transaction must obtain the approval of its "minority" shareholders, in addition to any other approval required by law.

The sale by BCII, a wholly-owned subsidiary of BCI, of the BVI V Shares to the BCE Subsidiary pursuant to the BVI V Transfer Agreement constitutes a related party transaction for the purposes of Rule 61-501 and Policy Q-27. However, this transaction is exempt from the valuation and minority approval requirements of Rule 61-501 and Policy Q-27 on the basis that the fair value of the BVI V Shares, which Salomon Smith Barney has estimated in the Valuation Opinion to be in the range of US$0 to US$82,849 (US$82,849 being equal to the aggregate par value of the BVI V Shares), represents an amount that is less than 25% of BCI's market capitalization.

Except as disclosed above or elsewhere in the Circular, no person who has served as a director or officer of the Corporation at any time since the beginning of BCI's last completed financial year, none of the directors or officers of a body corporate that is an insider or subsidiary of the Corporation, no person who beneficially owns, directly or indirectly, or exercises control or direction over, High Yield Notes or Common Shares carrying more than 10% of the votes attached thereto, nor any associate or affiliate of any of the foregoing persons, has any material interest in the proposed Arrangement or in the Telecom Américas Disposition.

Interest of Insiders and Others in Material Transactions

None of the directors or officers of the Corporation, none of the directors or officers of a body corporate which is an insider or subsidiary of the Corporation, no person who beneficially owns, directly or indirectly, or exercises control or direction over, High Yield Notes or Common Shares carrying more than 10% of the votes attached thereto, nor any associate or affiliate of any of the foregoing persons, had any material interest in any transaction since the commencement of the Corporation's last completed financial year which has materially affected or could materially affect the Corporation or any of its subsidiaries, except for the following:

BCE Loan

On September 17, 2001, concurrently with the Corporation entering into the Credit Facility, BCE extended the BCE Loan to BCI. The BCE Loan was to mature on April 8, 2002, subject to extension in the event that the maturity date of the Credit Facility was also extended. Until the Credit Facility was repaid in full and permanently cancelled, the BCE Loan was subordinated, with respect to the payment in cash of principal and interest, to all amounts payable under the Credit Facility and the High Yield Notes.

Under the terms of the BCE Loan, BCE was entitled, at its option and at any time, to demand repayment of the loan through the issuance of Common Shares based on a 20-day weighted average trading price of such shares. On February 15, 2002, in connection with Recapitalization Plan, BCI repaid the outstanding balance of approximately $78 million of principal and interest on the BCE Loan through the issuance to BCE of 271,365,570 Common Shares.

Commitment Agreement

In connection with the Rights Offering, BCE entered into the Commitment Agreement with BCI under which BCE agreed, among other things, to exercise or cause to be exercised all of the rights issued, directly or indirectly, to it as well as to take up and pay for all of the Units not otherwise purchased pursuant to the Rights Offering. As a result of the exercise of its rights under the Commitment Agreement, on February 15, 2002, a total of 2,654,489,176 Common Shares were issued to a wholly-owned subsidiary of BCE.

Also pursuant to the Commitment Agreement, BCE agreed that, to the extent that immediately after giving *pro forma* effect to the Recapitalization Plan, BCE would beneficially own less than 51.0% of Common Shares on a fully-diluted basis, BCE would subscribe, on February 15, 2002, for that number of Common Shares necessary to ensure that BCE's beneficial ownership of BCI as at February 15, 2002 was not less than 51.0%. Ultimately, on February 15, 2002, BCE's ownership interest in BCI was not less than 51.0%, and this BCE obligation under the Commitment Agreement expired unexercised.

BCE Option

As part of the Recapitalization Plan, BCI granted the BCE Option to BCE, giving BCE the irrevocable right (but not the obligation) to subscribe, at any time and from time to time, at the then current market price, from December 7, 2001 to February 15, 2002, for that number of Common Shares sufficient to prevent BCE's ownership in BCI from falling below 51% on an issued and fully-diluted basis. The BCE Option expired unexercised on February 15, 2002.

Regulatory Matters

Except as described in this Circular, the Corporation is not aware of any material approval or other action by any federal, provincial, state or foreign government or any administrative or regulatory agency that would be required to be obtained in connection with the proposed Arrangement, other than compliance with the applicable corporate and securities laws of Canada. See "— Interest of Certain Persons in the Arrangement and the Telecom Américas Disposition".

THE SHARE PURCHASE AGREEMENT

The following is a summary of the material terms of the Share Purchase Agreement.

Parties and Consideration

On May 31, 2002, BCI, BCII (a wholly-owned subsidiary through which BCI holds its investment in Telecom Américas) and América Móvil entered into the Share Purchase Agreement pursuant to which BCI agreed to indirectly sell all of its interest in Telecom Américas (10,353.94 common shares) to América Móvil for a total consideration of approximately US$366 million. In addition, as part of the transaction, BCI will be released from the Tess Notes Guarantee and the ATL Guarantee in an aggregate amount of approximately US$250 million.

Representations and Warranties

The Share Purchase Agreement contains certain customary representations and warranties of BCI, BCII and América Móvil relating to, among other things, their due incorporation or organization and their authority to enter into the Share Purchase Agreement and to consummate the transactions contemplated thereby. BCI and BCII have also represented and warranted to América Móvil that BCII owns 10,353.94 common shares of Telecom Américas and that on the Closing Date, BCII will deliver all such shares to América Móvil free and clear of any lien or encumbrance of any nature whatsoever.

Covenants

Pursuant to the Share Purchase Agreement, BCI and BCII have agreed to the following covenants:

(i) BCII has agreed to transfer all of the BVI V Shares currently held by BCII to the BCE Subsidiary, on or prior to the Closing Date, and to cause the adoption of amendments of the memorandum and articles of association of BVI V to reflect such transfer;

(ii) BCI and BCII have agreed that, during the five-year period commencing on the Closing Date, neither BCI, BCII nor any subsidiary thereof will engage, directly or indirectly, in the business of providing wireless or broadband telecommunications services in Brazil (other than in respect of Canbras) nor disclose or furnish to any other person the manner of conducting such business; and

(iii) during the period from the date of the Share Purchase Agreement to the Closing Date, BCI, BCII, their respective officers, directors, agents, representatives, advisors and employees, shall not, directly or indirectly, participate in any discussions or enter into or consummate any agreement or understanding providing for the acquisition of any portion of BCII's equity interest in Telecom Américas.

Conditions Precedent to Closing

In addition to closing conditions which are customary for a transaction in the nature of the Telecom Américas Disposition, including receipt of all required regulatory approvals, the Share Purchase Agreement provides that the obligations of América Móvil, BCI and BCII to consummate the transactions contemplated under that agreement and the other agreements relating to the Telecom Américas Disposition are subject to the satisfaction of the following conditions:

(i) approval by Shareholders of the Special Resolution at the Special Meeting;

(ii) approval by Noteholders of a supplemental indenture authorizing BCI to seek a Court order approving the Plan of Arrangement; and

(iii) the issuance of an order from the Court approving BCI's performance of its obligations under the Share Purchase Agreement.

INFORMATION RELATING TO BCI

Information Concerning the Securities of BCI

Description of Share Capital

The authorized share capital of the Corporation consists of an unlimited number of First Preferred Shares, issuable in series, an unlimited number of Second Preferred Shares, issuable in series, and an unlimited number of Common Shares, all of which classes are without nominal or par value. As at June 6, 2002, there were no First Preferred Shares, no Second Preferred Shares and 4,797,313,658 Common Shares issued and outstanding.

The First Preferred Shares shall be issuable in series and the Board of Directors shall have the right, from time to time, to fix the number of shares in, and to determine the designation, rights, privileges, restrictions and conditions attaching to, the First Preferred Shares of each series subject to the limitations, if any, set out in the Articles of the Corporation. The First Preferred Shares shall rank prior to the Second Preferred Shares and the Common Shares with respect to the payment of dividends and in the event of the distribution or division of the assets of the Corporation upon the liquidation, dissolution or winding-up of the Corporation. The First Preferred Shares in each series shall rank equally with the First Preferred Shares of any other series. Unless the Articles of the Corporation otherwise provide with respect to any series of the First Preferred Shares, the holders of the First Preferred Shares shall not be entitled to receive any notice of or attend any meeting of shareholders of the Corporation and shall not be entitled to vote at any such meeting.

The Second Preferred Shares shall be subject and subordinate to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares. The Second Preferred Shares shall be issuable in series and the Board of Directors shall have the right, from time to time, to fix the number of, and determine the designation, rights, privileges, restrictions and conditions attaching to, the Second Preferred Shares of each series subject to the limitations, if any, set out in the Articles of the Corporation. The Second Preferred Shares shall rank after the First Preferred Shares but prior to the Common Shares with respect to the payment of dividends and in the event of the distribution or division of the assets of the Corporation upon the liquidation, dissolution or winding-up of the Corporation. The Second Preferred Shares in each series shall rank equally with the Second Preferred Shares of any other series. Unless the Articles of the Corporation otherwise provide with respect to any series of the Second Preferred Shares, the holders of the Second Preferred Shares shall not be entitled to receive any notice of or attend any meeting of shareholders of the Corporation and shall not be entitled to vote at any such meeting.

The Common Shares shall entitle the holders thereof to one vote per share at all meetings of Shareholders, except meetings at which only holders of another specified class or series of shares are entitled to vote. There are no limitations under Canadian corporate law or the articles or by-laws of the Corporation on the right of owners of Common Shares who are not residents of Canada to hold or vote their shares. The holders of Common Shares shall have the right, subject to the rights, privileges, restrictions and conditions attaching to any series of the First Preferred Shares and any series of the Second Preferred Shares of the Corporation, to receive any dividend declared by the Corporation and the remaining property of the Corporation upon a dissolution.

Price Range and Trading Volume of Common Shares

The Common Shares are listed on the TSX and NASDAQ. On May 17, 2002, NASDAQ staff determined that BCI did not meet the minimum bid price requirements for continued listing on NASDAQ. BCI has requested a hearing before a NASDAQ listing qualifications panel, which has been scheduled to take place on June 28, 2002, to review the staff determination. The delisting of the Common Shares has been stayed pending the decision of the panel. See "The Arrangement — Stock Exchange Listings and Status as a Reporting Issuer".

The following table sets forth the closing market price range for the Common Shares and the volume of trading of such shares for the periods indicated.

	The Toronto Stock Exchange			NASDAQ		
	Price Range $		Aggregate Trading Volume	Price Range (US$)		Aggregate Trading Volume
	High	Low		High	Low	
2001						
First quarter	31.25	19.48	5,144,944	20.50	12.50	743,000
Second quarter	21.99	16.40	3,722,458	14.23	10.71	585,900
Third quarter	16.07	4.84	6,954,628	11.18	3.04	510,500
Fourth quarter	5.58	0.78	76,352,966	3.48	0.50	3,996,800
2002						
First quarter	1.20	0.095	690,198,800	0.75	0.046	64,145,400
April	0.115	0.075	174,258,173	0.075	0.046	102,504,400
May	0.08	0.025	357,187,633	0.045	0.013	192,415,400

On May 31, 2002, the last full trading day before the public announcement by BCI of the Telecom Américas Disposition and the proposed Arrangement, the closing prices of the Common Shares were $0.025 per share on the TSX and US$0.017 per share on NASDAQ. On June 6, 2002, the last full trading day before the Record Date, the closing prices of the Common Shares were $0.010 per share on the TSX and US$0.005 per share on NASDAQ.

Documents Incorporated by Reference

The following documents, filed with the various securities commissions or similar authorities in each of the provinces of Canada, are specifically incorporated by reference in and form an integral part of the Circular:

(a) the audited consolidated financial statements of BCI for the years ended December 31, 2001 and 2000, together with the auditors' report thereon included in the Annual Report of BCI for the year ended December 31, 2001;

(b) the Management's Discussion and Analysis of Financial Condition and Results of Operations included in the Annual Report of BCI for the year ended December 31, 2001;

(c) the unaudited consolidated financial statements of BCI for the three months ended March 31, 2002 (including the Management's Discussion and Analysis relating thereto).

Committees of the Board of Directors

There are two committees of the Board of Directors: the Audit Committee and the Corporate Governance Committee.

The Audit Committee is currently composed of four unrelated directors, consisting of Donna S. Kaufman, Michel Plessis-Bélair, C. Wesley M. Scott and H. Brian Thompson, who is the Chairman of this committee.

The Corporate Governance Committee is also currently composed of three unrelated directors, consisting of John C. Crosbie, P.C., O.C., Q.C., Siim Vanaselja and John A. (Ian) Craig, who is the Chairman of this committee.

The Corporation does not have an executive committee of the Board of Directors.

ACCEPTANCE OF THE TRANSACTION

The Corporation has no knowledge of whether any Noteholder will vote in favour of the Special Noteholders' Act. BCE announced on June 3, 2002 that it intends to vote all Common Shares held by BCE, and cause 3499201 Canada Inc., a wholly-owned subsidiary of BCE, to vote all Common Shares held by 3499201 Canada Inc. in favour of the Arrangement Resolution at the Special Meeting. BCE beneficially owns, directly or indirectly through 3499201 Canada Inc., 2,983,954,743 Common Shares, representing 62.2% of all such shares outstanding.

LEGAL MATTERS

Ogilvy Renault, Canadian counsel to BCI, and Shearman & Sterling, U.S. counsel to BCI, have advised BCI with respect to certain legal matters in the Circular and in the Shareholders' Circular and will pass on certain tax considerations in connection with the proposed Arrangement on behalf of BCI. As at the Record Date, the partners and associates of Ogilvy Renault and Shearman & Sterling owned beneficially, directly or indirectly, less than 1% of the outstanding High Yield Notes and Common Shares.

ADDITIONAL INFORMATION

The following documents are available to any person upon request from the Vice-President, Law and Corporate Secretary of BCI, at 1000 de La Gauchetière Street West, Suite 1200, Montréal, Québec H3B 4Y8, or on the SEDAR website at www.sedar.com:

(i) one copy of BCI's latest Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference therein, from the date of its filing with the securities commissions or similar authorities in Canada;

(ii) one copy of the comparative financial statements of BCI for its most recently completed financial year together with the accompanying report of the auditors thereon, both contained in BCI's 2001 Annual Report, and one copy of any interim financial statements of BCI subsequent to the financial statements for its most recently completed financial year; and

(iii) one copy of the Notice of 2002 Annual Meeting and Management Proxy Circular, which includes disclosure regarding executive compensation and indebtedness of directors, executive officers and senior officers.

OTHER BUSINESS

Management of the Corporation knows of no amendment or changes to the matters referred to in the Notice of Noteholders' Meeting, nor of any matters to be discussed other than those referred to in the Notice of Noteholders' Meeting. However, if such amendments, changes or other matters should come before the Noteholders' Meeting, the enclosed form of proxy gives authority to the persons named therein to vote on these matters as they may deem advisable.

I, the undersigned, Vice-President, Law and Corporate Secretary of Bell Canada International Inc., hereby certify that the contents of this Circular and the sending of this Circular to each Noteholder entitled to receive notice of the Noteholders' Meeting, to each director, to the auditors of the Corporation and to the appropriate governmental agencies were approved by the Board of Directors of the Corporation at a meeting held on May 28, 2002.

Mark Hounsell
Vice-President, Law and Corporate Secretary

Certified at Montréal,
this 10th day of June, 2002

CONSENT OF SALOMON SMITH BARNEY INC.

TO: The Board of Directors of Bell Canada International Inc.

We consent to the inclusion of our Fairness Opinion and Valuation Opinion, each dated May 31, 2002, in the Management Proxy Circular of Bell Canada International Inc. dated June 10, 2002 prepared in connection with the Noteholders' Meeting, and to the references to the Fairness Opinion and the Valuation Opinion in such Management Proxy Circular.

(Signed) SALOMON SMITH BARNEY INC.

Montreal, Quebec
June 10, 2002

APPENDIX A

SPECIAL NOTEHOLDERS' ACT

BE IT RESOLVED AS A SPECIAL NOTEHOLDERS' ACT:

1. **THAT** the arrangement pursuant to section 192 of the *Canada Business Corporations Act* (the "**CBCA**"), involving Bell Canada International Inc. (the "**Corporation**") (the "**Arrangement**"), all as more particularly set forth in the plan of arrangement (the "**Plan of Arrangement**") attached as Schedule I hereto, is hereby authorized, consented to and approved, and all contraventions of, or events of default under, the trust indenture entered into between the Corporation and Montreal Trust Company as of September 29, 1999 governing the $160 million aggregate principal amount of 11% senior unsecured notes due 2004 (the "**Indenture**") which might otherwise be caused by or result from implementation of the Arrangement are hereby waived;

2. **THAT** the amendment to the Indenture by the supplemental trust indenture to be entered into between the Corporation and the Trustee immediately after receiving this Special Noteholders' Act for the purposes of authorizing the Arrangement and providing for all necessary consents and waivers under applicable provisions of the Indenture to the extent that any element of the Arrangement contravenes any provision of the Indenture, and for the purposes of accepting the resignation of Montreal Trust Company and appointment of Computershare Trust Company of Canada, as Trustee, invested with the full powers of the Trustee as stipulated in the Indenture, is hereby authorized, consented to and approved; and

3. **THAT** any officer or director of the Corporation be and each is hereby authorized to execute and deliver all agreements, documents, instruments and writings, in the name and on behalf of the Corporation, under its corporate seal or otherwise, to pay all such expenses and to take all such other actions as in his/her judgment are necessary or desirable in order to fully carry out the intent and accomplish the purpose of this Special Noteholders' Act upon such terms and conditions as may be approved from time to time by the Chairman and Chief Executive Officer of the Corporation, such approval to be conclusively evidenced by the signing of such agreements, documents, instruments and writings by such officer or director.

[THIS PAGE INTENTIONALLY LEFT BLANK]

SCHEDULE I TO APPENDIX A

PLAN OF ARRANGEMENT

under the

Canada Business Corporations Act

proposed by

BELL CANADA INTERNATIONAL INC.

July 12, 2002

Article I

INTERPRETATION

1.1 Definitions

Unless the context otherwise requires, the following terms shall have the meanings set forth below when used in this Plan of Arrangement.

"AIG" means, collectively, American International Group, Inc. and certain of its affiliates;

"AIG Put Option" means the put right which AIG is entitled to exercise under the terms of the AIG Put Option Agreement;

"AIG Put Option Agreement" means the agreement entered into between BCI and AIG dated as of December 10, 1998 pursuant to which BCI agreed to acquire from AIG, upon the exercise of the AIG Put Option, certain of the shares of the BCI-Comcel Subsidiary;

"América Móvil" means América Móvil, S.A. de C.V.;

"Approval Order" means the order of the Court approving the Plan, and includes orders approving and giving effect to the successive steps of the Plan pursuant to individual plans of arrangement;

"Arrangement" means the arrangement proposed by the Corporation under section 192 of the CBCA pursuant to which the Corporation will seek Court approval in connection with the matters described in this Plan;

"Arrangement Resolution" means the special resolution of Shareholders authorizing the Corporation to apply to the Court for approval of the Plan;

"Articles of Arrangement" means the articles of arrangement of the Corporation in respect of the Arrangement that are required by the CBCA to be sent to the Director after each Approval Order is made;

"BCI-Comcel Subsidiary" means the indirect investment holding subsidiary of the Corporation through which the Corporation held its interest in Comcel at the time the AIG Put Option Agreement was entered into;

"CBCA" means the *Canada Business Corporations Act*;

"Circulars" means the management proxy circulars, including all appendices thereto, to be sent to Shareholders in connection with the Special Meeting and to High Yield Noteholders in connection with the Noteholders' Meeting respectively;

"Claim" means any right of any person against the Corporation in connection with any indebtedness, liability or obligation of the Corporation which are in existence at the Valuation Date or based in whole or in part on facts which exist before or at the Valuation Date and any interest that may be accrued thereon, whether or not reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, unsecured, present, future, known, unknown, by guarantee, surety, contribution, indemnity or otherwise and whether or not such a right is executory in nature;

"Claims Process" means the process to be established by the Court for identifying, establishing, valuing, adjudicating and otherwise resolving Claims;

"Closing" means the closing of the Telecom Américas Disposition under the Share Purchase Agreement, which is anticipated to close no later than August 9, 2002;

"Common Shares" means the common shares of the Corporation;

"Corporation" means Bell Canada International Inc.;

"Court" means Ontario Superior Court of Justice;

"Director" means the Director appointed pursuant to section 260 of the CBCA;

"First Consolidation" means (i) if Common Shares are issued to AIG pursuant to the exercise of the AIG Put Option and to the holders of secondary warrants pursuant to the exercise of such warrants after the date of the Special Meeting, the consolidation of the 4,797,313,658 currently outstanding Common Shares to 40 million Common Shares, on the basis of one post-consolidation share for approximately 120 pre-consolidation shares, or (ii) if Common Shares are issued to AIG pursuant to the exercise of the AIG Put Option and to holders of secondary warrants pursuant to the automatic exercise of such warrants on or before the date of the Special Meeting, the consolidation of the Corporation's then-outstanding Common Shares on the basis of a consolidation ratio that would result in the Corporation having 40 million outstanding Common Shares after giving effect to such consolidation;

"High Yield Notes" means the $160 million aggregate principal amount of the 11% senior unsecured notes due 2004 issued by the Corporation pursuant to a prospectus dated September 21, 1999;

"Monitor" means Ernst & Young Inc. in its capacity as court-appointed monitor to assist the Corporation as provided for in this Plan;

"Noteholders" means holders of High Yield Notes;

"Noteholders' Meeting" means the meeting of the High Yield Noteholders held on July 12, 2002 at 9:00 a.m., including any adjournments and postponements thereof;

"Plan" means this Plan of Arrangement proposed by the Corporation pursuant to s. 192 of the CBCA, as amended from time to time. The Plan will be implemented pursuant to individual plans of arrangement authorizing the successive steps of the Plan as approved by Approval Orders;

"Second Consolidation" means, if applicable, the share consolidation that the Corporation would implement if Common Shares are issued to AIG, pursuant to the exercise of the AIG Put Option and to holders of secondary warrants pursuant to the automatic exercise of such warrants after the date of the Special Meeting, on the basis of a consolidation ratio that would result in the Corporation having 40 million outstanding Common Shares after giving effect to the Second Consolidation;

"Share Consolidation" means the First Consolidation and, if applicable, the Second Consolidation;

"Shareholder" means a holder of Common Shares of the Corporation;

"Special Meeting" means the special meeting of Shareholders to be held on July 12, 2002 at 2:00 p.m., including any adjournments and postponements thereof;

"Telecom Américas" means Telecom Américas Ltd.;

"Transfer Agent" means Computershare Trust Company of Canada or any successor thereof, transfer agent for the common shares of the Corporation;

"TSX" means The Toronto Stock Exchange; and

"Valuation Date" means the date determined by the Court, upon the recommendation of the Corporation developed with the assistance of the Monitor, as the date in respect of which Claims are to be determined.

1.2 Construction

In this Plan, unless otherwise expressly stated or the context otherwise requires:

(a) references to "herein", "hereby", "hereunder", "hereof" and similar expressions are references to this Plan and not to any particular section, subsection, clause or Schedule;

(b) references to an "Article", "section", "subsection", "clause" or "Schedule" are references to an Article, section, subsection, clause or Schedule of or to this Plan;

(c) words importing the singular shall include the plural and *vice versa*, words importing gender shall include the masculine, feminine and neuter genders, and references to a "person" or "persons" shall include individuals, corporations, partnerships, associations, bodies politic and other entities, all as may be applicable in this context;

(d) the use of headings is for convenience of reference only and shall not affect the construction or interpretation hereof;

(e) the word "including", when following any general term or statement, is not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as referring to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement; and

(f) a reference to a statute or a code includes every regulation made pursuant thereto, all amendments to the statute or code or to any such regulation in force from time to time, and any statute, code or regulation which supplements or supersedes such statute, code or any such regulation.

1.3 Currency

All references to currency herein are to lawful money of Canada unless otherwise specified.

ARTICLE II

BACKGROUND

2.1 Statutory Authority

The Plan is made pursuant to section 192 of the CBCA.

2.2 Background

The circumstances and events leading up to the Plan have been summarized in the Circulars.

ARTICLE III

PURPOSE OF THE PLAN

3.1 Purpose

The purpose of the Plan is to permit the Corporation to:

(a) dispose of its indirect equity interest in Telecom Américas, a telecommunications business in Brazil;

(b) consolidate common shares of the Corporation to allow efficient trading in such shares and to provide liquidity to Shareholders;

(c) continue to operate its remaining businesses for purposes of disposing of its indirect assets in an orderly manner and ultimately liquidating and dissolving the Corporation; and

(d) implement a court-supervised Claims Process which maximizes stakeholder recovery in an orderly, efficient and fair manner.

ARTICLE IV

THE ARRANGEMENT

4.1 Arrangement

Pursuant to the terms and conditions of the Plan, the following Arrangement will be implemented:

(a) the performance by the Corporation of all of its obligations pursuant to the Share Purchase Agreement;

(b) the consolidation of the Corporation's currently outstanding common shares on the basis of a consolidation ratio that would result in the Corporation having 40 million outstanding Common Shares after giving effect to such share consolidation, whether AIG exercises the AIG Put Option before or after the date of the Special Meeting, or not at all. Based on the 4,797,313,658 currently outstanding Common Shares, the consolidation ratio would be approximately one to 120;

(c) the appointment of Ernst & Young Inc. as the Monitor to perform the mandate set out in this Plan and as ordered by the Court;

(d) with the assistance of the Monitor and under the supervision of the Court, the continued operation of business and management of remaining assets by the Corporation for purposes of disposing of such assets in an orderly manner;

(e) the Corporation's development, with the assistance of the Monitor, of recommendations to the Court with respect to the identification of Claims against the Corporation and the process for determining and, where necessary, adjudicating such Claims;

(f) following disposition of all the indirect businesses of the Corporation and the determination of all Claims against the Corporation, the liquidation of the Corporation and the final distribution to the Corporation's creditors and Shareholders with the assistance of the Monitor and the approval of the Court;

(g) following the liquidation of BCI and the final distribution to the Corporation's creditors and Shareholders, the dissolution of the Corporation and the filing then of Articles of Dissolution with the Director; and

(h) the seeking of Approval Orders for the implementation of successive steps of the Plan. As and when necessary, the Corporation will file individual plans and Articles of Arrangement with the Director under the CBCA in order to give effect to the successive steps involved in implementing the Plan. The Corporation also will file with the Director under the CBCA any other articles of the Corporation which may be required to give effect to the Plan. No such seeking of Approval Orders or filing of individual plans or Articles of Arrangement or of any other articles will require Shareholder approval in addition to that provided by the adoption of the Arrangement Resolution at the Special Meeting.

4.2 **The Share Consolidation**

The Share Consolidation will consist of the First Consolidation and, if applicable, the Second Consolidation, as follows:

(a) *First Consolidation.* Provided that the AIG Put Option is not exercised by AIG on or before the date of the Special Meeting, the First Consolidation will be made on the basis of one post-consolidation share for approximately 120 pre-consolidation shares such that, giving effect to the First Consolidation, the 4,797,313,658 currently outstanding Common Shares will be consolidated to 40 million Common Shares. If, on the other hand, AIG exercises the AIG Put Option on or before the date of the Special Meeting, resulting in the issuance of Common Shares (i) to AIG in satisfaction of the Corporation's obligations to AIG under the terms of the AIG Put Option Agreement and (ii) to holders of secondary warrants of BCI upon the automatic exercise of such warrants, the First Consolidation will be made on the basis of a consolidation ratio that would result in the Corporation having 40 million outstanding Common Shares after giving effect to such consolidation. If approved by Shareholders, the First Consolidation will take effect immediately following Court approval of the Plan and the filing by the Corporation of Articles of Arrangement, and the Common Shares will start trading on a consolidated basis on the TSX approximately three business days thereafter.

(b) *Second Consolidation.* In addition, the Corporation is also seeking Shareholder approval of the Second Consolidation which the Corporation would implement in addition to the First Consolidation if, and only if, AIG exercises the AIG Put Option after the date of the Special Meeting but before the close of business on December 11, 2002. The Second Consolidation would take effect within seven business days of the closing date relating to the issuance of Common Shares to AIG following the exercise by AIG of the AIG Put Option and the issuance of Common Shares to holders of secondary warrants of the Corporation upon the automatic exercise of such secondary warrants. Following delivery by AIG of a put notice under the AIG Put Option Agreement, the Corporation would issue a press release describing the material details of the Second Consolidation, including the consolidation ratio that would be used in order to result in 40 million Common Shares issued and outstanding on a post-consolidation basis. The Second Consolidation would not be required if either (i) AIG does not exercise the AIG Put Option on or before the close of business on December 11, 2002, in which case the AIG Put Option would expire in accordance with its terms, or (ii) AIG sells the shares it owns in the BCI-Comcel Subsidiary to a third party, in which case the AIG Put Option would automatically terminate as would the secondary warrants.

(c) *Fractional Shares.* No fractional Common Shares will be issued by the Corporation pursuant to the Share Consolidation. Each Shareholder who would be entitled to a fractional share on a post-consolidation basis will instead receive a cash payment. As soon as practicable after the granting of the respective Approval Orders approving the First Consolidation and, if applicable, the Second Consolidation, the Transfer Agent will calculate and sell the accumulated fractional shares for all registered Shareholders on the open market. Fractional entitlements, net of brokerage commissions and expenses, will be paid upon surrender of pre-consolidated share certificates.

ARTICLE V

NO RIGHTS OF DISSENT

5.1 No Rights of Dissent

(a) The Shareholders will have no dissent rights in connection with the Arrangement.

(b) The Shareholders will rank *pari passu* with each other in receiving their *pro rata* share of the final distribution of the Corporation.

ARTICLE VI

AMENDMENT OF THE PLAN

6.1 Amendment

The Corporation may amend, modify and/or supplement this Plan at any time and from time to time provided that any such amendment, modification or supplement must be contained in a written document which is filed with and approved by the Court and communicated to such persons as the Court may direct.

ARTICLE VII

NOTICES

7.1 Notices

Any notices or communication to be made or given hereunder shall be in writing. The person making or giving notices or communication shall make or give it directly or by any agent of such person authorized for that purpose by personal delivery, by prepaid mail or by telecopier addressed to the respective parties as follows:

(a) if to the Corporation:

Bell Canada International Inc.
1000 de La Gauchetière Street West
Suite 1200
Montréal, Québec
H3B 4Y8 Canada
Facsimile: (514) 392-2342
Attention: Vice President, Law and Corporate Secretary

with a further copy to:

Ogilvy Renault
200 King Street West
Suite 1100, Box 11
Toronto, Ontario
M5H 3T4 Canada
Facsimile: (416) 977-5239
Attention: Derrick Tay

(b) if to a Noteholder:

Computershare Trust Company of Canada
1500 University Street, Suite 700
Montréal, Québec
H3A 3S8 Canada
Facsimile: (514) 982-7677
Attention: Manager Corporate Trust Services

(c) if to a Shareholder:

to the last known address for such Shareholder as shown on the books maintained by the Transfer Agent.

APPENDIX B

NOTICE OF APPLICATION

Court File No. 02-CL-4553

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

IN THE MATTER OF BELL CANADA INTERNATIONAL INC.

AND IN THE MATTER OF AN APPLICATION BY BELL CANADA INTERNATIONAL INC. UNDER SECTION 192 OF THE *CANADA BUSINESS CORPORATIONS ACT*, R.S.C. 1985, c. C. 44, AS AMENDED (the ''CBCA'')

NOTICE OF APPLICATION

A LEGAL PROCEEDING HAS BEEN COMMENCED by the Applicant, Bell Canada International Inc. (the ''Applicant''). The claim made by the Applicant appears on the following pages.

THIS APPLICATION will come on for a hearing before a judge presiding over the Commercial List on a date to be determined at **393 University Avenue, 8th Floor, Toronto, Ontario.**

IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application, you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the *Rules of Civil Procedure*, serve it on the Applicant's lawyer or, where the Applicant does not have a lawyer, serve it on the Applicant, and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.

IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the Applicant's lawyer or, where the Applicant does not have a lawyer, serve it on the Applicant, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but not later than 2 days before the hearing.

IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.

Date June ''5'', 2002

Issued by ''Natasha Brown''
Local registrar

Address of court office
393 University Avenue
10th Floor
Toronto, Ontario
M5G 1E6

TO:	**ALL HOLDERS OF COMMON SHARES OF BELL CANADA INTERNATIONAL INC.**
AND TO:	**THE NOTEHOLDERS**, as defined and described more particularly herein.
AND TO:	**THE DIRECTOR UNDER THE CBCA**

APPLICATION

1. The Applicant Bell Canada International Inc. (''BCI'') makes application for:
   a) an interim Order for advice and directions pursuant to Section 192 of the *Canada Business Corporations Act*, R.S.C. 1985, c.C-44, as amended (the ''CBCA'');
   b) an Order approving the arrangement proposed by BCI (the ''Arrangement'') as described in the draft Notice of Special Meeting of Shareholders and Management Proxy Circular (the ''Shareholders Circular'') and in the draft Notice of Noteholders' Meeting and Management Proxy Circular (the ''Noteholders Circular'') attached as Exhibits ''A'' and ''B'' respectively to the Affidavit of William D. Anderson sworn June 5, 2002; and
   c) such further and other relief as counsel may advise and this Honourable Court may permit.
2. The grounds for the application are:
   a) BCI is incorporated under the provisions of the CBCA, and not discontinued under the CBCA;
   b) All statutory conditions have been fulfilled, or, by the final return date of this application, will have been fulfilled for the granting of approval of the proposed arrangement. The proposed arrangement is in the best interest of BCI and is fair and reasonable;
   c) BCI is able to meet its liabilities as they become due, and will be in compliance with the provisions of s.192(2)(b) of the CBCA following the approval by its shareholders of a special resolution reducing its stated capital and will be in such compliance at the return of this application;
   d) It is not practicable for BCI to effect fundamental changes in the nature of an arrangement, such as those contemplated by the Arrangement under any other provisions of the CBCA;
   e) BCI seeks an Order pursuant to Section 192 of the CBCA for the approval of the Arrangement;
   f) the provisions of Section 192 of the CBCA;
   g) Rules 14.05(2),(3) and 38 of the *Rules of Civil Procedure*; and
   h) such further and other grounds as counsel may advise and this Honourable Court may permit.
3. The following documentary evidence will be used at the hearing of the application:
   a) the Affidavit of William D. Anderson sworn June 5, 2002 and the Exhibits thereto;
   b) such Supplementary Affidavits to be filed as counsel may advise, including those reporting on the results of any meetings called pursuant to an interim Order of this Honourable Court; and
   c) such further and other material as counsel may advise and this Honourable Court may permit.

THIS NOTICE OF APPLICATION will be sent to all holders of common shares and Noteholders on or about June 17, 2002, to approve the proposed arrangement including, pursuant to the provisions of Rule 17.02(n) and Rule 17.02(o), shareholders and Noteholders whose registered addresses are outside the Province of Ontario.

Date of Issue: June ''5'', 2002

OGILVY RENAULT
Barristers and Solicitors
Suite 1100, Box 11
Merrill Lynch Canada Tower
200 King Street West
Toronto, Canada M5H 3T4

Derrick C. Tay LSUC#: 21152A
John T. Porter LSUC#: 23844T
Alan B. Merskey LSUC#: 41377I
Tel: 416.340.6000
Fax: 416.977.5239

Solicitors for Bell Canada International Inc.

IN THE MATTER OF BELL CANADA INTERNATIONAL INC. | Court File No: 02-CL-4553

AND IN THE MATTER OF AN APPLICATION BY
BELL CANADA INTERNATIONAL INC. UNDER SECTION 192
OF THE *CANADA BUSINESS CORPORATIONS ACT,* R.S.C. 1985,
c.C-44, as amended (the "CBCA")

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

Proceeding commenced at Toronto

NOTICE OF APPLICATION

OGILVY RENAULT
Barristers and Solicitors
Suite 1100, Box 11
Merrill Lynch Canada Tower
200 King Street West
Toronto, Canada M5H 3T4

Derrick C. Tay LSUC#: 21152A
John T. Porter LSUC#: 23844T
Alan B. Merskey LSUC#: 41377I
Tel: 416.340.6000
Fax: 416.977.5239

Solicitors for Bell Canada International Inc.

APPENDIX C

INTERIM ORDER

Court File No. 02-CL-4553

***ONTARIO* SUPERIOR COURT OF JUSTICE**
COMMERCIAL LIST

THE HONOURABLE MR. JUSTICE	)	**MONDAY, THE 10TH DAY OF**
	)	
FARLEY	)	**JUNE, 2002**

IN THE MATTER OF BELL CANADA INTERNATIONAL INC.

AND IN THE MATTER OF AN APPLICATION BY BELL CANADA INTERNATIONAL INC. UNDER SECTION 192 OF THE CANADA *BUSINESS CORPORATIONS ACT*, R.S.C. (1985), c. C. 44, AS AMENDED (the "CBCA")

ORDER

THIS MOTION, made by the Applicant, Bell Canada International Inc. ("BCI") for advice and directions of the Court in connection with an arrangement under Section 192 of the *Canada Business Corporations Act* R.S.C. 1985 c. C-44, as amended (the "CBCA"), was heard this day at Toronto, Ontario:

ON READING the Notice of Application and Notice of Motion herein dated June 5, 2002, the Affidavit of William D. Anderson, sworn June 5, 2002 (the "Anderson Affidavit"), and the Supplementary Affidavit of William D. Anderson sworn June 8, 2002 (the "Supplementary Anderson Affidavit"), filed, and the exhibits thereto, and on hearing the submissions of counsel for BCI:

BCI Special Meeting

1. **THIS COURT ORDERS** that BCI call, hold and conduct a meeting (the "BCI Special Meeting") on Friday, July 12, 2002, at such time as is determined by BCI, at 1000 de La Gauchetiere Street West, Montreal, Quebec, Canada, or such other location as may be determined by BCI, of the holders (the "BCI Shareholders") of its common shares (the "BCI Common Shares") to consider and, if deemed advisable, to pass a resolution (the "BCI Arrangement Resolution") to approve the arrangement (the "Arrangement") set out in the draft Notice of Special Meeting of Shareholders and Management Proxy Circular (the "Shareholders Circular") attached as Exhibit "A" to the Supplementary Anderson Affidavit and the Notice of Noteholders' Meeting and Management Proxy Circular (the "Noteholders Circular") (collectively the "Circulars") attached as Exhibit "B" to the Supplementary Anderson Affidavit.
2. **THIS COURT ORDERS** that the BCI Special Meeting shall be called, held and conducted in accordance with the provisions of the by-laws of BCI, the Shareholders Circular and this Order.
3. **THIS COURT ORDERS** that the Chair of the BCI Special Meeting shall be William D. Anderson, Chairman of the Board of BCI, or failing him, such other person as may be appointed in accordance with the by-laws of BCI.
4. **THIS COURT ORDERS** that each BCI Shareholder shall be entitled at the BCI Special Meeting to one vote for each BCI Common Share held.
5. **THIS COURT ORDERS** that the procedure for the use of proxies at the BCI Special Meeting shall be as set out in the Shareholders Circular.
6. **THIS COURT ORDERS** that, subject to further order of this Court, the BCI Arrangement Resolution shall be considered to have been adopted by the BCI Shareholders upon approval of at least 66⅔% of the votes cast by the BCI Shareholders present in person or represented by proxy at the BCI Special Meeting.

7. **THIS COURT ORDERS** that the only persons entitled to notice of the BCI Special Meeting shall be the BCI Shareholders of record at the close of business on June 7, 2002, the directors and the auditors of BCI, that the only persons entitled to attend the BCI Special Meeting shall be the BCI Shareholders of record at the close of business on June 7, 2002, their proxy holders, the directors, the transfer agent and the auditors of BCI, the professional legal and financial advisors to BCI, the Director under the CBCA and such other persons as permitted by the Chair of the meeting and that the only persons entitled to be represented and to vote, in person or by proxy, at the BCI Special Meeting shall be BCI Shareholders at the close of business on June 7, 2002, in person or by proxy, unless ownership of BCI Common Shares has been transferred after such date and the transferee of such shares establishes ownership and requests, not later than 10 days before the BCI Special Meeting, that the name of such transferee be placed on the voting list.

Waiver of Proxy Time Limits

8. **THIS COURT ORDERS** that BCI may in its discretion generally waive the time limits for the deposit of proxies by BCI Shareholders respectively if it deems it advisable to do so.

Notice to Shareholders

9. **THIS COURT ORDERS** that good and sufficient notice of the BCI Special Meeting shall have been given the BCI Shareholders if the Shareholders Circular in substantially the same form as contained in Exhibit ''A'' to the Supplementary Anderson Affidavit, with such amendments thereto as counsel for BCI may advise are necessary or desirable, provided that such amendments are not inconsistent with the terms of this Order, shall have been served on the BCI Shareholders, the directors and auditors of BCI and the Director under the CBCA, by personal service or by delivery or by mailing the same by prepaid ordinary mail to such persons in accordance with the CBCA and applicable securities law at least 25 days prior to the date of the BCI Special Meeting, including the date of mailing and excluding the date of the BCI Special Meeting.

10. **THIS COURT ORDERS** that any notice to be given pursuant to paragraphs 9 and 18 of this Order shall be adequately given if given in either the French or English language according to the usual practice of BCI, as the case may be.

Noteholders' Meeting

11. **THIS COURT ORDERS** that BCI call, hold and conduct a meeting (the ''Noteholders' Meeting'') on Friday, July 12, 2002, immediately before the holding of the BCI Special Meeting, at 1000 de La Gauchetiere Street West, Montreal, Quebec, Canada, or such other location as BCI may determine, of the Noteholders, as defined and described in the Noteholders Circular, to consider, and if deemed advisable, to pass a resolution (the ''Special Noteholders Act'') to authorize BCI and Montreal Trust Company of Canada, now known as Computershare Trust Company of Canada, the trustee under the Trust Indenture governing the High Yield Notes, as defined in the Circulars, (the ''Trustee'') to enter into a Supplemental Indenture as described in the Noteholders Circular.

12. **THIS COURT ORDERS** that the Noteholders' Meeting shall be called, held and conducted in accordance with the provisions of the Trust Indenture dated September 29, 1999, between BCI and the Trustee.

13. **THIS COURT ORDERS** that the Chair of the Noteholders' Meeting shall be such person as may be nominated by the Trustee or otherwise appointed in accordance with the Trust Indenture.

14. **THIS COURT ORDERS** that each holder of an Outstanding Note, as defined in the Trust Indenture, shall be entitled at the Noteholders' Meeting on a ballot to one vote for each $1,000.00 principal amount of High Yield Notes held.

15. **THIS COURT ORDERS** that the procedure for the use of proxies at the Noteholders' Meeting shall be as set out in the Trust Indenture.

16. **THIS COURT ORDERS** that, subject to further order of this Court, the Special Noteholders Act shall be considered to have been adopted by the Noteholders upon approval by Noteholders holding not less than 66⅔% on principal amount of the Outstanding Notes represented at the Noteholders' Meeting, present in person or proxy.

17. **THIS COURT ORDERS** that the only persons entitled to notice of the Noteholders' Meeting shall be holders of Outstanding Notes as defined in the Trust Indenture, at the close of business on June 7, 2002, the Trustee and the directors of BCI, that the only persons entitled to attend the Noteholders' Meeting shall be holders of Outstanding

Notes, as defined in the Trust Indenture, at the close of business on June 7, 2002, their proxy holders, the directors of BCI, the Trustee, the professional legal and financial advisers to BCI and the Trustee, the Director under the CBCA and such other persons as permitted by the Chair of the meeting and that the only persons entitled to be represented and to vote, in person or by proxy, at the Noteholders' Meeting shall be Noteholders at the close of business on June 7, 2002, in person or by proxy, unless ownership of the High Yield Notes has been transferred after such date and the transferee of such Notes establishes ownership and requests, not later than 10 days before the Noteholders' Meeting, that the name of such transferee be placed on the voting list.

Notice to Noteholders

18. **THIS COURT ORDERS** that good and sufficient notice of the Noteholders' Meeting shall have been given to the Noteholders if the Noteholders Circular in substantially the same form as contained in Exhibit ''B'' to the Supplementary Anderson Affidavit, with such amendments thereto as counsel for BCI may advise are necessary or desirable, provided that such amendments are not inconsistent with the terms of this Order, shall have been served on the Noteholders, by personal service or by delivery or by mailing the same by prepaid ordinary mail to holders of Outstanding Notes in accordance with applicable securities requirements at least 25 days prior to the date of the Noteholders' Meeting, including the date of mailing and excluding the date of the Noteholders' Meeting.

Application for Approval of Arrangement

19. **THIS COURT ORDERS** that following the BCI Special Meeting and the Noteholders' Meeting held in the manner set forth in this Order, BCI may apply before this Court, at such date, time and place as may be set by the Court, for approval of the Arrangement and that service of the Notice of Application herein, in accordance with paragraphs 9 and 18 of this Order, shall constitute good and sufficient service of such Notice of Application upon all persons who are entitled to receive such Notice of Application pursuant to this Order and no other form of service need be made and no other material need be served on such persons in respect of these proceedings, unless a Notice of Appearance is served on BCI's solicitors at least 5 days prior to July 12, 2002, in which case BCI shall serve such person with notice of the date of the application for approval, together with a copy of any additional materials to be used in support of such application.

20. **THIS COURT ORDERS** that any party who wishes to oppose the application for approval of the Arrangement must have first served a Notice of Appearance pursuant to paragraph 19 of this Order and shall serve upon BCI's solicitors and upon the other parties who have filed a notice of appearance a notice setting out the basis for such opposition and a copy of the materials to be used to oppose the application at least 5 days before the date set for the application for approval of the Arrangement or such shorter time as the Court, by order may allow.

Further Motions

21. **THIS COURT ORDERS** that any affected party may apply for further interim relief or other order on not less than 3 days' notice to BCI and all other parties appearing in these proceedings.

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FAIRNESS OPINION

SALOMON SMITH BARNEY

A member of citigroup

May 31, 2002

Board of Directors
Bell Canada International Inc.
Bell Canada International Investments Limited
1000, rue de La Gauchetiere Ouest
Bureau 1100
Montreal, Quebec H3B 4Y8
Canada

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to Bell Canada International Investments Limited (the "Company") of the consideration to be received by the Company in connection with (a) the sale by the Company of 10,353.94 shares of common stock (the "Purchased Shares") of Telecom Américas Ltd. ("TAL") to América Móvil, S.A. de C.V. ("AMX") pursuant to the Share Purchase Agreement dated as of May 31, 2002 (the "Share Purchase Agreement"), among Bell Canada International Inc. (the "Parent"), the Company and AMX, and (b) the sale by the Company of the 48,030 Preferred Shares, par value US$1.72494 (the "BCI V Shares"), of BCI (BVI) V Limited ("BCI V") held by the Company to 3810194 Canada Inc. (the "BCE Subsidiary"), a wholly owned subsidiary of BCE Inc. pursuant to a Share Transfer Agreement dated as of May 31, 2002 between the BCE Subsidiary and the Company (the "Share Transfer Agreement") (the transactions described in clauses (a) and (b) above, collectively, the "Sale"). As more fully described in the Share Purchase Agreement, the consideration to the Company for the sale of the Purchased Shares consists of: (i) cash consideration of approximately US$146 million payable on the Closing Date (as defined in the Share Purchase Agreement) (the "Cash Consideration") and (ii) a non-interest bearing, non-negotiable promissory note of Sercotel, S.A. de C.V. due March 1, 2003, in the principal amount of US$220 million, payable to the Company and guaranteed by AMX and Radiomóvil Dipsa, S.A. de C.V. (the "2003 Note"). As more fully described in the Share Transfer Agreement, the consideration to the Company for the sale of the BCI V Shares consists of US$480 in cash (the "BCE Consideration" and, together with the Cash Consideration and the 2003 Note, the "Sale Consideration").

SALOMON SMITH BARNEY INC. 388 Greenwich Street, New York, NY 10013

You have also advised us that, in connection with the Sale, the Parent will be released from: (i) any and all of its obligations with regard to its guarantee of (a) the Amended and Restated 3.716% Guaranteed Note Due 2004, No. S-1, dated November 6, 2001, in the principal amount of US$222,980,169 made by Telecom Américas Investments Ltd. ("TAIL") in favor of Inmobilaria Carso, S.A. de C.V. and (b) the 3.399% Guaranteed Note Due 2004, No. S-1, dated November 6, 2001, in the principal amount of US$92,657,331 made by TAIL in favor of Carso Global Telecom, S.A. de C.V. and subsequently transferred to América Telecom, S.A. de C.V. (the transactions described in (a) and (b) above, collectively, the "Tess Release") and (ii) any and all of its obligations with regard to its indemnification of SBC International ("SBC") in the amount of approximately US$39 million which represents its proportionate share of SBC's guarantee of $100 million of debt of Algar Telecom Leste, S.A. (the "ATL Release" and, together with the Tess Release, the "Releases").

In arriving at our opinion, we held discussions with certain officers, employees and other representatives of the Parent and TAL concerning the businesses, operations and prospects of TAL and BCI V. We also held discussions with certain officers of AMX concerning the credit worthiness of AMX. We examined certain publicly available business and financial information relating to TAL, BCI V and AMX as well as certain financial forecasts and other information and data for TAL and BCI V that were provided to us or otherwise discussed with us by the respective managements of the Parent and TAL. In connection with our engagement, we were not requested to, and we did not, approach third parties to solicit indications of interest in the possible acquisition of TAL, the Company, the Company's interest in TAL or the BCI V Shares. In addition to the foregoing, we conducted such other analyses and examinations and considered such other financial, economic and market criteria as we deemed appropriate in arriving at our opinion.

In rendering our opinion, we have assumed and relied, without any responsibility for independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us. With respect to financial forecasts provided to or otherwise reviewed by or discussed with us, we have been advised by the management of the Parent and TAL that such forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgements of the management of the Parent and TAL as to the future financial performance of TAL and BCI V, and we express no opinion with respect to such forecasts or the assumptions on which they are based. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, TAL or BCI V, nor have we made any physical inspection of the properties or assets of the Company, TAL or BCI V. Our opinion does not address the Company's underlying business decision to effect the transactions as outlined in the first paragraph hereof, and we express no view on the effect on the Company of the Sale. We also express no view on the solvency or ongoing business viability of the Company following the consummation of the Sale. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing and disclosed to us, as of the date hereof.

We have acted as financial advisor to the Board of Directors of the Company and the Parent and will receive a fee for our services. In the ordinary course of business, we and our affiliates may actively trade the securities of the Parent for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates have previously rendered certain investment banking and financial advisory services to the Parent and AMX, and their respective affiliates, for which we have received customary compensation. We and our affiliates (including Citigroup Inc.) have commercial banking and other business relationships with the Parent, AMX or their respective affiliates in the ordinary course of their businesses.

Our advisory services and the opinion expressed herein are provided solely for the use of the Board of Directors of the Company and Parent in their evaluation of the Sale and are not on behalf of, and are not intended to confer rights upon, any stockholder of the Company or the Parent or any person other than the Board of Directors of the Company and the Parent. Our opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote on any matter.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Sale Consideration taking into account the Releases is fair, from a financial point of view, to the Company and the Parent.

Very truly yours,

Salomon Smith Barney

SALOMON SMITH BARNEY

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VALUATION OPINION

SALOMON SMITH BARNEY

A member of citigroup

May 31, 2002

Board of Directors
Bell Canada International Inc.
1000, rue de La Gauchetiere Ouest
Bureau 1100
Montreal, Quebec H3B 4Y8
Canada

Members of the Board:

You have requested our views as to the net value to Bell Canada International Inc. (the "Parent") of the 48,030 Preferred Shares, par value US$1.72494 (the "BCI V Shares"), of BCI (BVI) V Limited ("BCI V") held by Bell Canada International Investments Limited (the "Company").

In arriving at our views, we reviewed the Memorandum and Articles of Association of BCI V, including the proposed amendment (the "Amendment") thereto to be effected pursuant to the Share Purchase Agreement dated as of May 31 among the Parent, the Company and América Móvil, S.A. de C.V. (the "Share Purchase Agreement"). We held discussions with certain officers, employees and other representatives of the Parent and Telecom Américas Ltd. ("TAL") concerning the businesses, operations and prospects of the properties and assets of BCI V. We examined certain publicly available business and financial information relating to the properties and assets of BCI V as well as certain financial forecasts and other information and data for the properties and assets of BCI V that were provided to us or otherwise discussed with us by the management of the Parent and TAL. In connection with our engagement, we were not requested to, and we did not, approach third parties to solicit indications of interest in the possible acquisition of the BCI V Shares. In addition to the foregoing, we conducted such other analyses and examinations and considered such other financial, economic and market criteria as we deemed appropriate in arriving at our opinion.

SALOMON SMITH BARNEY INC. 388 Greenwich Street, New York, NY 10013

In rendering our views, we have assumed and relied, without any responsibility for independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us. With respect to financial forecasts provided to or otherwise reviewed by or discussed with us, we have been advised by the management of the Parent and TAL that such forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgements of the management of the Parent and TAL as to the future financial performance of BCI V, and we express no opinion with respect to such forecasts or the assumptions on which they are based. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of BCI V, nor have we made any physical inspection of the properties or assets of BCI V. Our views are necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing and disclosed to us, as of the date hereof.

We have acted as financial advisor to the Board of Directors of the Company and the Parent and will receive a fee for our services. In the ordinary course of business, we and our affiliates may actively trade the securities of the Company and the Parent for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates have previously rendered certain investment banking and financial advisory services to the Company and the Parent, and their respective affiliates, for which we have received customary compensation. We and our affiliates (including Citigroup Inc.) have commercial banking and other business relationships with the Company, the Parent or their respective affiliates in the ordinary course of their businesses.

Our advisory services and the opinion expressed herein are provided solely for the use of the Board of Directors of the Company and Parent and are not on behalf of, and are not intended to confer rights upon, any stockholder of the Company or the Parent or any person other than the Board of Directors of the Company and the Parent. Our opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote on any matter and may not be published (other than in any management proxy circular or related notice of meeting sent by the Parent to its shareholders in connection with seeking their approval of the sale of the "Purchased Shares" (as defined in and contemplated by the Share Purchase Agreement)) or otherwise used or referred to, nor shall any public reference to Salomon Smith Barney Inc. be made, without our prior written consent.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the view that the fair value to the Parent of the BCI V Shares, taking into account the Amendment, is in the range of US$0 to US$82,849.

Very truly yours,

Salomon Smith Barney

SALOMON SMITH BARNEY

[THIS PAGE INTENTIONALLY LEFT BLANK]

APPENDIX F

UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF EARNINGS AND CONSOLIDATED BALANCE SHEET

COMPILATION REPORT

To the Directors of
Bell Canada International Inc.

We have reviewed, as to compilation only, the accompanying pro forma consolidated statement of earnings of Bell Canada International Inc. (''BCI'') for the three months ended March 31, 2002, the pro forma consolidated balance sheet as at March 31, 2002 and the pro forma consolidated statement of earnings for the year ended December 31, 2001 which have been prepared for inclusion in the Management Proxy Circular. In our opinion, the pro forma consolidated statements of earnings and pro forma consolidated balance sheet have been properly compiled to give effect to the transactions and proposed transactions and assumptions described in the notes thereto.

(signed) DELOITTE & TOUCHE LLP
Chartered Accountants
Montréal, Québec
June 10, 2002

COMMENT FOR UNITED STATES READERS ON DIFFERENCES BETWEEN CANADIAN AND UNITED STATES REPORTING STANDARDS

The above opinion, provided solely pursuant to Canadian requirements, is expressed in accordance with standards of reporting generally accepted in Canada. Such standards contemplate the expression of an opinion with respect to the compilation of pro forma financial statements. U.S. standards do not provide for the expression of an opinion on the compilation of pro forma statements. To report in conformity with U.S. standards, on the reasonableness of the pro forma adjustments and their application to the unaudited pro forma consolidated statements of earnings and unaudited pro forma consolidated balance sheet would require an examination or review which would be substantially greater in scope than the review as to compilation only that we have conducted. Consequently, under U.S. standards, we would be unable to express any opinion with respect to the compilation of the accompanying unaudited pro forma consolidated statements of earnings and consolidated balance sheet.

(signed) DELOITTE & TOUCHE LLP
Chartered Accountants
Montréal, Québec
June 10, 2002

Bell Canada International Inc.

Unaudited Pro Forma Consolidated Statement of Earnings for the three months ended March 31, 2002 (in thousands of Canadian dollars, except per share data)

	BCI for the three months ended March 31, 2002	Removal of revenues and expenses of Telecom Américas (Note 3 a)	Pro forma adjustments	(Notes)	BCI pro forma for the three months ended March 31, 2002
Revenues	$136,699	$(136,699)	$ —		$ —
Cost of sales	55,393	(55,393)	—		—
Selling, general and administrative expenses	40,687	(37,444)	—		3,243
Depreciation and amortization	43,488	(43,352)	—		136
Operating loss from continuing operations	(2,869)	(510)	—		(3,379)
Foreign exchange loss	(2,703)	2,431	—		(272)
Interest expense	(66,389)	56,355	—		(10,034)
Gain on investments	1,660	—	(1,660)	(3d)	—
Other	(1,426)	(6,538)	—		(7,964)
Loss from continuing operations before non-controlling interest	(71,727)	51,738	(1,660)		(21,649)
Non-controlling interest	5,274	(5,274)	—		—
Net loss from continuing operations	(66,453)	46,464	(1,660)		(21,649)
Discontinued operations	672,921	—	(672,921)	(4)	—
Net earnings (loss)	606,468	46,464	(674,581)		(21,649)
Interest on convertible debentures	(3,233)	—	—		(3,233)
Net earnings (loss) applicable to common shares	$603,235	$ 46,464	$(674,581)		$(24,882)
Earnings (loss) per common share from continuing operations, basic and diluted	$ (0.03)				$ (0.01)
Earnings (loss) per common share, basic and diluted	$ 0.25				$ (0.01)

(See accompanying notes)

Bell Canada International Inc.

Unaudited Pro Forma Consolidated Balance Sheet as at March 31, 2002 (in thousands of Canadian dollars)

	BCI as at March 31, 2002	Removal of assets and liabilities of Telecom Américas (Note 3b)	Pro forma adjustments (Note 3)	Reclassification of discontinued operations (Note 5)	BCI pro forma as at March 31, 2002
Current assets					
Cash and cash equivalents	$ 570,286	$ (361,778)	$ 231,854 (e)	$ (25,582)	$ 414,780[(1)]
Notes receivable	60,678	(60,678)	350,570 (e)	—	350,570
Accounts receivable	117,828	(90,258)	—	(26,033)	1,537
Inventory	32,803	(30,976)	—	(1,827)	—
Prepaid expenses and other current assets	120,814	(115,058)	—	(2,298)	3,458
Discontinued operations		—	—	55,740	55,740
	902,409	(658,748)	582,424	—	826,085
Fixed assets, net	1,021,796	(659,797)	—	(361,583)	416
Licenses, net	1,050,845	(988,655)	—	(62,190)	—
Deferred charges	116,631	(15,038)	—	(98,053)	3,540
Goodwill	1,574,480	(1,547,419)	—	(27,061)	—
Other assets	83,939	(29,116)	—	(38,914)	15,909
Discontinued operations		—	—	587,801	587,801
	$4,750,100	$(3,898,773)	$ 582,424	$ —	$1,433,751
Current liabilities					
Short-term loan facilities	$ 836,021	$ (661,953)	$ —	$ —	$ 174,068
Notes payable	36,520	(36,520)	—	—	—
Accounts payable and accrued liabilities	358,508	(197,589)	6,000 (c)	(130,504)	36,415
Long-term debt due within one year	560,236	(543,014)	—	(17,222)	—
Discontinued operations		—	—	147,726	147,726
	1,791,285	(1,439,076)	6,000	—	358,209
Long-term debt	1,185,322	(767,358)	—	(257,964)	160,000
Other long-term liabilities	90,280	(90,280)	—	—	—
Deferred income	74,410	—	(68,560) (d)	(5,850)	—
Future income taxes	79,733	—	(79,733) (g)	—	—
Discontinued operations		—	—	313,696	313,696
	3,221,030	(2,296,714)	(142,293)	49,882	831,905
Non-controlling interest	49,882	—	—	(49,882)	—
Shareholder's equity					
Put option	181,217	—	—	—	181,217
Stated capital	1,764,714	—	—	—	1,764,714
Deficit	(388,754)	—	(1,061,456) (c) 79,733 (g)	—	(1,370,477)
Foreign currency translation adjustment	(77,989)	—	104,381 (c)	—	26,392
	1,479,188	—	(877,342)	—	601,846
	$4,750,100	$(2,296,714)	$(1,019,635)	$ —	$1,433,751

(1) Includes cash and cash equivalents of $119,741,000 at March 31, 2002 which was subsequently contributed to Telecom Américas to enable it to repay the installment of the Tess Notes due on April 9, 2002.

(See accompanying notes)

Bell Canada International Inc.

Unaudited Pro Forma Consolidated Statement of Earnings for the year ended December 31, 2001 (in thousands of Canadian dollars, except per share data)

	BCI for the year ended December 31, 2001	Adjustment for change in accounting policy	BCI for the year ended December 31, 2001, after change in accounting policy	Removal of revenues and expenses of Telecom Américas and discontinued operations	Pro forma adjustments		BCI pro forma for the year ended December 31, 2001
		(Note 2)		(Note 3a)		(Notes)	
Revenues	$ 373,929	$ —	$ 373,929	$(369,667)	$ —		$ 4,262
Cost of sales	176,987	—	176,987	(175,868)	—		1,119
Selling, general and administrative expenses	139,316	—	139,316	(108,351)	—		30,965
Depreciation and amortization	192,782	—	192,782	(192,046)	—		736
Operating loss from continuing operations	(135,156)	—	(135,156)	106,598	—		(28,558)
Foreign exchange loss	(62,516)	(7,016)	(69,532)	39,630	—		(29,902)
Interest expense	(228,387)	—	(228,387)	189,809	—		(38,578)
Loss on investments	(157,626)	—	(157,626)	—	(1,109,327)	(3f)	(1,266,953)
Other income	40,671	—	40,671	(30,657)	—		10,014
Loss from continuing operations before non-controlling interest	(543,014)	(7,016)	(550,030)	305,380	(1,109,327)		(1,353,977)
Non-controlling interest	29,789	(5,228)	24,561	(24,561)	—		—
Net loss from continuing operations	(513,225)	(12,244)	(525,469)	280,819	(1,109,327)		(1,353,977)
Discontinued operations	177,797	42,225	220,022	98,744	638,709	(4)	1,037,208
					79,733	(3g)	
Net earnings (loss)	(335,428)	29,981	(305,447)	379,563	(390,885)		(316,769)
Interest on convertible debentures	(28,144)	—	(28,144)	—	—		(28,144)
Net earnings (loss) applicable to common shares	$(363,572)	$ 29,981	$(333,591)	$ 379,563	$ (390,885)		$ (344,913)
Earnings (loss) per common share from continuing operations, basic and diluted	$ (6.85)		$ (7.01)				$ (17.49)
Earnings (loss) per common share, basic and diluted	$ (4.60)		$ (4.22)				$ (4.36)

(See accompanying notes)

Bell Canada International Inc.

Notes to the Unaudited Pro Forma Consolidated Financial Statements

1. Basis of presentation

The accompanying unaudited pro forma consolidated statements of earnings for the three months ended March 31, 2002 and for the year ended December 31, 2001 and the unaudited pro forma consolidated balance sheet as at March 31, 2002 of Bell Canada International Inc. (''BCI'' or the ''Corporation'') have been prepared to give effect to the following:

- the retroactive application by the Corporation of the change in accounting policy for foreign currency translation as of January 1, 2001 (see Note 2);
- the disposition by BCI of its 42.0% interest in Telecom Américas Ltd. (''Telecom Américas'') (see Notes 3 and 4) as of January 1, 2001 in the case of the unaudited pro forma consolidated statements of earnings and as of March 31, 2002 in the case of the unaudited pro forma consolidated balance sheet;
- the transfer by Telecom Américas of its 77.1% indirect interest in Comunicación Celular S.A. (''Comcel'') to América Móvil S.A. de C.V. (''América Móvil'') (see Note 4) as of January 1, 2001;
- the distribution by Telecom Américas of its 59.1% interest in Genesis Telecom C.A. (''Genesis'') equally to BCI and América Móvil (see Note 4) as of January 1, 2001; and,
- the distribution by Telecom Américas of its 60.0% indirect interest in Techtel — LMDS Comunicaciones Interativas S.A. (''Techtel'') to América Móvil (see Note 4) as of January 1, 2001.

The accompanying unaudited pro forma consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles (''GAAP'') and were derived using, and should be read in conjunction with, the following information:

— the unaudited consolidated financial statements of BCI as at and for the three months ended March 31, 2002, incorporated by reference in this Circular;

— the audited consolidated financial statements of BCI for the years ended December 31, 2001 and 2000, incorporated by reference in this Circular.

The unaudited pro forma consolidated financial statements are not intended to reflect the results of operations or financial position which would have actually resulted had the transfer, distributions, disposition and other pro forma adjustments been effected on the dates indicated. Furthermore, the unaudited pro forma financial information is not necessarily indicative of the results of operations nor of the financial position and presentation that may be obtained for any future date or period. The net loss on the Corporation's disposition of Telecom Américas is subject to, among other things, the underlying carrying value of its investment in Telecom Américas and the prevailing level of foreign exchange rates at such disposition date.

2. Adjustment for change in accounting policy for foreign currency translation

Effective January 1, 2002, the Corporation retroactively applied, with restatement of prior periods, the amended recommendations of CICA Handbook Section 1650, ''Foreign Currency Translation''. The change in accounting policy was reflected in the Corporation's unaudited consolidated financial statements as at and for the three months ended March 31, 2002 incorporated by reference in this Circular.

For the year ended December 31, 2001, the adjustment for the change in accounting policy gives effect to the retroactive application of these amended recommendations to the consolidated statement of earnings as previously reported.

3. Disposition by BCI of its 42% interest in Telecom Américas

As part of the Share Purchase Agreement, described elsewhere in this Circular, the Corporation will dispose of its investment in Telecom Américas to América Móvil for gross proceeds of approximately $582,424,000 (US$365,500,000 translated using a rate of exchange of $1.5935 for each US$1.00 being the exchange rate in effect as at March 31, 2002) before estimated costs of disposal of $6,000,000. As of June 7, 2002, the rate of exchange was $1.5323 for each US$1.00.

(a) The unaudited pro forma consolidated statements of earnings reflect the Corporation's disposal of Telecom Américas as if it had occurred on January 1, 2001.

For the unaudited consolidated statement of earnings for the three months ended March 31, 2002, the adjustment reflects the removal of the revenues and expenses of Telecom Américas.

For the unaudited consolidated statement of earnings for the year ended December 31, 2001, the adjustment reflects the removal of the revenues and expenses of Telecom Américas and the removal of the results of operations of Comcel and Techtel included as discontinued operations.

(b) The unaudited pro forma consolidated balance sheet as at March 31, 2002 reflects the disposal of Telecom Américas as if it had occurred on that date and accordingly reflects the removal of the assets and liabilities of Telecom Américas included in the consolidated balance sheet.

The unaudited pro forma financial statements also include the following pro forma adjustments:

(c) The pro forma net loss on disposal of Telecom Américas in the amount of $1,061,456,000 was calculated using BCI's net carrying value for its investment in Telecom Américas of $1,637,880,000 as at March 31, 2002 and assumed estimated costs of disposal of $6,000,000.

The unaudited pro forma balance sheet as at March 31, 2002 also reflects the realization of $104,381,000 of unrealized foreign currency translation adjustments previously charged to shareholders equity.

Consistent with transition rules relating to the new accounting recommendations of CICA Handbook Section 3062, ''Goodwill and other intangible assets'', the Corporation expects to record a substantial goodwill transitional impairment charge to its January 1, 2002 opening deficit. The net loss on disposal of Telecom Américas is dependent, in part, on the carrying value of goodwill included within the net carrying value of the Corporation's investment in Telecom Américas. The pro forma net loss does not reflect any reduction in goodwill resulting from the transitional impairment charge since the Corporation has not yet finalized the transitional goodwill impairment charge to be made to its opening deficit. Any amount charged to opening deficit as a transitional goodwill impairment charge will decrease the net loss recorded in the unaudited consolidated statement of earnings.

(d) The pro forma adjustment to the unaudited consolidated balance sheet as at March 31, 2002, reflects the reversal of the remaining deferred income balance of $68,560,000 as at March 31, 2002 related to the Corporation's contribution of assets to Telecom Américas in November 2000. The adjustment to the unaudited pro forma consolidated statement of earnings for the three months ended March 31, 2002 reflects the reversal of the deferred income amortization in the amount of $1,660,000.

(e) The pro forma adjustment reflects cash of $231,854,000 to be received upon closing of the Share Purchase Agreement and the remaining proceeds receivable within the next twelve months of $350,570,000.

(f) The adjustment totaling $1,109,327,000 to the pro forma consolidated statement of earnings for the year ended December 31, 2001, comprises the following:

- pro forma net loss on disposal of Telecom Américas in the amount of $1,061,456,000 (see c) above);
- the reversal of the deferred income amortization in the amount of $6,648,000;
- the reversal of the dilution gain in the amount of $41,223,000 recorded by BCI during 2001 relating to BCI and América Móvil each having then tendered shares of Telecom Américas to redeem US$275,000,000 and US$140,898,000, respectively, of notes due to Telecom Américas. As a result, BCI's economic interest in Telecom Américas had decreased from 44.3% to 41.7%.

(g) In light of recent financial developments, BCI believes that it is no longer necessary to maintain a provision for future income taxes of $79,733,000, originally established on the disposition of companies which have since been treated as discontinued operations.

4. Transfer and distributions by Telecom Américas to América Móvil and BCI

As part of the Telecom Américas Reorganization described elsewhere in this Circular, Telecom Américas made the following dispositions effective February 8, 2002:

- transfer of its 77.1% indirect interest in Comcel to América Móvil;
- distribution of its 59.1% interest in Genesis equally to BCI and América Móvil; and,
- distribution of its 60% indirect interest in Techtel to América Móvil subject to receipt of regulatory approvals, which were received on May 22, 2002.

As a result of these transactions, BCI recorded a net gain on the Reorganization of $672,921,000 which was included in net earnings from discontinued operations in the Corporation's unaudited consolidated financial statements for the three months ended March 31, 2002, incorporated by reference in this Circular.

The unaudited pro forma consolidated statements of earnings for the three months ended March 31, 2002 and for the year ended December 31, 2001, reflect Telecom Américas' transfer and distributions as if they had occurred on January 1, 2001.

In addition to the adjustment for the removal of the revenues and expenses of continuing operations and discontinued operations described in Note 3 above, the unaudited pro forma consolidated statements of earnings also include the following adjustments:

- For purposes of the unaudited pro forma consolidated statement of earnings for the three months ended March 31, 2002, the adjustment reflects the reversal of the net gain on Reorganization of $672,921,000 included in the unaudited consolidated statement of earnings of BCI as part of discontinued operations.
- For purposes of the unaudited pro forma consolidated statement of earnings for the year ended December 31, 2001, the pro forma adjustment to discontinued operations totaling $638,709,000 comprises the inclusion of the net gain on Reorganization of $672,921,000 and the reversal of the deferred income amortization of $34,212,000.

5. Reclassification of discontinued operations

In order to present the pro forma balance sheet of BCI in a manner which more readily facilitates analysis for the purposes of this Circular, the assets and liabilities of BCI's discontinued operations at March 31, 2002 have been reclassified.

EXHIBIT 6

Computershare

Investor Services

Computershare Trust Company of Canada
1500 University Street
Suite 700
Montreal Quebec H3A 3S8
Telephone 1-800-332-0095
Facsimile 514-982-7580
Email: caregistryinfo@computershare.com
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

Marie-Lise Gauthier
Bell Canada International Inc.
1000, rue de La Gauchetière ouest
Bureau 1200
Montreal, QC H3B 4Y8

Re: Bell Canada International Inc. – Common Shares
2002 Special Meeting of Shareholders

Dear Ms. Gauthier,

This letter will serve to confirm that on June 13, 2002, the following material was sent by prepaid mail to each registered shareholder of record of the above company as of June 7, 2002:

- Notice of Meeting and Proxy Circular with respect to the Arrangement
- Form of Proxy
- Return Envelope

In addition, copies of the above-mentioned material were sent by overnight courier on June 13, 2002 to nominees on behalf of beneficial shareholders that requested material in accordance with National Policy Statement No. 41.

Please do not hesitate to contact me if you have any questions or require additional information.

Yours truly,
COMPUTERSHARE TRUST COMPANY OF CANADA

"Sonia Ciavaglia"

Sonia Ciavaglia
Account Administrator,
Stock Transfer Services

EXHIBIT 7

Computershare

Investor Services

Computershare Trust Company of Canada
1500 University Street
Suite 700
Montreal Quebec H3A 3S8
Telephone 1-800-332-0095
Facsimile 514-982-7580
Email: caregistryinfo@computershare.com
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

Marie-Lise Gauthier
Bell Canada International Inc.
1000, rue de La Gauchetière ouest
Bureau 1200
Montreal, QC H3B 4Y8

Re: Bell Canada International Inc.
2002 Noteholders Meeting

Dear Ms. Gauthier,

This letter will serve to confirm that on June 13, 2002, the following material was sent by prepaid mail to each registered noteholder of record of the above company as of June 7, 2002:

- Notice of Meeting and Proxy Circular with respect to the Arrangement
- Form of Proxy
- Return Envelope

In addition, copies of the above-mentioned material were sent by overnight courier on June 13, 2002 to nominees on behalf of beneficial noteholders that requested material in accordance with National Policy Statement No. 41.

Please do not hesitate to contact me if you have any questions or require additional information.

Yours truly,
COMPUTERSHARE TRUST COMPANY OF CANADA

"Nathalie Ethier"

Nathalie Ethier
Manager,
Corporate Trust Services